                                               Filed pursuant to Rule 424(b)(1)
                                               Registration No. 333-26741


                                5,000,000 SHARES

                                 CMP MEDIA LOGO
[CMP LOGO]                    CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

     Of the 5,000,000 shares of Class A Common Stock offered, 4,000,000 shares are being offered hereby in the United States and 1,000,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

     Of the 5,000,000 shares of Class A Common Stock offered, 3,750,000 shares are being sold by the Company and 1,250,000 shares are being sold by the Selling Stockholders named herein. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

     Each share of Class A Common Stock entitles its holder to one vote, whereas each share of Class B Common Stock entitles its holder to ten votes. All of the shares of Class B Common Stock are held by members of the Founding Family (as defined herein). After consummation of the offerings, members of the Founding Family will beneficially own shares having approximately 97% of the outstanding voting power of the Company's Common Stock. As a result, these stockholders will have the collective ability to elect the Company's directors and to determine the outcome of corporate actions requiring stockholder approval.

     Prior to the offerings, there has been no public market for the Class A Common Stock of the Company. For factors considered in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

     The Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CMPX".

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                    INITIAL PUBLIC           UNDERWRITING             PROCEEDS TO         PROCEEDS TO SELLING
                    OFFERING PRICE            DISCOUNT(1)             COMPANY(2)             STOCKHOLDERS
                 ---------------------   ---------------------   ---------------------   ---------------------
Per Share.....          $22.00                   $1.54                  $20.46                  $20.46
Total(3)......       $110,000,000             $7,700,000              $76,725,000             $25,575,000

---------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $1,372,000 payable by the Company.

(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 600,000 shares of Class A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 150,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be $126,500,000, $8,855,000 and $92,070,000, respectively. See "Underwriting".

                            ------------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about July 30, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                     LAZARD FRERES & CO. LLC
BEAR, STEARNS & CO. INC.                                             FURMAN SELZ
                            ------------------------

                 The date of this Prospectus is July 24, 1997.

[Inside Front Cover Page Graphics: CMP logo above the following text: "CMP Media Inc. is a leading publisher of newspapers and magazines about technology. With U.S. publications focusing on computers, electronics, information technology and the Internet, we serve the broad technology spectrum--those who build it, those who sell it, and those who use it. CMP also reaches these audiences around the world with titles we own, license or represent, as well as on the Internet, where our presence is growing."]

[Inside Front Cover Page Gatefold Graphics: Pictures of sample cover pages of each of CMP's publications and sample web pages from the Company's Internet services. The sample pages are arranged under banner headings that say: "The Builders of Technology, The Sellers of Technology and The Users of Technology". The CMP logo appears in the bottom right-hand corner.]

[Inside Back Cover Page Graphics: A globe at the top left with pictures of various magazines' cover pages that the Company represents or that are published overseas by CMP independently or through joint ventures under the banner "Global". In the bottom left of the page, four of the Company's web pages are depicted beside the banner "Internet". The CMP logo appears in the bottom right-hand corner.]

     "CMP" and certain other terms used in this Prospectus are trademarks or service marks of CMP Media Inc. ("CMP" or the "Company"). Trade names, trademarks and service marks of other companies appearing in this Prospectus are the property of their respective holders. This Prospectus does not include the contents of the Company's Internet sites and references to such Internet sites are not intended to, and should not be deemed to, incorporate the contents of such sites into this Prospectus.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus (i) gives effect to the exchange, effected prior to the consummation of the Offerings, of all outstanding shares of the Company's Class C Common Stock for shares of the Company's Class A Common Stock and shares of the Company's Class B Common Stock, (ii) gives effect to the amendment and restatement of the Company's certificate of incorporation and a 35.75-to-one stock split of the Company's outstanding Common Stock effected through a stock dividend prior to the consummation of the Offerings and (iii) assumes no exercise of the Underwriters' over-allotment options. See "Description of Capital Stock" and "Underwriting".

                                  THE COMPANY

     CMP is a leading publisher of magazines and newspapers about computers, electronics, information technology and the Internet (collectively, "technology"). Each of CMP's publications is designed for a distinct audience within one of three groups: the builders, the sellers or the users of technology. In terms of total advertising pages, the Company is one of the largest technology publishers in the United States, with a 1996 U.S. market share in excess of 20% according to Inquiry Management Systems ("IMS"), an independent ad-tracking firm. In 1996, many of CMP's publications were the leaders in their respective market niches and five of CMP's publications were among the ten fastest-growing technology publications in the United States, in terms of advertising pages according to IMS. The Company's revenues have nearly doubled since 1992, increasing to $418.1 million in 1996 from $218.2 million in 1992. Income from operations increased to $28.8 million in 1996 from $7.4 million in 1992.

     Of the three largest U.S. technology publishers, CMP is the only one which serves the broad spectrum of builders, sellers and users of technology and which is therefore able to offer technology advertisers access to customers in all three groups. The "builders" include manufacturers, engineers, designers and purchasers of electronic systems and components, including computers, telecommunications equipment and related products. The "sellers" include distributors, resellers and retailers of those products. The "users" include the end-users, in business and at home, of information systems, computer systems, personal computers, software, the Internet and related products and services.

     Most of CMP's magazines and newspapers are controlled-circulation, business-to-business trade publications which are distributed free of charge to qualified subscribers and which generate revenues predominantly from the sale of advertising space. In 1996, advertising revenues from the Company's controlled-circulation publications accounted for approximately 72% of total revenues. CMP also publishes paid-circulation magazines that generate revenue not only from advertising but also from subscriptions and newsstand sales. The Company has expanded its business internationally by acquiring an advertising sales representative organization that serves local technology publishers worldwide, by launching new wholly-owned and joint-venture editions of its U.S. publications designed for local audiences and by licensing its U.S. publications to local publishers outside the United States. CMP has also expanded onto the Internet by making its publications and other information services available through its World Wide Web sites.

     The technology sector of the U.S. publishing industry has experienced substantial growth as technology has become increasingly integrated into business and consumer products and the demand for technology information and analysis has increased. In 1996, the technology sector accounted for approximately 35% of advertising dollars spent in U.S. business-to-business publications according to Competitive Media Reporting, a media market-research service. The total number of advertising pages for technology products in U.S. technology and business publications was approximately 160,000 in 1996 according to IMS, and the Company estimates that total 1996 revenues from these advertising pages were between $1.5 billion and $1.7 billion.

PUBLICATIONS AND SERVICES

     CMP serves the builders and sellers of technology through its "OEM" and "channel" publications, respectively, which include some of the Company's longest-established publications. The Company serves large business users of technology (including corporate, government and institutional users) through its "enterprise computing" publications, and it serves desktop business users and consumers through its "personal computing" publications, which include the Company's paid-circulation magazines. CMP's publications and the years in which they were launched are indicated below.

     BUILDERS. CMP publishes two controlled-circulation newspapers that address distinct audiences within the original equipment manufacturer ("OEM") sector of the technology industry: Electronic Buyers' News (1971) and Electronic Engineering Times (1972). Audiences for these publications include OEM management, engineers, designers and purchasers of electronic systems and components, including computers, telecommunications equipment, semiconductors, software, peripherals and related products. According to IMS, CMP held the largest market share in 1996 in the U.S. OEM publishing sector, accounting for approximately 41% of the total advertising pages in all U.S. technology publications serving this group of readers.

     SELLERS. CMP publishes three controlled-circulation publications that address distinct audiences within various technology distribution channels (collectively, the "channel"): Computer Reseller News (1982), VARBusiness (1987) and Computer Retail Week (1992). Audiences for these publications include distributors, value-added resellers ("VARs"), retailers, systems integrators, dealers, consultants, computer superstores, mass merchandisers, warehouse clubs, consumer electronics retailers and mail-order sellers. According to IMS, CMP held the largest market share in 1996 in the U.S. channel publishing sector, accounting for approximately 76% of the total advertising pages in all U.S. technology publications serving this group of readers.

     USERS. CMP publishes three controlled-circulation publications that address distinct audiences in business enterprises and other large organizations: CommunicationsWeek (1984), InformationWeek (1985) and Network Computing (1990). These audiences include information systems executives, network communications and departmental applications managers, Internet and intranet managers, and other purchasers and end-users of computers and information technology products. According to IMS, CMP held the second largest market share in 1996 in the U.S. enterprise computing publishing sector, accounting for approximately 27% of the total advertising pages in all U.S. technology publications serving this group of readers. CMP also publishes paid-circulation magazines that address the needs of personal computer users, such as technology professionals and users in large businesses, technology users in small and home offices, and individuals: WINDOWS Magazine (1992), HomePC
(1994) and NetGuide Magazine (1994). According to IMS, CMP held the second largest market share in 1996 in the U.S. personal computing publishing sector, accounting for approximately 17% of the total advertising pages in all U.S. technology publications serving this group of readers.

     INTERNATIONAL. CMP publishes Informatiques Magazine (1994) in France and, through joint ventures, publishes Computer Reseller News (1995) and InformationWeek (1997) in Germany and InformationWeek (1997) in the U.K. The Company also licenses its editorial content to non-U.S. publishers and acts as advertising sales representative for a network of non-U.S. publications.

     INTERNET SERVICES. With the 1994 launch of TechWeb, CMP became the first major U.S. technology publisher to make all of its domestic print publications accessible through a single World Wide Web site. The Company has announced that in 1997 it will launch CMPnet, a World Wide Web site which will serve as a single point of access for all of CMP's Internet services.

GROWTH STRATEGY

     CMP's objective is to continue to grow in revenues, profitability and market share as a leading publisher of magazines and newspapers serving the broad spectrum of builders, sellers and users of technology worldwide. The Company believes that its ability to achieve its objective will be enhanced by its strong relationships with advertisers, the broad market coverage of its publications, its reputation for high-quality editorial content and its experienced management team. To implement this objective, CMP has adopted the following strategies, which it may pursue through internal growth, selective acquisitions, joint ventures and licensing arrangements.

     BUILD UPON STRENGTH OF EXISTING PUBLICATIONS. CMP will seek to increase its overall market share of advertising pages by continuing to improve the editorial and circulation quality of its publications, thereby providing advertisers with increasingly effective access to their target audiences. The Company believes that, by publishing for audiences across the spectrum of builders, sellers and users of technology, it can offer advertisers a one-stop purchasing opportunity which capitalizes on their need to reach audiences in multiple markets. CMP also plans to continue selectively expanding the circulation of its publications, which it expects will lead to higher net average rates per page and therefore higher revenues and profits. In addition, in response to advances in technology and changes in technology markets, CMP will reposition existing publications from time to time in order to maximize their market opportunities, accelerate their growth and increase their profitability.

     INTRODUCE NEW PUBLICATIONS FOR EMERGING TARGET AUDIENCES. CMP will continue monitoring new developments and trends in technology markets to identify emerging audiences for technology-related information. When the Company perceives appropriate opportunities, it intends to launch publications with innovative positions attractive to both advertisers and readers. The Company has demonstrated an ability to identify new audiences and to reach the market with publications for such audiences before other major U.S. technology publishers. CMP believes that being the first-to-market provides a competitive advantage in establishing market-share leadership.

     EXPAND INTERNATIONALLY. CMP believes that the strength of its existing publications and its network of non-U.S. publications for which it provides advertising sales representation enable it to take advantage of the growth of technology markets internationally. The Company plans to expand its international business primarily by launching local versions of its strongest publications, either independently or in joint ventures with local publishers, in those countries that have the largest or fastest-growing technology markets. CMP also intends to expand its program of licensing its titles, designs and editorial content to local publishers. In addition, CMP plans to expand M&T International by increasing the number of publications it represents and opening additional overseas sales offices.

     EXPAND INTERNET SERVICES. The Company intends to continue using the Internet to complement and extend the reach of its existing print publications and to develop new online audiences for its advertisers. In addition to aggregating its Internet services into the single CMPnet site and adding new content and services, CMP will use a common CMPnet sales force, which CMP believes will be cost-efficient and effective for its advertisers.

                              RECENT DEVELOPMENTS

     The Company estimates that revenues for the three months ended June 30, 1997 will be approximately $125.0 million, compared with $107.7 million for the same period in 1996. Income from operations for the three months ended June 30, 1997 is anticipated to be approximately $13.5 million, compared with $9.2 million for the corresponding period of the prior year. It is anticipated that this growth will be principally attributable to revenue increases for Computer Reseller News and InformationWeek.

     CMP has announced that it is centralizing the management of its enterprise computing and personal computing publications, a change the Company believes will better position it to offer advertisers a single point of access to the users of technology. The Company also announced that it will cease publishing NetGuide Magazine after its August 1997 issue and will integrate Internet-related content into WINDOWS Magazine and its NetGuide Internet service. CMP believes that the converging information needs of personal computer and Internet users eliminate the necessity for a stand-alone monthly magazine exclusively targeting the Internet user.

     In addition, CMP has announced that CommunicationsWeek will change its name to InternetWeek effective as of September 1, 1997, reflecting the impact of the Internet on network communications. InternetWeek will continue to address the information needs of network professionals and corporate managers, whose purchasing responsibilities are increasingly shifting to focus on products and applications based on Internet technologies.

                                   OWNERSHIP

     The Company was founded by Gerard G. Leeds and Lilo J. Leeds in 1971. Immediately after the Offerings (as defined herein), Gerard Leeds, Lilo Leeds and their children (collectively, the "Founding Family"), some of whom will continue as directors and executive officers of the Company, will beneficially own an aggregate of 17,032,050 shares of Class A Common Stock and Class B Common Stock having approximately 97% of the outstanding aggregate voting power of the Company's Common Stock. See "Risk Factors -- Concentration of Control; Anti-Takeover Effect of Certain Provisions" and "Description of Capital Stock".

     Upon the consummation of the Offerings, certain members of the Founding Family will make a gift from their personal holdings of approximately 215,000 shares of Class A Common Stock to substantially all of the Company's employees. See "Management -- Employee Share Grants". Following consummation of the Offerings, the executive officers and other employees of the Company will collectively own shares representing approximately 24% of the Company's Common Stock.

     The Company is a Delaware corporation, and its principal executive offices are located at 600 Community Drive, Manhasset, New York 11030. Its telephone number is (516) 562-5000.

                                 THE OFFERINGS

Class A Common Stock offered:(1)
     The Company.....................  3,750,000 shares
     The Selling Stockholders........  1,250,000 shares
                                       ------------
          Total......................  5,000,000 shares
                                       ============
Common Stock outstanding after the
  Offerings:
     Class A Common Stock............  6,536,320 shares (2)
     Class B Common Stock............  16,088,250 shares (3)
                                       ------------
          Total......................  22,624,570 shares (2)
                                       ============
Voting rights........................  The Class A Common Stock and Class B Common Stock
                                       vote as a single class on all matters requiring the
                                       approval of the Company's stockholders, except as
                                       otherwise required by law, with each share of Class A
                                       Common Stock entitling its holder to one vote and each
                                       share of Class B Common Stock entitling its holder to
                                       ten votes.
Use of proceeds......................  The Company will use the $75.4 million net proceeds it will receive from the Offerings to repay the
                                       outstanding balance under the Company's revolving
                                       credit agreement ($34.3 million as of March 31, 1997)
                                       and to pay $26.0 million of the S Corporation
                                       Distribution (as defined herein) to the Company's
                                       current stockholders, and the balance will be used for
                                       other general corporate purposes. See "Use of
                                       Proceeds".
Nasdaq National Market symbol........  CMPX

---------------
(1) The offering of 4,000,000 shares of Class A Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of 1,000,000 shares of Class A Common Stock initially being offered outside the United States (the "International Offering") are collectively referred to as the "Offerings".

(2) Excludes 819,705 shares of Class A Common Stock issuable upon exercise of outstanding options granted under the Company's Stock Incentive Plan and 312,855 shares of Class A Common Stock reserved for issuance and not yet issued under the Stock Incentive Plan, 1,500,000 shares reserved for issuance and not yet issued under the Company's Employee Stock Purchase Plan and 35,000 shares of Class A Common Stock reserved for issuance and not yet issued under the Company's Directors' Stock Compensation Plan. See "Management -- Stock Incentive Plan", "-- Employee Stock Purchase Plan" and "-- Director Compensation". Also excludes 2,642,640 shares of Class A Common Stock issuable upon the exercise of outstanding options held by certain members of the Company's senior management. See "Management -- Executive Compensation -- Option/SAR Grants in Last Fiscal Year".

(3) Shares of Class B Common Stock are convertible at any time into Class A Common Stock on a one-for-one basis and convert automatically into Class A Common Stock upon a transfer to anyone other than a member of the Founding Family or certain permitted transferees. In addition, shares of Common Stock owned by members of the Founding Family are subject to certain transfer restrictions. See "Risk Factors -- Concentration of Control; Anti-Takeover Effect of Certain Provisions", "Certain Relationships and Related Transactions" and "Principal and Selling Stockholders".

                                  RISK FACTORS

     For a discussion of certain considerations relevant to an investment in the Class A Common Stock, see "Risk Factors".

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth summary consolidated financial and other data for each of the years in the five-year period ended December 31, 1996 and for the three months ended March 31, 1996 and 1997 and as of March 31, 1997. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                            THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                                MARCH 31,
                                   -------------------------------------------------------------------   ------------------------
                                      1992          1993          1994          1995          1996          1996         1997
                                   -----------   -----------   -----------   -----------   -----------   ----------   -----------
                                                                                                               (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues.........................     $218,206      $258,919      $316,800      $382,360      $418,059      $84,910      $101,914
Operating costs and expenses:
  Cost of revenues...............       99,200       110,698       129,250       166,092       172,475       38,104        42,941
  Selling and promotion..........       75,792        83,233       113,870       128,640       138,319       29,328        37,029
  General and administrative.....       35,788        55,416        57,498        68,013        78,460       19,872        22,888
                                      --------      --------      --------      --------      --------     --------      --------
Income (loss) from operations....        7,426         9,572        16,182        19,615        28,805       (2,394)         (944)
                                      --------      --------      --------      --------      --------     --------      --------
Gain (loss) on sales of
  businesses.....................        1,475            --        13,650          (282)        1,434        1,216            --
Other income (expense), net......          174           923          (863)       (2,103)       (2,476)         376        (3,047)
                                      --------      --------      --------      --------      --------     --------      --------
Income (loss) before provision
  (benefit) for income taxes.....        9,075        10,495        28,969        17,230        27,763         (802)       (3,991)
Pro forma provision (benefit) for
  income taxes (1)...............        3,902         4,513        12,643         7,694        11,707         (338)       (1,740)
                                      --------      --------      --------      --------      --------     --------      --------
Pro forma net income (loss)(1)...     $  5,173      $  5,982      $ 16,326      $  9,536      $ 16,056       $ (464)     $ (2,251)
                                      ========      ========      ========      ========      ========     ========      ========
Pro forma net income (loss) per
  share(2).......................     $   0.23      $   0.27      $   0.73      $   0.43      $   0.72      $ (0.02)     $  (0.10)
                                      ========      ========      ========      ========      ========     ========      ========
Pro forma weighted average shares
  outstanding(2).................   22,361,777    22,361,777    22,361,777    22,361,777    22,361,777   22,361,777    22,361,777
                                   ===========   ===========   ===========   ===========   ===========   ===========  ===========
ADJUSTED PRO FORMA DATA(3):
Income (loss) before provision
  (benefit) for income taxes.....                                                             $ 31,434                   $ (3,528)
Provision (benefit) for income
  taxes..........................                                                               13,256                     (1,538)
                                                                                              --------                   --------
Net income (loss)................                                                             $ 18,178                   $ (1,990)
                                                                                              ========                   ========
Net income (loss) per share
  (4)............................                                                             $   0.79                   $  (0.08)
                                                                                              ========                   ========
Weighted average shares
  outstanding(4).................                                                           23,029,959                 23,450,413
                                                                                           ===========                ===========
OTHER DATA:
Depreciation and amortization....     $  3,772      $  3,539      $  5,264      $  6,351      $  7,321      $ 1,896      $  2,155
Interest (income) expense, net...          130          (194)         (594)          713           457          127           348
EBITDA(5)........................       12,977        13,840        33,639        24,294        35,541        1,221        (1,488)

Adjusted income (loss) from
  operations(6)..................        8,754        11,646        18,712        22,065        31,809       (1,644)         (851)
Adjusted EBITDA(7)...............       14,305        15,914        36,169        26,744        38,545        1,971        (1,395)

Operating cash flows.............       11,334        12,832        30,456         7,248        48,357        5,636        (9,888)
Investing cash flows.............          (97)       (6,587)       (6,637)       (1,459)      (22,408)        (338)       (4,670)
Financing cash flows.............      (11,608)       (8,577)      (20,814)       (6,755)      (25,319)      (6,865)        7,837

Advertising pages(8).............           --            --        35,006        36,912        38,925        8,126         8,567

                                                                                                              MARCH 31, 1997
                                                                                                          -----------------------
                                                                                                                           PRO
                                                                                                            ACTUAL       FORMA(9)
                                                                                                          ----------     --------
                                                                                                                (UNAUDITED)
BALANCE SHEET DATA:
Working capital........................                                                                    $ 15,579      $ 18,682
Total assets...........................                                                                     126,909       142,012
Total long-term debt...................                                                                      34,250            --
Total stockholders' equity.............                                                                       9,703        47,056

---------------
(1) Pro forma provision (benefit) for income taxes and pro forma net income
    (loss) are presented as if the Company were a C corporation for tax purposes for all periods presented. See Notes 2 and 11 to the consolidated financial statements included elsewhere in this Prospectus.

(2) Based on the weighted average number of shares of Common Stock, including Common Stock equivalents outstanding, and includes (i) 1,291,753 additional shares, representing the number of Common Stock options issued during the twelve-month period prior to the Offerings as if they were outstanding for all periods presented, and (ii) 2,195,455 additional shares, representing the number of shares of Class A Common Stock to be issued and sold by the Company in the Offerings, at the initial public offering price of $22.00 per share, the proceeds from which would be necessary to pay the S Corporation Distribution, estimated to be approximately $38,000, and S corporation distributions of approximately $10,300 made in the twelve months preceding May 31, 1997 which were in excess of net income for such twelve-month period. See "Use of Proceeds".

(3) The unaudited Adjusted Pro Forma Data give effect to the following transactions as if they had occurred as of the beginning of each period presented: (i) the change in tax status of the Company from an S corporation to a C corporation, resulting in an effective tax rate of 42.2% for the year ended December 31, 1996 and 43.6% for the three months ended March 31, 1997;
    (ii) a reduction in interest expense of $667 for the year ended December 31, 1996 and $370 for the three months ended March 31, 1997 attributable to the Company's long-term debt, which will be repaid out of the net proceeds of the Offerings; (iii) the elimination of $3,004 for the year ended December 31, 1996 and $93 for the three months ended March 31, 1997, in compensation expense to certain officers of the Company that will no longer be incurred after the Offerings and (iv) an adjustment to the pro forma provision (benefit) for income taxes to reflect the tax effect of the adjustments described in clauses (ii) and (iii) of $1,549 for the year ended December 31, 1996 and $202 for the three months ended March 31, 1997. See "Use of Proceeds" and "Management -- Executive Compensation -- Summary Compensation Table".

(4) Based on the weighted average number of shares of Common Stock, including Common Stock equivalents outstanding, and includes (i) 1,291,753 additional shares, representing the number of Common Stock options issued during the twelve-month period prior to the Offerings as if they were outstanding for the periods presented, and (ii) 2,863,637 and 3,284,091 additional shares for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively, representing the number of shares of Class A Common Stock to be issued and sold by the Company in the Offerings, at the initial public offering price of $22.00 per share, the proceeds from which would be necessary to pay the S Corporation Distribution, estimated to be approximately $38,000, and to repay long-term debt outstanding as of December 31, 1996 and March 31, 1997.

(5) EBITDA means income (loss) before provision (benefit) for income taxes plus depreciation and amortization plus interest (income) expense, net. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the publishing industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's performance relative to other companies in the industry. The Company's definition of EBITDA may not be identical to similarly titled measures of other companies and, therefore, may not necessarily be an accurate basis of comparison.

(6) Reflects income (loss) from operations adjusted for compensation to certain officers of the Company that will no longer be incurred after the Offerings of $1,328, $2,074, $2,530, $2,450 and $3,004 for the years ended December
    31, 1992, 1993, 1994, 1995 and 1996, respectively, and $750 and $93 for the three months ended March 31, 1996 and 1997, respectively.

(7) Adjusted EBITDA means EBITDA adjusted for compensation to certain officers of the Company that will no longer be incurred after the Offerings. See Note
    (6) above. See "Management -- Executive Compensation -- Summary Compensation Table". Adjusted EBITDA includes gain (loss) on businesses sold and income
    (loss) from operations of businesses sold. Excluding gain (loss) on businesses sold and the related income (loss) from operations of businesses sold for all periods presented, adjusted EBITDA would have been $15,136, $19,618, $25,188, $25,978 and $37,207 for the years ended December 31, 1992,
    1993, 1994, 1995 and 1996, and $862 and $(1,395) for the three months ended March 31, 1996 and 1997, respectively.

(8) Advertising pages represents the total number of advertising pages in the Company's print publications for each period according to IMS. Advertising pages data are not presented for 1992 and 1993 because independently compiled advertising pages data are not available for the Company's health and travel-related publications, which were divested by the Company in July 1992 and January 1994, respectively. Advertising pages (according to IMS) and revenues for the Company's technology publications were 25,544 and $199,100 in 1992, respectively, and were 30,371 and $242,583 in 1993, respectively.

(9) The unaudited pro forma consolidated balance sheet data give effect to the issuance and sale of 3,750,000 shares of Class A Common Stock by the Company at the initial public offering price of $22.00 per share, providing net proceeds to the Company of $75,353, and utilization of such proceeds to repay long-term debt outstanding and to pay $26,000 of the S Corporation Distribution, estimated to be approximately $38,000 in total, as if the issuance and sale had occurred as of March 31, 1997. See "Use of Proceeds".

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Class A Common Stock offered by this Prospectus.

DEPENDENCE ON DEMAND FOR ADVERTISING

     A substantial majority of the Company's revenues (approximately 88% in 1996) is derived from the sale of advertising space. Computer Reseller News, InformationWeek, Electronic Engineering Times and WINDOWS Magazine each accounted for more than 10% of CMP's total revenues in 1996. The Company's print advertising space is generally not sold pursuant to long-term contracts. In the event of a future general economic downturn or a recession in the United States, the Company's advertisers may reduce their advertising budgets. Any material decline in the demand for advertising by technology product advertisers would have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The Company faces significant competition with respect to its print publications from a number of technology publishers, some of which have substantially greater financial resources than the Company, which may enhance their ability to compete in the technology publishing market. In addition, the Company faces broad competition for audiences and advertising revenue from other media companies that produce magazines, newspapers and online content. Overall competitive factors include product positioning, editorial quality, circulation, price and customer service. Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, reader response to advertisers' products and services and the effectiveness of sales teams. If the Company is unable to compete successfully for advertisers and readers, the Company's business, financial condition and results of operations could be adversely affected. See "Business -- Competition".

NEW PRODUCT RISKS

     The Company's success has depended largely upon its ability to monitor rapidly changing technologies and market trends and to adapt its publications and services to meet the evolving information needs of existing and emerging target audiences. The Company's future success will depend in part on its ability to continue offering new publications and services that successfully gain market acceptance by addressing the needs of specific audience groups within the Company's target markets. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new publication or service, or assimilating and marketing an acquired publication or service, is inherently risky and costly. New publications generally incur significant operating losses and require several years and significant investment to achieve profitability, with paid-circulation magazines typically requiring a greater length of time and incurring a greater amount of operating losses before achieving profitability than controlled-circulation publications. New controlled-circulation publications launched within the last ten years have typically incurred cumulative operating losses up to approximately $12.6 million prior to achieving profitability or being discontinued, sold or merged with other publications, while the Company's paid-circulation magazines (WINDOWS Magazine, Home PC and NetGuide Magazine) have incurred cumulative operating losses ranging from $18.0 to $25.0 million since inception. There can be no assurance that the Company's efforts to introduce new or assimilate acquired publications or services will be successful or profitable. In addition, the Company has invested in certain Internet services that are currently generating losses. In 1996, operating losses from the Company's Internet services were approximately $11.8 million. The Internet is still in the early stages of development as a commercial medium, and there can be no assurance that these services will be successful or profitable. Costs related to the development of new publications and services are expensed as incurred and, accordingly, the Company's profitability from year to year may be adversely affected by the number and timing of new product launches. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- New Publications and Services".

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

     A component of the Company's growth strategy is further expansion into international markets. The Company has limited experience in developing localized versions of its publications and services and in marketing and distributing them internationally. In addition, there are certain risks inherent in doing business in international markets, such as the uncertainty of product acceptance by different cultures, the risks of divergent business expectations or cultural incompatibility inherent in establishing joint ventures with foreign partners, difficulties in staffing and managing multinational operations, currency fluctuations, state-imposed restrictions on the repatriation of funds and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's results of operations. See "Business -- Publications and Services -- International".

EFFECT OF INCREASES IN PAPER AND POSTAGE COSTS

     Paper for the Company's magazines and newspapers is a significant expense, accounting for 9.9% of total operating expenses in 1996. Paper prices have been volatile over the past several years. They began to rise in 1994, rose significantly in 1995, dropped in 1996 and have decreased slightly in 1997. The Company does not use forward contracts and all of its paper supply contracts provide for price adjustments on a quarterly basis to reflect then-prevailing market prices. As a result, unexpected or significant increases in paper prices may have an adverse effect on the Company's future results of operations. Postage for newspaper and magazine distribution is also a significant expense for the Company, which generally uses regular mail service. Postage costs increase periodically and can be expected to increase in the future. No assurance can be given that the Company can recoup paper or postage cost increases by passing them through to its advertisers and readers and, accordingly, such cost increases could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Production".

HISTORICAL OPERATING LOSSES IN THE FIRST QUARTER

     The Company typically has experienced losses in the first quarter of the year, primarily due to lower advertising sales during that period. The amount of such losses varies from year to year because of a variety of factors, primarily the timing of new product launches. The Company incurred losses from operations of approximately $0.9 million and $2.4 million in the first quarter of 1997 and 1996, respectively, and may continue to incur first-quarter losses in subsequent years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality".

CONCENTRATION OF CONTROL; ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

     The Company has two classes of authorized voting Common Stock, Class A Common Stock and Class B Common Stock. The rights of the Class A Common Stock and the Class B Common Stock are identical, except that holders of the Class A Common Stock are entitled to one vote per share, holders of the Class B Common Stock are entitled to ten votes per share, and Class B Common Stock may be converted into Class A Common Stock on a share-for-share basis. Both classes will vote together as one class on all matters generally submitted to a vote of stockholders, including the election of directors.

     After consummation of the Offerings, the Founding Family will beneficially own an aggregate of 17,032,050 shares of Class A Common Stock and Class B Common Stock having approximately 97% of the aggregate outstanding voting power of the Company's Common Stock. As a result, these stockholders will have the collective ability to elect the Company's directors and to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership and the disproportionate voting rights between the Class A Common Stock and the Class B Common Stock may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest. See "Management" and "Principal and Selling Stockholders". In addition, the members of the Founding Family have entered into a stockholders' agreement that contains provisions relating to the transfer and voting of shares of Common Stock held by the holders of shares of Class B Common Stock. See "Certain Relationships and Related Transactions".

     Pursuant to the Company's revolving credit agreement, certain members of the Founding Family have entered into a negative pledge agreement under which they are restricted from transferring shares of their Common Stock. The lenders under the revolving credit agreement have agreed to amend the negative pledge agreement in order to permit the Selling Stockholders who are parties to such agreement to sell the shares of Class A Common Stock being sold by them in the Offerings and to make certain gifts of Class A Common Stock. In addition, the Company's revolving credit agreement provides that changes in control of the Company and transfers of Common Stock made in breach of the negative pledge agreement will constitute an event of default under the revolving credit agreement, which would permit the lenders to accelerate outstanding indebtedness thereunder. These provisions may have the effect of delaying, deterring or preventing a change of control of the Company.

     After consummation of the Offerings, the Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A Common Stock. The Company has no present plans to issue shares of Preferred Stock.

     Further, the Company's amended and restated certificate of incorporation and restated bylaws will limit the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, which may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. Certain aspects of Delaware law applicable to the Company may also have the effect of discouraging takeover attempts. These provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests or transactions in which stockholders might otherwise receive a premium for their shares over the prevailing market prices. See "Description of Capital Stock".

SHARES ELIGIBLE FOR FUTURE SALE
     After consummation of the Offerings, there will be 6,536,320 shares of Class A Common Stock outstanding (22,624,570 shares assuming the conversion of all outstanding shares of Class B Common Stock), of which the 5,000,000 shares of Class A Common Stock sold pursuant to the Offerings (together with any shares sold under the Underwriters' over-allotment options) will be tradeable without restriction by persons other than "affiliates" of CMP. The remaining shares of Class A Common Stock (including any Class A Common Stock issued upon conversion of Class B Common Stock) will be deemed "restricted" securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and, as such, may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemptions contained in Rule 144 under the Securities Act. No prediction can be made as to the effect, if any, that future sales of shares of Class A Common Stock, or the availability of such shares for future sales, will have on the market price of the shares of Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock, and such a reduction in the market price of the Class A Common Stock could impair the ability of the Company to raise additional capital through future public offerings of its equity securities.

     Certain members of the Founding Family will make a gift from their personal holdings of an aggregate of approximately 215,000 shares of Class A Common Stock to substantially all of the employees of the Company upon the consummation of the Offerings, which shares will be held in trust for such employees for one year. See "Management -- Employee Share Grants". Options to purchase 819,705 shares of Class A Common Stock have been granted under the Company's Stock Incentive Plan and 312,855 additional shares of Class A Common Stock are available for grants under the Stock Incentive Plan. See "Management -- Stock Incentive Plan". The Company has also reserved 1,500,000 shares of Class A Common Stock for issuance under the Company's Employee Stock Purchase Plan and 35,000 shares of Class A Common Stock for issuance under the Company's Directors' Stock Compensation Plan. See "Management -- Employee Stock Purchase Plan" and "-- Director Compensation". In addition, options to purchase 2,642,640 shares of Class A Common Stock are held by certain members of senior management. See "Management --

Executive Compensation -- Option/SAR Grants in Last Fiscal Year". The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A Common Stock subject to stock options granted under the Stock Incentive Plan and the shares available under the Employee Stock Purchase Plan as well as those shares subject to the options held by certain members of senior management that will permit resale of such shares, subject to the Rule 144 volume limitations applicable to affiliates of the Company and any agreements between option holders and the representatives of the Underwriters.

     The Company, its directors, certain executive officers and the holders of Class B Common Stock (including the Selling Stockholders) have agreed that, subject to certain limited exceptions, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option and stock purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class A Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Class A Common Stock, without the prior written consent of Goldman, Sachs & Co. No assurance can be given that a holder of the Class B Common Stock will not decide, based upon then prevailing market and other conditions, to convert all or a portion of his or her shares of Class B Common Stock to shares of Class A Common Stock and to dispose of such shares pursuant to the provisions of Rule 144 under the Securities Act, subject to the holding period and volume limitations of Rule 144 and the 180-day lock-up agreement.

     The members of the Founding Family have entered into a stockholders' agreement that contains provisions restricting the transfer of shares of Common Stock held by the holders of shares of Class B Common Stock. In addition, the holders of the shares of Class B Common Stock have the right to require the Company to register under the Securities Act the shares of Class A Common Stock into which their shares of Class B Common Stock are convertible. See "Certain Relationships and Related Transactions", "Principal and Selling Stockholders", "Shares Eligible for Future Sale" and "Underwriting".

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Company's Class A Common Stock, and there can be no assurance that an active public market for the Company's Class A Common Stock will develop or be sustained after the Offerings. The initial public offering price has been determined by negotiation between the Company and the representatives of the Underwriters based upon several factors. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The trading price of the Company's Class A Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of new publications or technological innovations by the Company or its competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company and other events or factors. Moreover, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the market price of the Company's Class A Common Stock would likely be materially and adversely affected. In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies which are traded on the market. These broad market and industry fluctuations may adversely affect the trading price of the Company's Class A Common Stock, regardless of the Company's operating performance.

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price of the Class A Common Stock is higher than the book value per outstanding share of Class A Common Stock. Accordingly, purchasers in the Offerings will suffer immediate and substantial dilution of $20.06 in the net tangible book value per share of the Class A Common Stock from the initial public offering price. After the Offerings, investors who purchase Class A Common Stock pursuant to the Offerings will have paid 92.2% of the total consideration paid to the Company for shares of Common Stock by all stockholders since the formation of the Company in 1971 and will own 22.1% of the shares of Common Stock of the Company. Additional dilution will occur upon the exercise of outstanding options granted by the Company. See "Dilution".

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,750,000 shares of Class A Common Stock offered by the Company pursuant to the Offerings are estimated to be $75.4 million ($90.7 million if the Underwriters' over-allotment options are exercised in full), after deducting the underwriting discount and estimated offering expenses. The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders hereunder. See "Principal and Selling Stockholders".

     The Company will use a portion of the net proceeds from the Offerings to repay the outstanding balance under its revolving credit agreement. As of March 31, 1997, the outstanding balance under the revolving credit agreement was $34.3 million and the weighted average interest rate was approximately 6%. Borrowings under the revolving credit agreement have been used to fund working capital requirements and to pay dividends representing prior earnings to the Company's current stockholders.

     The Company elected to be treated as an S corporation beginning January 1, 1987 and, therefore, the income of the Company is attributable to its current stockholders for federal and certain state and local tax purposes. Upon consummation of the Offerings, the Company will terminate its S corporation election and will become subject to U.S. federal, state and local income taxes at prevailing corporate rates. In connection with the termination of the Company's S corporation election, the Company will pay to its current stockholders a distribution (the "S Corporation Distribution"), which was declared, but not paid, prior to the Offerings. The S Corporation Distribution will be equal to the amount of the Company's earnings which are taxable to its current stockholders and have not been previously distributed to them. The S Corporation Distribution will consist of undistributed earnings for the year ended December 31, 1996 and a proportional share of the Company's entire 1997 earnings (based on the number of days in the period) for the period beginning January 1, 1997 and ending on the date that the Company's S corporation election is terminated. The Company currently estimates that the S Corporation Distribution will be approximately $38 million, a significant portion of which will be used by the stockholders of the Company to pay taxes they will owe on the Company's income attributable to them as stockholders of an S corporation. The actual amount of the S Corporation Distribution will be based on the date of termination of the Company's S corporation election and actual 1997 earnings. The Company will use $26 million of the net proceeds of the Offerings to pay a portion of the S Corporation Distribution upon consummation of the Offerings and, once the actual S Corporation Distribution is determined, the Company will use cash on hand to fund the balance of the S Corporation Distribution. Purchasers of shares of Class A Common Stock in the Offerings will not be entitled to any portion of the S Corporation Distribution.

     The Company plans to use any remaining net proceeds from the Offerings for other general corporate purposes.

                                DIVIDEND POLICY

     The Company paid cash dividends of $7,825,000 and $38,258,678 to its stockholders in the years ended December 31, 1995 and 1996, respectively, primarily to fund taxes owed by the stockholders on the Company's income attributable to them as stockholders of an S corporation and to distribute earnings of the Company on which such stockholders had previously paid income tax. In addition, the Company will make the S Corporation Distribution to its current stockholders. See "Use of Proceeds".

     After consummation of the Offerings and except for payment of the S Corporation Distribution, the Company intends to retain all available funds for use in the operation and expansion of its business, and the Company does not anticipate that any cash dividends will be declared or paid in the foreseeable future. In addition, the Company's revolving credit agreement restricts the Company's ability to pay dividends.

                                    DILUTION

     As of March 31, 1997, the net tangible book value of CMP was $6.5 million, or $0.34 per share of Common Stock. Net tangible book value per share represents the Company's total tangible assets less total liabilities divided by total shares of Common Stock outstanding. After giving effect to (i) the net proceeds received by the Company from the sale of shares of Class A Common Stock pursuant to the Offerings at the initial public offering price of $22.00 per share, assuming no exercise of the Underwriters' over-allotment options, and (ii) the S Corporation Distribution to the Company's current stockholders, the pro forma net tangible book value of CMP as of March 31, 1997, would have been $43.8 million, or $1.94 per share of Common Stock. Such amount represents an immediate increase in pro forma net tangible book value of $1.60 per share of Common Stock to the Company's existing stockholders and immediate dilution to new investors of $20.06 per share of Class A Common Stock. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

      Initial public offering price per share.......................              $ 22.00
           Net tangible book value per share as of March 31, 1997...  $  0.34
      Decrease in net tangible book value per share attributable to
                the S Corporation Distribution......................    (1.68)
          Increase in net tangible book value per share attributable
                to net proceeds of the Offerings....................     3.28
                                                                       ------
      Pro forma net tangible book value per share as of March 31,
        1997 after the Offerings....................................                 1.94
                                                                                   ------
      Dilution per share to new investors...........................              $ 20.06
                                                                                   ======

     The following table summarizes, on a pro forma basis as of March 31, 1997, the number of shares of Common Stock purchased from CMP, the total consideration paid and the average price per share paid by the Company's existing stockholders and by new investors purchasing shares of Class A Common Stock in the Offerings at the initial public offering price of $22.00 per share, assuming no exercise of the Underwriters' overallotment options:

                                        SHARES OF
                                       COMMON STOCK        TOTAL CONSIDERATION
                                        PURCHASED             (IN THOUSANDS)         AVERAGE PRICE
                                    ------------------     --------------------        PER SHARE
                                      NUMBER     PERCENT      AMOUNT      PERCENT   OF COMMON STOCK
                                    -----------  -----     -------------  -----     ---------------
Existing stockholders (Class A
  Common Stock and Class B Common
  Stock)(1).......................   17,624,570   77.9%    $   9,364,000    7.8%        $  0.53
New stockholders (Class A Common
  Stock)(1).......................    5,000,000   22.1%      110,000,000   92.2%        $ 22.00
                                     ----------  -----      ------------  -----
     Total........................   22,624,570  100.0%    $ 119,364,000  100.0%
                                     ==========  =====      ============  =====

---------------
(1) Excludes (i) 819,705 shares of Class A Common Stock issuable upon exercise of outstanding options granted under the Company's Stock Incentive Plan and 312,855 shares of Class A Common Stock reserved for issuance and not yet issued under the Stock Incentive Plan, (ii) 1,500,000 shares of Class A Common Stock reserved for issuance and not yet issued under the Company's Employee Stock Purchase Plan, (iii) 35,000 shares of Class A Common Stock reserved for issuance and not yet issued under the Company's Directors' Stock Compensation Plan and (iv) 2,642,640 shares of Class A Common Stock issuable upon exercise of outstanding stock options held by certain members of the Company's senior management. See "Management -- Stock Incentive Plan", "-- Employee Stock Purchase Plan", "-- Director Compensation" and "-- Executive Compensation -- Option/SAR Grants in Last Fiscal Year".

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 (i) on an actual basis and (ii) on a pro forma basis after giving effect to (a) an increase in the number of authorized shares of Common Stock,
(b) the sale of 3,750,000 shares of Class A Common Stock by the Company pursuant to the Offerings at the initial public offering price of $22.00 per share (less the underwriting discount and estimated offering expenses), assuming no exercise of the Underwriters' over-allotment options, (c) the repayment of $34.3 million of outstanding indebtedness under the Company's revolving credit agreement with a portion of the net proceeds therefrom and (d) the termination of the Company's S corporation election and payment of $26 million of the S Corporation Distribution to the Company's current stockholders, estimated to be approximately $38 million in total. See "Use of Proceeds". This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                            MARCH 31, 1997
                                                                       ------------------------
                                                                        ACTUAL        PRO FORMA
                                                                       ---------      ---------
                                                                        (DOLLARS IN THOUSANDS,
                                                                         EXCEPT PER SHARE AND
                                                                            SHARE AMOUNTS)
Cash and cash equivalents...........................................   $  --          $  15,103
                                                                        ========       ========
Long-term debt......................................................   $  34,250      $  --
                                                                        ========       ========
Stockholders' equity:
     Class A Common Stock, par value $.01 per share, 50,000,000 shares authorized, 1,321,320 shares issued and outstanding, actual; par value $.01 per share, 50,000,000 shares
      authorized, 6,536,320 shares issued and outstanding, pro
      forma(1)......................................................          13             65
     Class B Common Stock, par value $.01 per share, 20,000,000 shares authorized, 17,553,250 shares issued and outstanding, actual; par value $.01 per share, 20,000,000 shares
      authorized, 16,088,250 shares issued and outstanding, pro
      forma.........................................................         176            161
Additional paid-in capital..........................................      17,860         61,991
Retained earnings...................................................       6,815             --
Unamortized restricted stock compensation...........................     (14,693)       (14,693)
Other...............................................................        (468)          (468)
                                                                        --------       --------
          Total stockholders' equity................................   $   9,703      $  47,056
                                                                        ========       ========

---------------
(1) Excludes (i) 819,705 shares of Class A Common Stock issuable upon exercise of outstanding options granted under the Company's Stock Incentive Plan and 312,855 shares of Class A Common Stock reserved for issuance and not yet issued under the Stock Incentive Plan, (ii) 1,500,000 shares of Class A Common Stock reserved for issuance and not yet issued under the Company's Employee Stock Purchase Plan, (iii) 35,000 shares of Class A Common Stock reserved for issuance and not yet issued under the Company's Directors' Stock Compensation Plan and (iv) 2,642,640 shares of Class A Common Stock issuable upon exercise of outstanding stock options held by certain members of the Company's senior management. See "Management -- Stock Incentive Plan", "-- Employee Stock Purchase Plan", "-- Director Compensation" and "-- Executive Compensation -- Option/SAR Grants in Last Fiscal Year".

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected consolidated financial and other data for each of the years in the five-year period ended December 31, 1996 and as of December 31 for each of such years and for the three months ended March 31, 1996 and 1997 and as of March 31, 1997. The selected consolidated statement of income data for the years ended December 31, 1994, 1995 and 1996 and the selected consolidated balance sheet data as of December 31, 1995 and 1996 have been derived from the consolidated financial statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants, whose report with respect thereto is included elsewhere in this Prospectus. The consolidated statement of income data for the years ended December 31, 1992 and 1993 and consolidated balance sheet data as of December 31, 1992, 1993 and 1994 have been derived from the consolidated financial statements of the Company audited by Coopers & Lybrand L.L.P. and not included herein. The selected consolidated statement of income data for the three months ended March 31, 1996 and 1997 and the selected consolidated balance sheet data as of March 31, 1997 have been derived from the unaudited consolidated financial statements of the Company, which in the opinion of management include all adjustments (consisting of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of the Company for the periods and at the date presented. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year. The pro forma consolidated financial data are not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of and for the periods indicated, nor do they purport to represent the Company's future financial position and results of operations. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                  THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                              MARCH 31,
                               --------------------------------------------------------------   -----------------------
                                  1992         1993         1994         1995         1996         1996         1997
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                      (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues.....................    $218,206     $258,919     $316,800     $382,360     $418,059      $84,910     $101,914
Operating costs and expenses:
  Cost of revenues...........      99,200      110,698      129,250      166,092      172,475       38,104       42,941
  Selling and promotion......      75,792       83,233      113,870      128,640      138,319       29,328       37,029
  General and
    administrative...........      35,788       55,416       57,498       68,013       78,460       19,872       22,888
                                ---------    ---------    ---------    ---------    ---------     --------    ---------
Income (loss) from
  operations.................       7,426        9,572       16,182       19,615       28,805       (2,394)        (944)
                                ---------    ---------    ---------    ---------    ---------     --------    ---------
Gain (loss) on sales of
  businesses.................       1,475           --       13,650         (282)       1,434        1,216           --
Other income (expense), net..         174          923         (863)      (2,103)      (2,476)         376       (3,047)
                                ---------    ---------    ---------    ---------    ---------     --------    ---------
Income (loss) before
  provision (benefit) for
  income taxes...............       9,075       10,495       28,969       17,230       27,763         (802)      (3,991)
Pro forma provision (benefit)
  for income taxes(1)........       3,902        4,513       12,643        7,694       11,707         (338)      (1,740)
                                ---------    ---------    ---------    ---------    ---------     --------    ---------
Pro forma net income
  (loss)(1)..................    $  5,173     $  5,982     $ 16,326     $  9,536     $ 16,056       $ (464)    $ (2,251)
                                =========    =========    =========    =========    =========     ========    =========
Pro forma net income (loss)
  per share(2)...............    $   0.23     $   0.27     $   0.73     $   0.43     $   0.72      $ (0.02)    $  (0.10)
                                =========    =========    =========    =========    =========     ========    =========
Pro forma weighted average
  shares outstanding(2)......  22,361,777   22,361,777   22,361,777   22,361,777   22,361,777   22,361,777   22,361,777
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                                                                   THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,                      ENDED MARCH 31,
                                       ----------------------------------------------------   -----------------------
                                        1992      1993      1994       1995        1996         1996         1997
                                       -------   -------   -------   --------   -----------   --------   ------------
                                                                                                    (UNAUDITED)
ADJUSTED PRO FORMA DATA(3):
Income (loss) before provision
  (benefit) for income taxes.........                                               $31,434                  $(3,528)
Provision (benefit) for income
  taxes..............................                                                13,256                   (1,538)
                                                                                  ---------               ----------
Net income (loss)....................                                               $18,178                  $(1,990)
                                                                                  =========               ==========
Net income (loss) per share(4).......                                               $  0.79                  $ (0.08)
                                                                                  =========               ==========
Weighted average shares
  outstanding(4).....................                                            23,029,959               23,450,413
                                                                                 ==========               ==========
OTHER DATA:
Depreciation and amortization........  $ 3,772   $ 3,539   $ 5,264   $  6,351      $  7,321   $  1,896      $  2,155
Interest (income) expense, net.......      130      (194)     (594)       713           457        127           348
EBITDA(5)............................   12,977    13,840    33,639     24,294        35,541      1,221        (1,488)

Adjusted income (loss) from
  operations(6)......................    8,754    11,646    18,712     22,065        31,809     (1,644)         (851)
Adjusted EBITDA(7)...................   14,305    15,914    36,169     26,744        38,545      1,971        (1,395)
Operating cash flows.................   11,334    12,832    30,456      7,248        48,357      5,636        (9,888)
Investing cash flows.................      (97)   (6,587)   (6,637)    (1,459)      (22,408)      (338)       (4,670)
Financing cash flows.................  (11,608)   (8,577)  (20,814)    (6,755)      (25,319)    (6,865)        7,837
Advertising pages(8).................       --        --    35,006     36,912        38,925      8,126         8,567

                                                           DECEMBER 31,                           MARCH 31, 1997
                                       ----------------------------------------------------   -----------------------
                                        1992      1993      1994       1995        1996        ACTUAL    PRO FORMA(9)
                                       -------   -------   -------   --------   -----------   --------   ------------
                                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Working capital......................  $13,559   $12,415   $ 2,416   $ 23,887      $ 11,865   $ 15,579     $  18,682
Total assets.........................   52,254    65,845    93,668    113,326       123,935    126,909       142,012
Total long-term debt.................       --        --        --     12,000        25,000     34,250            --
Total stockholders' equity...........   22,068    23,473    19,345     27,827        16,713      9,703        47,056

---------------
(1) Pro forma provision (benefit) for income taxes and pro forma net income
    (loss) are presented as if the Company were a C corporation for tax purposes for all periods presented. See Notes 2 and 11 to the consolidated financial statements included elsewhere in this Prospectus.

(2) Based on the weighted average number of shares of Common Stock, including Common Stock and Common Stock equivalents outstanding, and includes (i) 1,291,753 additional shares, representing the number of Common Stock options issued during the twelve-month period prior to the Offerings as if they were outstanding for all periods presented, and (ii) 2,195,455 additional shares, representing the number of shares of Class A Common Stock to be issued and sold by the Company in the Offerings, at the initial public offering price of $22.00 per share, the proceeds from which would be necessary to pay the S Corporation Distribution, estimated to be approximately $38,000, and S corporation distributions of approximately $10,300 made in the twelve months preceding May 31, 1997 which were in excess of net income for such twelve-month period. See "Use of Proceeds".

(3) The unaudited Adjusted Pro Forma Data give effect to the following transactions as if they had occurred as of the beginning of each period presented: (i) the change in tax status of the Company from an S corporation to a C corporation, resulting in an effective tax rate of 42.2% for the year ended December 31, 1996 and 43.6% for the three months ended March 31, 1997;
    (ii) a reduction in interest expense of $667 for the year ended December 31, 1996 and $370 for the three months ended March 31, 1997 attributable to the Company's long-term debt, which will be repaid out of the net proceeds of the Offerings; (iii) the elimination of $3,004 for the year ended December 31, 1996 and $93 for the three months ended March 31, 1997 in compensation expense to certain officers of the Company that will no longer be incurred after the Offerings and (iv) an adjustment to the pro forma provision (benefit) for income taxes to reflect the tax effect of the adjustments described in clauses (ii) and (iii) of $1,549 for the year ended December 31,

    1996 and $202 for the three months ended March 31, 1997. See "Use of Proceeds" and "Management -- Executive Compensation -- Summary Compensation Table".

(4) Based on the weighted average number of shares of Common Stock, including Common Stock equivalents outstanding, and includes (i) 1,291,753 additional shares, representing the number of Common Stock options issued during the twelve-month period prior to the Offerings as if they were outstanding for all periods presented, and (ii) 2,863,637 and 3,284,091 additional shares for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively, representing the number of shares of Class A Common Stock to be issued and sold by the Company in the Offerings, at the initial public offering price of $22.00 per share, the proceeds from which would be necessary to pay the S Corporation Distribution, estimated to be approximately $38,000, and to repay long-term debt outstanding as of December 31, 1996 and March 31, 1997.

(5) EBITDA means income (loss) before provision (benefit) for income taxes plus depreciation and amortization plus interest (income) expense, net. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the publishing industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's performance relative to other companies in the industry. The Company's definition of EBITDA may not be identical to similarly titled measures of other companies and, therefore, may not necessarily be an accurate basis of comparison.

(6) Reflects income (loss) from operations adjusted for compensation to certain officers of the Company that will no longer be incurred after the Offerings of $1,328, $2,074, $2,530, $2,450 and $3,004 for the years ended December
    31, 1992, 1993, 1994, 1995 and 1996, respectively, and $750 and $93 for the three months ended March 31, 1996 and 1997, respectively.

(7) Adjusted EBITDA means EBITDA adjusted for compensation to certain officers of the Company that will no longer be incurred after the Offerings. See Note
    (6) above. See "Management -- Executive Compensation -- Summary Compensation Table". Adjusted EBITDA includes gain (loss) on businesses sold and income
    (loss) from operations of businesses sold. Excluding gain (loss) on businesses sold and the related income (loss) from operations of businesses sold for all periods presented, adjusted EBITDA would have been $15,136, $19,618, $25,188, $25,978 and $37,207 for the years ended December 31, 1992,
    1993, 1994, 1995 and 1996, respectively, and $862 and $(1,395) for the three months ended March 31, 1996 and 1997, respectively.

(8) Advertising pages represents the total number of advertising pages in the Company's print publications for each period according to IMS. Advertising pages data are not presented for 1992 and 1993 because independently compiled advertising pages data are not available for the Company's health and travel-related publications, which were divested by the Company in July 1992 and January 1994, respectively. Advertising pages (according to IMS) and revenues for the Company's technology publications were 25,544 and $199,100 in 1992, respectively, and were 30,371 and $242,583 in 1993, respectively.

(9) The unaudited pro forma consolidated balance sheet data give effect to the issuance and sale of 3,750,000 shares of Class A Common Stock by the Company at the initial public offering price of $22.00 per share, providing net proceeds to the Company of $75,353, and utilization of such proceeds to repay long-term debt outstanding, and to pay $26,000 of the S Corporation Distribution, estimated to be approximately $38,000 in total, as if the issuance and sale had occurred as of March 31, 1997. See "Use of Proceeds".

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     CMP publishes controlled-circulation, business-to-business trade publications and paid-circulation magazines and also provides Internet services. A substantial portion of the Company's revenues are derived from the sale of advertising space in its publications. The Company also earns revenues from paid subscriptions, newsstand sales, list rentals, reprints and licensing of the editorial content, designs and titles of its publications. In 1996, advertising revenues from all of the Company's publications and services accounted for approximately 88% of total revenues. Advertising revenues from controlled-circulation publications accounted for approximately 72% of the Company's total revenues in 1996.

     The Company's revenues and profitability are influenced by a number of external factors, the most significant of which include the pace at which new technology products are introduced; the extent to which companies selling such products elect to advertise using print or online media rather than other advertising media; trends in paper prices and postal rates which, in certain years, have increased at levels in excess of the rate increases which could reasonably be passed along to customers; and the level of competition in various market sectors among the major technology publishers.

NEW PUBLICATIONS AND SERVICES

     As part of its growth strategy, the Company invests in new publications and services aimed at the builders, sellers and users of technology. New publications generally incur significant operating losses and require several years to achieve profitability, with paid-circulation magazines typically requiring a greater length of time and incurring a greater amount of operating losses before achieving profitability than controlled-circulation publications. New controlled-circulation publications launched within the last ten years have typically incurred cumulative operating losses up to approximately $12.6 million prior to achieving profitability or being discontinued, sold or merged with other publications, while the Company's paid-circulation magazines (WINDOWS Magazine, Home PC and NetGuide Magazine) have incurred cumulative operating losses ranging from approximately $18.0 million to $25.0 million since inception. New Internet services have incurred significant operating losses, and the amount of time required for these services to achieve profitability remains uncertain as the Internet is still in the early stages of development as a commercial medium. In 1996, operating losses from the Company's Internet services were approximately $11.8 million. CMP funds the launches of new publications and services with cash flow from operations and, to a lesser extent, with borrowings under the revolving credit agreement. The Company does not capitalize development costs or start-up expenses for new publications and services. Costs related to the development of new publications and services are expensed as incurred.

     If the Company concludes that a new publication or service will not achieve certain benchmarks with regard to revenues, profitability and cash flow within a reasonable period of time, management will modify or reposition the publication or service, incorporate it into another publication or service or discontinue it. For example, the Company announced that it will cease publishing NetGuide Magazine after its August 1997 issue and will integrate Internet-related content into WINDOWS Magazine and its NetGuide Internet service. See "Prospectus
Summary -- Recent Developments". Significant publication and service launches in the past three years include HomePC (1994), Informatiques Magazine (1994), TechWeb (1994) and NetGuide (the Internet service formerly known as NetGuide
Live) (1996). While revenues from these publications and services have increased from 1994 to 1996, there have been substantial operating losses involved. The Company expects that some or all of these publications and services will continue to generate negative cash flow in 1997, and there can be no assurance that these publications and services will generate positive cash flow in the future. See "Risk Factors -- New Product Risks".

CERTAIN COMPENSATION EXPENSES

     Upon the consummation of the Offerings, certain members of the Founding Family will make a gift from their personal holdings of approximately 215,000 shares of Class A Common Stock to substantially all of the employees of the Company. See "Management -- Employee Share Grants". As required by generally accepted accounting principles, the Company will, at the date of the gift, record a one-time, non-cash compensation charge which will reduce income before provision for income taxes for 1997 by approximately $4.7 million.

     In November 1996, the Co-Chairpersons of the Company, who are principal stockholders of the Company, sold 1,321,320 shares of Class A Common Stock, representing approximately 7% of the Company's Common Stock outstanding at that time, to Michael Leeds, Daniel Leeds and Kenneth Cron for an aggregate purchase price of $1.4 million, or $1.05 per share. See "Management -- Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions". At the date of this transaction, the shares of Class A Common Stock purchased by the senior executives had an appraised fair market value of $16.8 million and, accordingly, the Company will recognize a total of $15.4 million in non-cash compensation expense pro rata over the vesting periods for such shares, which range from seven to nine years. Related non-cash compensation expense was approximately $0.2 million in 1996 and will be approximately $1.9 million in 1997.

     Each of the Co-Chairpersons of the Company received compensation as executive officers totaling approximately $1.5 million in salary and bonuses for the year ended December 31, 1996. In 1997, each of the Co-Chairpersons will receive compensation of approximately $15,500 per month through the date of consummation of the Offerings. After the Offerings, the Co-Chairpersons will no longer receive compensation as executive officers, but will only receive compensation for their services as non-employee directors. See
"Management -- Director Compensation" and "-- Executive Compensation -- Summary Compensation Table".

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, items within the Company's consolidated statements of income as a percentage of revenues for each period. This table and the subsequent discussion should be read in conjunction with "Selected Consolidated Financial Data" and the consolidated financial statements and the notes thereto contained elsewhere in this Prospectus. The Company typically incurs operating losses in the first quarter of each year. See "-- Seasonality".

                                                   FOR THE YEAR ENDED              FOR THE THREE MONTHS
                                                      DECEMBER 31,                   ENDED MARCH 31,
                                            --------------------------------       --------------------
                                             1994         1995         1996         1996          1997
                                            ------       ------       ------       ------        ------
                                                                                       (UNAUDITED)
Revenues.................................    100.0%       100.0%       100.0%       100.0%        100.0%
Operating costs and expenses:
     Cost of revenues....................     40.8         43.4         41.2         44.9          42.1
     Selling and promotion...............     35.9         33.6         33.1         34.5          36.3
     General and administrative..........     18.1         17.8         18.8         23.4          22.5
                                             -----        -----        -----        -----         -----
Income (loss) from operations............      5.2          5.2          6.9         (2.8)         (0.9)
Gain (loss) on sales of businesses.......      4.3         (0.1)         0.3          1.4            --
Other income (expense), net..............     (0.3)        (0.6)        (0.6)         0.4          (3.0)
                                             -----        -----        -----        -----         -----
Income (loss) before pro forma provision
  (benefit) for income taxes.............      9.2          4.5          6.6         (1.0)         (3.9)
Pro forma provision (benefit) for income
  taxes(1)...............................      4.0          2.0          2.8         (0.4)         (1.7)
                                             -----        -----        -----        -----         -----
Pro forma net income (loss)(1)...........      5.2%         2.5%         3.8%        (0.6)%        (2.2)%
                                             =====        =====        =====        =====         =====

---------------
(1) Pro forma provision (benefit) for income taxes is presented as if the Company had changed its tax status from an S corporation to a C corporation prior to January 1, 1994.

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED WITH THREE MONTHS ENDED MARCH 31, 1996

     REVENUES. Revenues for the three months ended March 31, 1997 increased $17.0 million, or 20.0%, to $101.9 million compared with $84.9 million for the same period in 1996. The improvement was primarily attributable to increases in advertising yield (advertising revenue per page) and in the number of advertising pages and, to a lesser extent, increases in revenues from the Company's Internet services. Total advertising pages increased 5.4% to 8,567 pages, primarily due to advertising page increases for Computer Reseller News, InformationWeek and NetGuide Magazine, partially offset by advertising page decreases for Electronic Engineering Times, CommunicationsWeek and WINDOWS Magazine.

     OPERATING COSTS AND EXPENSES. Cost of revenues for the three months ended March 31, 1997 increased $4.8 million, or 12.7%, to $42.9 million compared with $38.1 million for the same period in 1996, primarily as a result of increased editorial costs of approximately $1.7 million and increased costs attributable to the Company's Internet services of approximately $1.7 million, as well as higher production and distribution costs, partially offset by decreased paper costs for the Company's print publications. However, cost of revenues as a percentage of revenues decreased to 42.1% in the first quarter of 1997 as compared to 44.9% in the first quarter of 1996, primarily as a result of higher revenues resulting from increased advertising yield and advertising pages without a corresponding increase in cost of revenues, partially offset by costs attributable to NetGuide and Techweb, which currently have significant costs but do not generate substantial revenues. Cost of revenues include production, paper, editorial, distribution and fulfillment costs.

     Selling and promotion expenses for the three months ended March 31, 1997 increased by $7.7 million, or 26.3%, to $37.0 million compared with $29.3 million for the same period in 1996. The increase was primarily attributable to higher commission and sales force costs of approximately $4.4 million associated with increased revenues in the first quarter of 1997 as compared to the first quarter of 1996 and planned increases in circulation costs of approximately $1.7 million in the first quarter of 1997. Selling and promotion expenses as a percentage of revenues increased to 36.3% in the first quarter of 1997 from 34.5% in the first quarter of 1996. This was principally due to increased expenses for NetGuide Magazine, WINDOWS Magazine and Electronic Buyers' News without corresponding increases in revenues and higher costs associated with the Company's Internet services, which have higher expense ratios than the Company's print publications.

     General and administrative expenses for the three months ended March 31, 1997 increased $3.0 million, or 15.2%, to $22.9 million compared with $19.9 million for the same period in 1996, primarily due to costs of approximately $2.4 million related to a reduction in the Company's work force, mainly at the corporate level, but also in the Company's personal computing publications, WINDOWS Magazine, Home PC and NetGuide Magazine, and NetGuide. General and administrative expenses as a percentage of revenues decreased to 22.5% in the first quarter of 1997 from 23.4% in the first quarter of 1996.

     OTHER INCOME (EXPENSE), NET. Other expense, net for the three months ended March 31, 1997 increased $3.4 million to $3.0 million of other expense, net compared with $0.4 million of other income, net for the same period in 1996, primarily as a result of increased losses from the Company's equity investments, including a $1.2 million charge to reduce the carrying value of certain of its Internet services investments due to impairment, and higher interest expense due to higher levels of debt, partially offset by lower foreign exchange losses. The Company's equity investments are primarily in international publications and start-up Internet services and technology companies.

     PROVISION (BENEFIT) FOR INCOME TAXES. The Company and certain affiliates elected to be treated as S corporations for U.S. federal income tax purposes, which requires that the income or loss for federal and certain state and local tax jurisdictions be recognized by the stockholders. Had the Company and certain affiliates been C corporations for the three months ended March 31, 1997 and 1996, the effective income tax rate would have been 43.6% and 42.2%, respectively.

  1996 COMPARED WITH 1995

     REVENUES. Revenues for 1996 increased $35.7 million, or 9.3%, to $418.1 million compared with $382.4 million for 1995. The improvement was primarily attributable to increases in advertising yield and in the number of advertising pages and the acquisition of M&T International in May 1996, partially offset by the effect of the sale of CommunicationsWeek International in February 1996. Total advertising pages increased 5.5% to 38,925 pages, primarily due to advertising page increases for Computer Reseller News, Electronic Engineering Times, Network Computing and InformationWeek, partially offset by advertising page decreases for WINDOWS Magazine and Computer Retail Week. Excluding the effects of the acquisition of M&T International and the sale of CommunicationsWeek International, revenues for 1996 increased 11.4% as compared to 1995.

     OPERATING COSTS AND EXPENSES. Cost of revenues for 1996 increased $6.4 million, or 3.8%, to $172.5 million compared with $166.1 million for 1995, primarily as a result of increased paper, editorial, fulfillment and distribution costs for the Company's print publications, and increased costs attributable to the Company's Internet services, NetGuide and TechWeb, launched in August 1996 and November 1994, respectively, partially offset by decreased production costs for the Company's print publications and the effect of the sale of CommunicationsWeek International. However, cost of revenues as a percentage of revenues decreased to 41.2% in 1996 as compared to 43.4% in 1995, primarily as a result of higher revenues resulting from increased advertising yield and advertising pages without a corresponding increase in cost of revenues, partially offset by costs attributable to NetGuide and TechWeb, which currently have significant costs but do not generate substantial revenues.

     Selling and promotion expenses for 1996 increased by $9.7 million, or 7.5%, to $138.3 million compared with $128.6 million for 1995. The increase was primarily attributable to higher commission and sales force costs associated with increased revenues in 1996 as compared to 1995, increased circulation efforts in 1996 by NetGuide Magazine and WINDOWS Magazine, expenses associated with the Company's launch of NetGuide in August 1996 and the effect of the acquisition of M&T International. Selling and promotion expenses as a percentage of revenues decreased to 33.1% in 1996 from 33.6% in 1995. This was principally due to the expense reduction associated with outsourcing the Company's list rental business, increased revenues for Informatiques Magazine and NetGuide Magazine without corresponding increases in selling and promotion expenses, partially offset by higher costs associated with the Company's Internet services and the inclusion of M&T International, which have higher expense ratios than the Company's print publications.

     General and administrative expenses for 1996 increased $10.5 million, or 15.4%, to $78.5 million compared with $68.0 million for 1995. General and administrative expenses as a percentage of revenues increased to 18.8% in 1996 from 17.8% in 1995. These increases were principally due to cost increases of approximately $7.8 million associated with higher staffing levels in 1996 to support the continuing development of the World Wide Web sites for each of the Company's publications as well as costs incurred to launch NetGuide.

     GAIN (LOSS) ON SALES OF BUSINESSES. The gain on sales of businesses of $1.4 million in 1996 was realized primarily from the sale of the Company's CommunicationsWeek International publication in February 1996. The loss on sales of businesses of $0.3 million in 1995 consisted primarily of the loss on sale of the Company's conference business in Japan in September 1995.

     OTHER INCOME (EXPENSE), NET. Other expense, net for 1996 was $2.5 million compared with $2.1 million for 1995, primarily as a result of increased losses from the Company's equity investments, partially offset by reduced interest expense due to lower interest rates on the Company's borrowings and lower foreign exchange losses.

     PROVISION (BENEFIT) FOR INCOME TAXES. Had the Company and certain affiliates been C corporations for the years ended December 31, 1996, 1995 and 1994, the effective income tax rate would have been 42.2%, 44.7% and 43.6%, respectively.

  1995 COMPARED WITH 1994

     REVENUES. Revenues for 1995 increased $65.6 million, or 20.7%, to $382.4 million compared with $316.8 million for 1994. The increase was principally attributable to increases in advertising yield and in the number of advertising pages and significant increases in circulation for the Company's personal computing publications, WINDOWS Magazine, HomePC and NetGuide Magazine. The increase was partially offset by the loss of advertising revenue due to the impact of the discontinuance of Open Systems Today, which was merged into InformationWeek in March 1995. Total advertising pages increased 5.4% to 36,912 pages, primarily due to advertising page increases for HomePC, InformationWeek, Electronic Engineering Times and NetGuide Magazine, partially offset by advertising page decreases for Open Systems Today, Computer Reseller News and CommunicationsWeek.

     OPERATING COSTS AND EXPENSES. Cost of revenues for 1995 increased $36.8 million, or 28.5%, to $166.1 million compared with $129.3 million for 1994, primarily as a result of increases in paper, production, editorial and distribution costs of approximately $15.4 million, $7.8 million, $7.4 million and $6.6 million, respectively, as well as increased fulfillment costs. Cost of revenues as a percentage of revenues increased to 43.4% in 1995 from 40.8% in 1994 as a result of substantially higher paper costs and increased postal rates.

     Selling and promotion expenses for 1995 increased $14.7 million, or 13.0%, to $128.6 million compared with $113.9 million for 1994. This increase was primarily attributable to higher sales force and promotional costs of approximately $18.1 million associated with increased revenues in 1995 as compared to 1994 and increased circulation efforts in 1995 by the Company's personal computing publications, WINDOWS Magazine, HomePC and NetGuide Magazine, partially offset by a decrease in selling and promotion expenses of approximately $5.4 million attributable to the discontinuance of Open Systems Today. However, selling and promotion expenses as a percentage of revenues decreased to 33.6% in 1995 from 35.9% in 1994. This was a result of improved operating leverage from increased revenues for WINDOWS Magazine, HomePC, NetGuide Magazine and Informatiques Magazine without a corresponding increase in the existing sales and editorial costs of those magazines.

     General and administrative expenses for 1995 increased $10.5 million, or 18.3%, to $68.0 million compared with $57.5 million for 1994. This increase was principally due to increases in personnel costs of approximately $9.3 million. The Company increased staffing levels in 1995 in connection with the launch of TechWeb and to provide support for anticipated Company growth in 1996. General and administrative expenses as a percentage of revenues decreased to 17.8% in 1995 from 18.1% in 1994.

     GAIN (LOSS) ON SALES OF BUSINESSES. The loss on sales of business of $0.3 million in 1995 related primarily to the September 1995 sale of the Company's conference business in Japan. The gain on sale of business of $13.7 million in 1994 was attributable to the sale of the Company's travel publications.

     OTHER INCOME (EXPENSE), NET. Other expense, net for 1995 was $2.1 million compared with $0.9 million for 1994, primarily as a result of increases in interest expense due to higher levels of debt.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has traditionally required relatively low levels of working capital to operate its business. Working capital was $15.6 million at March 31, 1997 and $11.9 million, $23.9 million and $2.4 million at December 31, 1996, 1995 and 1994 , respectively. Working capital as of December 31, 1996, 1995 and 1994, as a percentage of revenues for the year then ended, was 2.8%, 6.2% and 0.8%, respectively. The change in working capital and working capital as a percentage of revenues for 1996 as compared to 1995 was primarily attributable to the timing of S corporation distributions, increases in capital expenditures and investments in and advances to Internet services and other companies in which CMP has equity investments. The change in working capital and working capital as a percentage of revenues for 1995 as compared to 1994 resulted from the timing of S corporation distributions and classification of debt as current in 1994 as opposed to non-current in 1995, as well as decreased capital expenditures. Accounts receivable, net were $67.7 million at March 31, 1997 and $65.1 million, $64.2 million and $44.2 million at December 31, 1996, 1995 and 1994, respectively. Days sales outstanding ("DSO") was 58.7 at March 31, 1997 and 53.3, 49.1 and 47.4 at December 31, 1996, 1995 and 1994, respectively. DSO has increased primarily due to the growth of Informatiques Magazine and the acquisition of M&T International, both of which have higher DSO than the Company's other businesses. Paper inventories were $6.7 million at March 31, 1997 and $6.1 million, $12.2 million and $4.2 million at December 31, 1996, 1995 and 1994, respectively.

     Cash (used in) provided by operating activities was $(9.9) million and $5.6 million for the three months ended March 31, 1997 and 1996, respectively. The significant decrease was primarily due to changes in working capital, principally the timing of collection of accounts receivable from the operation of a quadrennial major international trade show, which was held in the fourth quarter of 1995, and accrued expenses and other current liabilities. Cash provided by operating activities was $48.4 million, $7.2 million and $30.5 million for the years ended December 31, 1996, 1995 and 1994, respectively. The significant increase from 1995 to 1996 was primarily due to increased operating income and to changes in working capital items, principally paper inventories and accounts receivable. The significant decrease from 1994 to 1995 was primarily attributable to changes in working capital items, principally accounts receivable, paper inventories and accounts payable.

     Investing activities during the three months ended March 31, 1997 used $4.7 million, consisting of $3.8 million in capital expenditures and $0.9 million in investments in and advances to Internet services and other companies in which CMP has equity investments. Investing activities during the three months ended March 31, 1996 used $0.3 million, consisting primarily of $2.0 million in capital expenditures and $0.3 million in advances to companies in which CMP has equity investments, partially offset by proceeds of $2.2 million from the sale of CommunicationsWeek International. Investing activities used $22.4 million in 1996, which consisted primarily of $12.7 million in capital expenditures, $2.0 million for the purchase of M&T International and $10.0 million in investments in and advances to Internet services and other companies in which CMP has equity investments, partially offset by proceeds of $2.2 million from the sale of CommunicationsWeek International. Investing activities for 1995 used $1.5 million, consisting primarily of $8.2 million in capital expenditures and $0.3 million in advances to companies in which CMP has equity investments, partially offset by proceeds of $7.1 million from the sale of long-term marketable securities. Investing activities for 1994 used cash of $6.6 million, reflecting capital expenditures of $13.7 million, the purchase of $7.1 million in marketable securities, the purchase of $0.9 million of intangible assets and $0.9 million in advances to companies in which CMP has equity investments, offset by proceeds of $14.0 million from the sale of the Company's travel publications and $2.0 million in proceeds from the sale of long-term marketable securities. The Company expects capital expenditures in 1997 to continue at least at the pace of 1996 and to consist primarily of computer equipment for business unit and corporate use.

     The Company made cash distributions to its stockholders of $2.8 million and $6.9 million during the three months ended March 31, 1997 and 1996, respectively, and $38.3 million, $7.8 million and $32.1 million for the years ended December 31, 1996, 1995 and 1994, respectively, primarily to fund taxes owed by the stockholders on the Company's income attributable to them as stockholders of an S corporation and to distribute earnings of the Company on which such stockholders had previously paid income tax. The Company's borrowings under its revolving credit agreement as of March 31, 1997 were $34.3 million and as of December 31, 1996, 1995 and 1994 were $25.0 million, $12.0 million and $11.0 million, respectively.

     The Company's revolving credit agreement, as amended, with two financial institutions provides for borrowings of up to $75 million. Borrowings are unsecured and bear interest at either (i) LIBOR plus .35% to .825% depending on outstanding loan balances and the Company's earnings levels, or (ii) the prime rate. The agreement, as amended, contains certain negative covenants regarding minimum levels of net worth, fixed coverage and limitations on indebtedness. Borrowings outstanding at March 31, 1997 are due November 14, 2001. Pursuant to the Company's revolving credit agreement, certain members of the Founding Family have entered into a negative pledge agreement under which they are restricted from transferring shares of their Common Stock. The lenders under the revolving credit agreement have granted waivers to the Selling Stockholders who are parties to the negative pledge agreement in order to permit them to sell the shares of Class A Common Stock being sold in the Offerings. In addition, the Company's revolving credit agreement provides that changes in control of the Company and transfers of Common Stock made in breach of the negative pledge agreement will constitute an event of default under the revolving credit agreement, which would permit the lenders to accelerate repayment of outstanding indebtedness thereunder. At March 31, 1997, the Company was in default of its net worth covenant in the revolving credit agreement, and there was a default under a related negative pledge agreement. The default under the net worth covenant was attributable to distributions made to the Company's stockholders which were primarily used to pay taxes owed on the Company's income attributable to them as stockholders of an S corporation, and the default under the negative pledge agreement was caused by certain transfers to trusts for estate planning purposes. The lenders have waived these defaults, and the Company expects that the circumstances that gave rise to these defaults will not occur after consummation of the Offerings.

     In April 1997, the Company guaranteed loans totaling $4.7 million to two of its senior executives to pay taxes in connection with their purchase of Class A Common Stock from the Co-Chairpersons. The loans are from one of the financial institutions with which the Company has its revolving credit agreement. The Company has no plans to guarantee similar loans to executive officers following consummation of the Offerings. See "Management -- Compensation Committee Interlocks and Insider Participation".

     In connection with the Offerings, the Company will terminate its S corporation election and make the S Corporation Distribution, estimated to be approximately $38 million. As of March 31, 1997, on a pro forma basis giving effect to the Offerings and the use of a portion of the proceeds to repay the outstanding balance under the revolving credit agreement as of such date, and to pay $26.0 million of the S Corporation Distribution, the Company's cash and cash equivalents and working capital would have been $15.1 million and $18.7 million, respectively. See "Use of Proceeds".

     The Company's working capital requirements and costs associated with new product development have been met by cash flow from operations and short-term borrowings under its existing revolving credit facility. Management believes sufficient cash resources will be available to support its long-term growth strategies through internally generated funds, existing credit arrangements and the proceeds of the Offerings. However, no assurance can be given that financing will continue to be available on favorable terms.

SEASONALITY

     The Company has typically incurred operating losses in the first quarter of each year, but generally has earned profits in each of the remaining quarters. For example, the Company incurred losses from operations of approximately $0.9 million and $2.4 million in the first quarter of 1997 and 1996, respectively. First quarter losses have been primarily due to lower than average advertising sales during the quarter and relatively even distribution of certain costs throughout the year. First-quarter losses have varied from year-to-year due to a variety of factors, including the timing of new product launches and price increases from suppliers.

     Fourth-quarter revenues and income from operations of the Company have traditionally been more favorable than those of the preceding quarters as a result of a tendency of technology advertisers to place more advertising in the latter part of the year and the scheduling of major technology industry trade shows in the fourth quarter. While operating results for any quarter are not necessarily indicative of results for any future period, the Company expects that these quarterly trends will continue for the foreseeable future.

INFLATION AND VOLATILITY OF PAPER PRICES

     The Company continually reviews the impact of inflation and the volatility of paper prices. In early 1995, a postal rate increase went into effect, which was the first such increase since 1991. Paper prices began to rise in 1994, rose significantly in 1995, dropped in 1996 and have decreased slightly in 1997. The Company will continue to monitor the impact of inflation and paper prices and will consider these matters in setting its pricing policies. There can be no assurance that the Company can recoup paper price increases by passing them through to its advertisers and readers. In addition, the Company continually reviews its purchasing and manufacturing processes for opportunities to reduce costs and mitigate the impact of paper and postage increases (such as purchasing lighter-grade paper stock or, when paper prices are at cyclical lows, increasing paper inventory or entering into longer term contracts with suppliers). However, the Company has not entered, and does not currently plan to enter, into forward contracts. The Company also takes advantage of various postal discounts. However, unexpected or significant increases in paper prices may have an adverse affect on the Company's future financial position, results of operations and cash flows. See "Risk Factors -- Effect of Increases in Paper and Postage Costs" and "Business -- Production and Distribution".

FORWARD-LOOKING STATEMENTS

     "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this Prospectus contain forward-looking statements which are subject to various risks and uncertainties. Actual results could differ materially from those discussed herein. Important factors that could cause or contribute to such differences include those discussed under "Risk Factors" as well as those discussed elsewhere in this Prospectus.

NEW ACCOUNTING PRONOUNCEMENTS

     In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 provides companies with the choice to follow the provisions of SFAS No. 123 in the determination of stock-based compensation or to continue to follow the provisions of Accounting Principles Bulletin No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company elected to continue to follow APB No. 25 and has provided the pro forma disclosures required by SFAS No. 123 in the notes to the consolidated financial statements.

     On January 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), which is effective for fiscal years beginning after December 15, 1995. Adoption of SFAS No. 121 had no impact on the Company's financial position, results of operations or cash flows.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), which simplifies existing computational guidelines, revises disclosure requirements and increases the comparability of earnings-per-share data on an international basis. SFAS No. 128 is effective for financial statements for periods ending after December 15, 1997 and requires restatement of all prior-period earnings-per-share data presented. The Company is currently evaluating the new statement; however, the impact of adoption of SFAS No. 128 on the Company's financial statements is not expected to be significant.

                                    BUSINESS

OVERVIEW

     CMP is a leading publisher of magazines and newspapers about technology. Each of CMP's publications is designed for a distinct audience within one of three groups: the builders, the sellers or the users of technology. In terms of total advertising pages, the Company is one of the largest technology publishers in the United States, with a 1996 U.S. market share in excess of 20% according to IMS. In 1996, many of CMP's publications were the leaders in their respective market niches and five of CMP's publications were among the ten fastest-growing technology publications in the United States, in terms of advertising pages according to IMS. The Company's revenues have nearly doubled since 1992, increasing to $418.1 million in 1996 from $218.2 million in 1992. Income from operations increased to $28.8 million in 1996 from $7.4 million in 1992.

     Of the three largest U.S. technology publishers, CMP is the only one which serves the broad spectrum of builders, sellers and users of technology and which is therefore able to offer technology advertisers access to customers in all three groups. The "builders" include manufacturers, engineers, designers and purchasers of electronic systems and components, including computers, telecommunications equipment and related products. The "sellers" include distributors, resellers and retailers of those products. The "users" include the end-users, in business and at home, of information systems, computer systems, personal computers, software, the Internet and related products and services.

     Most of CMP's magazines and newspapers are controlled-circulation, business-to-business trade publications which are distributed free of charge to qualified subscribers and which generate revenues predominantly from the sale of advertising space. In 1996, advertising revenues from the Company's controlled-circulation publications accounted for approximately 72% of total revenues. CMP also publishes paid-circulation magazines that generate revenue not only from advertising but also from subscriptions and newsstand sales. The Company has expanded its business internationally by acquiring an advertising sales representative organization that serves local technology publishers worldwide, by launching new wholly-owned and joint-venture editions of its U.S. publications designed for local audiences, and by licensing its U.S. publications to local publishers outside the United States. CMP has also expanded onto the Internet by making its publications as well as other information services available through its World Wide Web sites.

     The Company was founded in 1971 as CMP Publications, Inc., a New York corporation. On May 24, 1996, a new corporation, CMP Media Inc., was incorporated in Delaware. On May 31, 1996, CMP Publications, Inc. was merged with and into CMP Media Inc. so that, effective as of such merger, CMP Media Inc. possessed all the rights and became subject to all the liabilities of CMP Publications, Inc.

     The technology sector of the U.S. publishing industry has experienced substantial growth as technology has become increasingly integrated into business and consumer products and the demand for technology information and analysis has increased. Developments in technology have brought about frequent and often dramatic changes that have increased the demand for authoritative, objective and up-to-date information and analysis. In 1996, the technology sector of the U.S. publishing industry accounted for approximately 35% of advertising dollars spent in U.S. business-to-business publications according to Competitive Media Reporting. The total number of advertising pages for technology products in U.S. technology and business publications was approximately 160,000 in 1996, according to IMS, and the Company estimates that total 1996 revenues from these advertising pages were between $1.5 billion and $1.7 billion.

GROWTH STRATEGY

     CMP's objective is to continue to grow in revenues, profitability and market share as a leading publisher of magazines and newspapers serving the broad spectrum of builders, sellers and users of technology worldwide. The Company believes that its ability to achieve its objective will be enhanced by its strong relationships with advertisers, the broad market coverage of its publications, its reputation for high-quality editorial content and its experienced management team. To implement this objective, CMP has adopted the following strategies, which it may pursue through internal growth, selective acquisitions, joint ventures and licensing arrangements.

     BUILD UPON STRENGTH OF EXISTING PUBLICATIONS. CMP will seek to increase its overall market share of advertising pages by continuing to improve the editorial and circulation quality of its publications, thereby providing advertisers with increasingly effective access to their target audiences. The Company believes that, by publishing for audiences across the spectrum of builders, sellers and users of technology, it can offer advertisers a one-stop purchasing opportunity which capitalizes on their need to reach audiences in multiple markets. CMP also plans to continue selectively expanding the circulation of its publications, which it expects will lead to higher net average rates per page and therefore higher revenues and profits. In addition, in response to advances in technology and changes in technology markets, CMP will reposition existing publications from time to time in order to maximize their market opportunities, accelerate their growth and increase their profitability.

     INTRODUCE NEW PUBLICATIONS FOR EMERGING TARGET AUDIENCES. CMP will continue monitoring new developments and trends in technology markets to identify emerging audiences for technology-related information. When the Company perceives appropriate opportunities, it intends to launch publications with innovative positions attractive to both advertisers and readers. The Company has demonstrated an ability to identify new audiences and to reach the market with publications for such audiences before other major U.S. technology publishers. For example, when network computing became the focus of information technology managers in large business enterprises, CMP identified them as an emerging audience and launched Network Computing. Similarly, the Company acquired and re-launched WINDOWS Magazine to serve the growing audience of users of Microsoft's Windows operating system. CMP believes that being the first-to-market provides a competitive advantage in establishing market-share leadership.

     EXPAND INTERNATIONALLY. CMP believes that the strength of its existing publications and its network of non-U.S. publications for which it provides advertising sales representation enable it to take advantage of the growth of technology markets internationally. The Company plans to expand its international business primarily by launching local versions of its strongest publications, either independently or in joint ventures with local publishers, in those countries that have the largest or fastest-growing technology markets. CMP also intends to expand its program of licensing its titles, designs and editorial content to local publishers. In addition, CMP plans to expand M&T International by increasing the number of publications it represents and opening additional overseas sales offices.

     EXPAND INTERNET SERVICES. The Company intends to continue using the Internet to complement and extend the reach of its existing print publications and to develop new online audiences for its advertisers. CMP has announced that in 1997 it will launch CMPnet, a World Wide Web site which will serve as a single point of access for all of CMP's Internet services. In addition to aggregating its Internet services into the single CMPnet site and adding new content and services, CMP will use a common CMPnet sales force, which CMP believes will be cost-efficient and effective for its advertisers. In addition to launching its own World Wide Web sites, CMP has made selective investments in other Internet services and technology which it believes will provide future opportunities to serve its advertisers.

PUBLICATIONS AND TARGET AUDIENCES

     The Company's publications and services are designed to serve the needs of distinct audiences across the broad spectrum of builders, sellers and users of technology. CMP serves the builders and sellers of technology through its "OEM" and "channel" publications, respectively, which include some of the Company's longest-established publications. The Company serves large business users of technology (including corporate, government and institutional users) through its "enterprise computing" publications, and it serves desktop business users and consumers through its "personal computing" publications, which include the Company's paid-circulation magazines. Supplementing CMP's U.S. publications are its international publications and its Internet services.

                                                                                                        1996
                                                                                    FREQUENCY OF     ADVERTISING
                       PUBLICATION(1)            FIRST ISSUE      CIRCULATION(2)    PUBLICATION       PAGES(3)
                 ---------------------------   ---------------    -------------     ------------     -----------
Builders         Electronic Buyers' News....          May 1971         65,652            Weekly          3,890
                 Electronic Engineering.....    September 1972        156,298            Weekly          6,699
                 Times
Sellers          Computer Reseller News.....         June 1982        115,009            Weekly          8,398
                 VARBusiness................     November 1987        105,040         Bi-weekly          2,775
                 Computer Retail Week.......    September 1992         40,070         Bi-weekly          1,913
Users            CommunicationsWeek(4)......      January 1984        190,000            Weekly          3,103
                 InformationWeek(5).........      January 1985        350,000            Weekly          4,067
                 Network Computing..........      October 1990        200,000         Bi-weekly          2,499
                 WINDOWS Magazine*..........     February 1992        758,088           Monthly          2,699
                 HomePC*....................          May 1994        462,570           Monthly          1,865
                 NetGuide Magazine*(6)......     November 1994        352,875           Monthly          1,017
International    Informatiques Magazine*....      October 1994         52,964         Bi-weekly            773
                 Computer Reseller..........        March 1995         26,500         Bi-weekly          1,355
                 News (Germany)
                 InformationWeek (U.K.).....        March 1997        100,000         Bi-weekly          N/A(7)
                 InformationWeek(Germany).           June 1997         70,000         Bi-weekly          N/A(8)

---------------

(1) All publications are controlled-circulation publications except those indicated with an asterisk, which are paid-circulation magazines. Informatiques Magazine also includes some unpaid circulation.

(2) Other than magazines first published in 1997, circulation data are based on December 1996 circulation statements prepared by BPA International or Audit Bureau of Circulation, which are independent circulation auditing firms, except circulation data for international publications which are based on the Company's own data and are as of December 1996. See "--Circulation".

(3) Advertising page data for U.S. publications are according to IMS; advertising page data for international publications are based on page counts conducted by the Company.

(4) The Company will change the name of this publication to InternetWeek effective as of September 1, 1997. See "Prospectus Summary -- Recent Developments".

(5) This publication was originally launched in 1979 as Information Systems News, a bi-weekly newspaper.

(6) The Company will cease publishing NetGuide Magazine after its August 1997 issue and will integrate Internet-related content into WINDOWS Magazine. See "Prospectus Summary -- Recent Developments".

(7) First issue was published in March 1997.

(8) First issue was published in June 1997.

     Most of CMP's magazines and newspapers are controlled-circulation, business-to-business trade publications which are distributed free of charge to qualified subscribers and which generate revenues predominantly from the sale of advertising space. In 1996, advertising revenues from all of CMP's publications and services accounted for 88% of the Company's total revenues. Advertising revenues from CMP's controlled-circulation publications accounted for approximately 72% of the Company's total revenues in 1996. Computer Reseller News, InformationWeek, Electronic Engineering Times and WINDOWS Magazine each accounted for more than 10% of the Company's total revenues in 1996.

     A controlled-circulation publication is one for which circulation is limited to a pre-determined number of subscribers who have certified to the publisher that their job functions include purchasing authority in the particular market served by the publication. The publisher selects these subscribers based on defined qualifying characteristics, thereby enabling advertisers to reach those individuals most likely to be interested in purchasing the products advertised in the publication. The Company surveys recipients of its controlled-circulation publications annually to verify their continued qualification. Because the Company is able to offer its advertisers access to a highly targeted and valuable subscriber base, it is able to sell advertising space in its controlled-circulation publications at rates that are higher than the average rates charged by publications aimed at more general audiences.

     CMP has expanded beyond its core controlled-circulation business in recent years by launching paid-circulation magazines, by extending its publication brands internationally and by making all of its U.S. publications and a number of news and other information services available on the Internet. The Company is continually monitoring developments and trends in technology markets, and it expects to continue extending the reach and scope of its existing businesses by selectively launching new print publications and Internet services that are strategically positioned to serve the changing needs of the builders, sellers and users of technology. Additionally, all of the Company's publications publish regular supplements and special issues.

  BUILDERS

     CMP publishes two controlled-circulation newspapers that address distinct audiences within the OEM sector of the technology industry. Audiences for these publications include OEM management, engineers, designers and purchasers of electronic systems and components, including computers, telecommunications equipment, semiconductors, software, peripherals and related products. According to IMS, CMP held the largest market share in 1996 in the U.S. OEM publishing sector, accounting for approximately 41% of the total advertising pages in all U.S. technology publications serving this group of readers. CMP's publications targeting the builders of technology are as follows:

     Electronic Buyers' News, CMP's first publication, is a weekly newspaper primarily serving purchasers of electronic systems and components as well as corporate management at OEMs. It provides information about pricing trends, new products, supplier reports and industry developments. According to IMS, Electronic Buyers' News had the second largest market share in 1996 in terms of advertising pages in the U.S. OEM publishing sector.

     Electronic Engineering Times is a weekly newspaper targeting electronic engineers and technical/corporate management at OEMs in the computer and electronics industries. It provides business, technology and product news, market information and industry trends reports for this audience. According to IMS, Electronic Engineering Times had the largest market share in 1996 in terms of advertising pages in the U.S. OEM publishing sector.

     In June 1997, the Company launched EDTN (the Electronics Design & Technology Network), an Internet-based interactive service which the Company produces through a joint venture. EDTN is a design-information and decision-support tool for electronics engineers.

  SELLERS

     CMP publishes three controlled-circulation publications that address distinct audiences within the channel sector of the technology industry. Audiences for these publications include distributors, VARs, retailers, systems integrators, dealers, consultants, computer superstores, mass merchandisers, warehouse clubs, consumer electronics retailers and mail-order sellers. According to IMS, CMP held the largest market share in 1996 in the U.S. channel publishing sector, accounting for approximately 76% of the total advertising pages in all U.S. technology publications serving this group of readers. CMP's publications targeting sellers of technology are as follows:

     Computer Reseller News is a weekly newspaper that provides the value-added reseller channel (including VARs, systems integrators, dealers, consultants and distributors) with news, analysis and research about computer-related technology and product marketing trends. Through its Test

Center program, it reviews new products entering the industry on a weekly basis. Computer Reseller News has won a number of awards from the Computer Press Association, including "Best Broad Interest Newspaper" for 1995. According to IMS, Computer Reseller News had the largest market share in 1996 in terms of advertising pages in the U.S. channel publishing sector.

     VARBusiness is a bi-weekly magazine for the value-added reseller channel, offering product coverage, analysis of technology trends and practical insight on managing a reseller business. The magazine provides overviews of the state of the computer market, with annual features such as the VARBusiness 500, a ranking by revenues of the most successful VARs and systems integrators in North America.

     Computer Retail Week is a bi-weekly newspaper that delivers news and analysis concerning product technology and merchandising trends to management and store-level sales personnel in the retail channel at computer superstores, mass merchandisers, warehouse clubs and electronics retailers selling directly to consumers.

     CMP has created a number of innovative marketing services for the channel market, such as the Channel Advocate Program, which is designed to help vendors enhance their channel relationships and sales results, and the Xchange Conference, a program which provides technology vendors with the opportunity to meet with and demonstrate their new products to resellers and retailers. In late 1996, the Company introduced ChannelWeb, an Internet service which delivers a customized news feed from CMP's channel publications and provides areas for vendors and resellers to exchange information, receive channel research and learn more about industry issues, products and technologies.

  USERS

     BUSINESS ENTERPRISE USERS. CMP publishes three controlled-circulation publications that address distinct audiences in business enterprises and other large organizations. These audiences include information systems executives, network communications and departmental applications managers, Internet and intranet managers, and other purchasers and end-users of computers and information technology products. According to IMS, CMP held the second largest market share in 1996 in the U.S. enterprise computing publishing sector, accounting for approximately 27% of the total advertising pages in all U.S. technology publications serving this group of readers. CMP's publications targeting business enterprise users of technology are as follows:

     CommunicationsWeek is a weekly newspaper for corporate network managers that focuses on network products, developments and strategies from technological and business points of view. It is also the flagship publication of the NetWorld + Interop conference, the leading conference for networking technology vendors. The Company will change the name of this publication to InternetWeek effective as of September 1, 1997, reflecting the impact of the Internet on network communications. See "Prospectus Summary -- Recent Developments".

     InformationWeek is a weekly magazine that provides technology news and analysis from a business solutions perspective. InformationWeek has the largest controlled-circulation base of U.S. information systems managers and technology-related business managers among all enterprise computing publications. In 1996, according to IMS, InformationWeek had a greater increase in advertising pages than any of the publications which CMP considers to be directly competitive. The Company also offers InformationWeek Daily, a daily e-mail news service for subscribers, and hosts the InformationWeek 500 Conference.

     Network Computing is a bi-weekly magazine that provides network managers with technical, lab-based news and information about network technologies, from local area networks to large corporate intranet networks. In 1996, according to IMS, Network Computing had a greater increase in advertising pages than any of the publications which CMP considers to be directly competitive.

     PERSONAL COMPUTER USERS. CMP also publishes paid-circulation magazines that address the needs of personal computer users, including technology professionals in large businesses, technology users in small and home offices, and individuals. According to IMS, CMP held the second largest market share in 1996 in the U.S. personal computing publishing sector, accounting for approximately 17% of the total advertising pages in all U.S. technology publications serving this group of readers. CMP's publications targeting personal computer users are as follows:

     WINDOWS Magazine is a monthly magazine for purchasers of Windows-related graphical computing products ranging from hand-held units through desktop PCs and workstations to enterprise-wide systems. It has grown from 75,000 to more than 750,000 paid subscribers since it was acquired in 1991 (as WINDOWS and OS/2 Magazine) and relaunched by CMP in 1992.

     HomePC is a monthly magazine that focuses on entertainment, education and personal productivity products and "how-to's" for home computing enthusiasts and offers a mix of product news, reviews and commentary. It received the Computer Press Award for "Best Broad Interest Magazine" for 1995.

     NetGuide Magazine is a monthly magazine for business buyers of online products and services that features information about Internet tools, techniques for accessing and using online resources, reviews of Internet-related hardware and software and information to help readers set up and run World Wide Web sites and other Internet-related businesses. The Company announced that it will cease publishing NetGuide Magazine after its August 1997 issue and will integrate Internet-related content into WINDOWS Magazine and its NetGuide Internet service. See "Prospectus Summary -- Recent Developments".

  INTERNATIONAL

     CMP offers U.S. advertisers access to a global network of technology publications serving the builders, sellers and users of technology worldwide. The Company publishes a magazine in France and produces publications in joint ventures with local publishers in Germany and the U.K. The Company also licenses the titles, editorial content and designs of many of its U.S. publications to foreign publishers. In addition, the Company is the exclusive advertising sales representative in the United States and Canada for more than 100 non-U.S. technology publications. Revenues from international operations in 1996 were not material in comparison to the Company's 1996 consolidated revenues.

     Informatiques Magazine is a wholly-owned, French-language bi-weekly magazine published in Paris. It provides information on product developments, strategies and trends for information system managers and technology-related business managers at companies in France, Belgium and Switzerland. Since its launch in 1994, Informatiques Magazine has become the second largest magazine in the information services category in France in terms of paid subscribers according to the Office de Justification de la Diffusion ("OJD"), an independent circulation auditing firm in France.

     Computer Reseller News (Germany) is a German-language bi-weekly newspaper published in Munich by a joint venture between CMP and WEKA Firmengruppe GmbH & Co. KG. Launched in 1995, this publication provides news, analysis and product information for resellers, VARs and OEMs in Germany, Austria and Switzerland.

     InformationWeek (United Kingdom) is a bi-weekly magazine published in London by a joint venture between CMP and EMAP Business Communications Limited. This publication was launched in March 1997 and targets information technology decision-makers whose purchasing responsibilities extend across the enterprise. Editorial content covers all technology areas, with in-depth product reviews.

     InformationWeek (Germany) is a bi-weekly magazine published in Munich by a joint venture between CMP and WEKA Firmengruppe GmbH & Co. KG. Launched in June 1997, this publication targets information technology decision-makers and its editorial content covers all technology areas.

     LICENSING PROGRAM. Through a selective licensing program, CMP enters into licensing agreements for CMP's U.S. publications with local publishers in numerous overseas markets. CMP currently has agreements with 22 foreign publishers to license CMP editorial content and, in a number of cases, to use the designs and titles of its U.S. publications. Under these licensing arrangements, publications with CMP editorial content are distributed in more than 60 countries. By licensing CMP's U.S. titles, editorial content and designs to local publishers, CMP achieves further extensions of its publication brands. Most licensing arrangements also permit CMP to provide advertising representation services for its licensees.

     ADVERTISING SALES REPRESENTATION. In May 1996, the Company acquired M&T International for approximately $2.3 million in cash and assumed liabilities. M&T International accounted for approximately $2.0 million of the Company's revenues in 1996. M&T International's network of publications serves CMP's advertising customers by providing a single source for the placement of advertisements, billing and market-specific translations and customization of advertisements. The Company also sells advertising space to local advertisers through its sales offices in Taiwan, Hong Kong and the U.K.

  INTERNET SERVICES

     With the 1994 launch of TechWeb (http://www.techweb.com), CMP became the first major U.S. technology publisher to make all of its domestic print publications accessible through a single World Wide Web site. TechWeb is one of the most comprehensive technology sources on the World Wide Web and now provides, in addition to CMP's publication archives, daily news updates, expert analysis, product reports and other features for builders, sellers and users of technology. Since TechWeb's launch, its traffic has grown to an average of two million page-views per week. In 1996, CMP launched NetGuide (http://www.netguide.com), a real-time guide to Internet events and information that averages more than 1.5 million page views per week.

     This year the Company plans to launch CMPnet, a World Wide Web site which will serve as a single point of access for all of CMP's Internet services, including EDTN and ChannelWeb. In addition to aggregating its Internet services into the single CMPnet site and adding new content and services, CMP will use a common CMPnet sales force, which CMP believes will be cost-efficient and effective for its advertisers. The Company is also a joint venture partner in WebConnect, which offers Internet media placement services.

OTHER CMP MARKETING SERVICES

     CMP also generates additional revenues through a variety of marketing services, including mailing list rentals and research and consulting services. The Company offers these services to advertisers to help them to reach their customers through other media.

     MAILING LIST RENTALS. CMP uses information from its subscription lists and other available databases to compile detailed mailing lists for rental by advertisers. CMP has the ability to customize its mailing list databases in order to screen for specific business or demographic criteria selected by a list renter and to match advertiser customer files against CMP's subscriber databases in order to compile additional data regarding such customers, including job function, purchase involvement, company size and other useful information. CMP believes that, because its mailing lists provide such highly targeted data, they are particularly attractive to its mailing list renters.

     OTHER MARKETING SERVICES. CMP also provides its advertisers and marketing customers with reprint services and event marketing services. CMP sponsors its own industry forums and roundtables, including the InformationWeek 500 Conference and the Xchange Conference. CMP's Technology Research Center designs, develops and implements quantitative and qualitative market research projects relating to technology products and services.

EDITORIAL

     CMP believes that its publications have established a reputation among their readers and within the technology industry for authoritative and reliable journalism. Each CMP publication has its own dedicated editorial staff, including editors, researchers, designers and production personnel. To preserve the editorial integrity of each publication's news reporting and analysis, the Company seeks to maintain strict separation between the editorial and sales staffs of each publication. The Company believes that its reputation for objective, fair and credible editorial content contributes significantly to its success.

     CMP's editorial staffs meet frequently with readers of their particular publications to understand better the information needs and interests of those readers and thereby serve them more effectively. The Company devotes considerable resources to the study of trends in its readership communities and strives to make its publications the best-read and most widely used among its target audiences.

     The Company also uses high-quality design graphics, illustrations, photography and other artistic elements to make its publications visually attractive and accessible to readers. CMP's publications have won numerous editorial and design awards from publishing and computer press societies.

     As of March 31, 1997, CMP employed 418 editorial personnel. Many of the Company's editors designers, programmers and contributors are recognized as experts in their field and are regularly contacted by the press to comment on developments and trends in technology areas.

ADVERTISING SALES

     In 1996, advertising revenues from all of CMP's publications and services accounted for 88% of the Company's total revenues. Each of the Company's publications has its own advertising sales team, complemented by a Corporate Accounts sales team that provides large national advertisers with a single point of contact for all CMP publications and services. Each CMP publication uses a separate rate card to sell its advertising space, although advertisers may qualify for discounts based on spending patterns across multiple CMP publications. Because CMP is positioned as a single source for advertisers to reach a broad spectrum of the technology market, CMP enables advertisers to consolidate their advertising expenditures in a cost-effective manner.

     Advertising revenues from CMP's controlled-circulation publications accounted for approximately 72% of the Company's total revenues in 1996. CMP markets advertising space in each of its controlled-circulation publications by assuring advertisers that they will be able to reach a valuable, qualified audience of technology professionals and managers who are likely to have an interest in purchasing products or services in the sector of the technology industry to which the particular publication relates. Because CMP offers its advertisers access to a highly targeted and valuable subscriber base, it is able to sell advertising space in its controlled-circulation publications at rates that are higher than the average rates charged by publications aimed at more general audiences.

     As of March 31, 1997, CMP employed 335 salespeople, sales managers and sales executives, plus 341 sales support staff and personnel who provide customer service, research, promotional support and value-added programs for advertisers. The Company believes it has built one of the most knowledgeable sales teams in the technology publishing sector.

CIRCULATION

     CMP limits its controlled-circulation publications to a pre-determined number of "qualified recipients". It requires each person seeking to become a "qualified recipient" for any of its controlled-circulation publications to submit an annual application form on which the applicant provides information regarding the primary products or services used at the applicant's business, the dollar amount of annual purchases of components, equipment and services for which the applicant has buying authority and the type of purchasing activities in which the applicant engages. Once CMP accepts an applicant as a qualified recipient for a controlled-circulation magazine or newspaper, that person is entitled to receive the particular CMP publication for one year. The recipient must requalify each year thereafter to continue receiving the publication. Waiting lists are sometimes maintained by CMP for certain publications. When recipients leave the industry or lose buying authority, their names are removed from the subscription list, and eligible new applicants are added from a waiting list, referral or other source of new applications.

     CMP's subscriber information for each of its controlled-circulation publications and for NetGuide Magazine is audited each year by BPA International ("BPA"), a nationally recognized auditor of periodical subscription lists specializing in controlled-circulation publications. BPA's audits verify that CMP's subscription information accurately identifies the number and job characteristics of qualified recipients and that the qualified recipients are in fact eligible to subscribe to the relevant publication under CMP's standards established for that publication. The Audit Bureau of Circulation, another nationally recognized auditor of periodical subscription lists, audits WINDOWS Magazine and HomePC.

     Subscriptions for CMP's paid-circulation publications are generated through a mix of direct mail marketing, online promotion, insert cards in the Company's magazines and advertising. Another source of subscriptions is the magazines' content areas on the Internet.

PRODUCTION AND DISTRIBUTION

     CMP's publications and other printed materials are printed and bound by independent printers. The Company believes that outside printing services are readily available at competitive prices, and its publications are printed by several different printers.

     The principal raw material used in the Company's print publications is paper. CMP is party to a number of long-term paper supply contracts under which it purchases the bulk of the paper used by its printers to produce the Company's publications. The Company believes that the existing arrangements providing for the supply of paper are adequate and that, in any event, alternative sources are available. Paper costs represent a significant expense for the Company, accounting for approximately 9.9% of the Company's total operating costs and expenses in 1996. All of the Company's paper supply contracts provide for price adjustments (upwards or downwards) on a quarterly basis to reflect then-prevailing market prices. Paper prices are affected by a variety of factors, including demand, capacity, pulp supply and general economic conditions. Paper prices have been volatile over the past several years. The Company's costs for paper, relative to revenues, can vary from year-to-year due to increased paper demands associated with the launch of new publications. See "Risk Factors -- Effect of Increases in Paper and Postage Costs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Inflation and Volatility of Paper Prices".

     The Company uses third-party distributors to distribute the United States and international editions of certain of its publications. The United States editions of the Company's paid-circulation publications are distributed nationally primarily by Murdoch Magazine Distributions, Inc., International Periodical Distributors and Ingram Periodicals, Inc. to retailers, smaller stores, and computer stores, and internationally by Worldwide Media Service, Inc.

     Many of the Company's publications are delivered to the United States Postal Service directly by the printer. Postage costs also represent a significant expense for the Company, accounting for approximately 5.7% of the Company's total operating costs and expenses in 1996. In an attempt to contain postal costs, the Company takes advantage of various postal discounts as well as alternative delivery services.

PROMOTION AND MARKETING

     The Company uses advertising, publicity, trade show presentations and promotions to increase brand awareness for its publications and services and to position its brands, as well as to generate subscriptions and increase online traffic. The Company's marketing of its Internet services has been focused to date on advertising in print publications and online venues.

COMPETITION

     The Company faces significant competition with respect to its print publications from a number of technology publishers, some of which have substantially greater financial resources that may give them a competitive advantage. In addition, the Company faces broad competition for audiences and advertising revenue from other media companies that produce magazines, newspapers and online content. Overall competitive factors include product positioning, editorial quality, circulation, price and customer service. Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, reader response to advertisers' products and services, and effectiveness of sales teams.

     There are several other technology publishing companies, including Ziff-Davis Inc. ("Ziff-Davis"), International Data Group ("IDG") and Cahners Publishing Company, which compete intensively with the Company in certain sectors of the technology publishing market targeted by the Company's publications. The Company estimates that there are more than 350 technology magazines in the United States, most of which are published by smaller publishers. Although in terms of advertising pages the Company's publications are market share leaders in the OEM and channel sectors of the technology publishing market, other publishers are the market share leaders in the enterprise computing and personal computing sectors of the market.

     An increasing number of companies, some with significantly greater resources than the Company, are developing online content and services for delivery on the World Wide Web, and competing for audiences and the advertising dollars that are currently being devoted to the Internet. The Company's World Wide Web sites compete with other technology-related online content sites such as c/net and ZDnet.

TRADEMARKS AND INTELLECTUAL PROPERTY RIGHTS

     The Company regards its copyrights, trademarks, trade secrets and similar intellectual property as critical to its success and relies upon copyright, trademark and trade secrets laws, as well as confidentiality agreements with its employees and others, to protect its rights. The Company pursues the registration of its material trademarks in the United States and, depending upon use, in certain other countries. Effective copyright, trademark and trade secret protection may not be available in every country in which the Company's publications and services are available.

     From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement by the Company and its licensees of trademarks and other intellectual property rights of third parties. The Company does not believe there are any legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition or results of operations.

FACILITIES

     CMP's world headquarters are located in Manhasset, New York, and the Company has editorial, production and sales offices in many other cities in the United States and around the world, including: Atlanta; Chicago; Dallas; Irvine, California; Jericho, New York; Los Angeles; New York City; St. Paul; San Francisco; San Mateo, California; Waltham, Massachusetts; Washington, D.C.; Hong Kong; London; Munich; Paris; Taipei; and Tokyo.

     The Company owns no material real estate and leases all of its offices from third parties. The Founding Family has a 15% minority interest in the entity from which the Company leases its Manhasset, New York offices. See "Certain Relationships and Related Transactions". The Company believes that its properties, taken as a whole, are in good operating condition and are suitable and adequate for the Company's current business operations, and that suitable additional or alternative space, including space available under lease options, will be available at commercially reasonable terms for future expansion.

EMPLOYEES

     As of March 31, 1997, the Company had a total of 1,605 employees. Of these employees, 418 were engaged in editorial, 676 were engaged in sales, marketing and related support activities, 36 were engaged in circulation, 62 were engaged in production, 102 were engaged in information technology support and 311 were engaged in general corporate, finance and administrative activities. None of the Company's employees is represented by a labor union. The Company considers its relationships with its employees to be excellent.

     CMP and many of its employees actively participate in and contribute to social programs in the communities where the Company operates. The CMP Foundation is a non-profit organization created by the Company to direct donations on behalf of the Company to worthy causes, most of which are recommended by CMP's employee community action committee after considering recommendations from employees and requests from outside groups. CMP's founders also launched a non-profit organization, Institute for Community Development, Inc., in 1989 to provide intensive academic and social support programs for underperforming students in low-income communities. See "Certain Relationships and Related Transactions". The Company firmly believes that its social commitment and involvement are important to building strong relationships among the Company, its employees and the communities in which its employees live and work.

LITIGATION

     There are no legal proceedings to which the Company is a party, other than ordinary routine litigation incidental to the business of the Company which is not otherwise material to the business or financial condition of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

               NAME                    AGE                           POSITION
----------------------------------     ---      --------------------------------------------------
Michael S. Leeds..................     44       President, Chief Executive Officer and a Director
Kenneth D. Cron...................     40       Executive Vice President and President of
                                                Publishing
Daniel H. Leeds...................     41       Executive Vice President, President of
                                                International and a Director
Joseph E. Sichler.................     56       Vice President and Chief Financial Officer
Robert D. Marafioti...............     50       Vice President, Secretary and General Counsel
Tina Sanacore.....................     36       Treasurer
Barbara Kerbel....................     50       Vice President of Corporate Communications
Grace Monahan.....................     41       Vice President and Chief Information Officer
Gerard G. Leeds...................     74       Co-Chairperson of the Board of Directors
Lilo J. Leeds.....................     69       Co-Chairperson of the Board of Directors
Richard A. Leeds..................     43       Director

OTHER KEY EMPLOYEES

     Set forth below are certain key employees of CMP:

               NAME                    AGE                           POSITION
----------------------------------     ---      --------------------------------------------------
E. Drake Lundell, Jr. ............     55       Senior Vice President, Director of Strategic
                                                  Planning
Jeffrey L. Strief.................     41       Senior Vice President, Enterprise and Personal
                                                  Computing Publications
Rebecca S. Barna..................     47       Vice President, Internet Media
Girish Mhatre.....................     47       Vice President, OEM Publications
John Russell......................     37       Vice President, Channel Publications

     Gerard G. Leeds and Lilo J. Leeds are husband and wife. Michael S. Leeds, Daniel H. Leeds and Richard A. Leeds are children of Gerard and Lilo Leeds.

     Michael S. Leeds is President and Chief Executive Officer ("CEO") of the Company and a member of the Board of Directors. Mr. Leeds joined CMP in 1984 when he launched CMP's travel group of publications with Business Travel News. In 1985 he was promoted to Vice President and group publisher of CMP's travel publications. He was responsible for the Company's entry into international publishing in 1986, and he was named President and CEO of the Company in 1988. Before joining CMP, Mr. Leeds was a publisher at Harcourt Brace Jovanovich and prior to that, he served for five years as a marketing director and in sales at Ziff-Davis.

     Kenneth D. Cron is an Executive Vice President of the Company and the President of Publishing. Mr. Cron joined CMP in 1978 as a salesperson for Electronic Engineering Times. In 1983, he was named publisher of Computer Reseller News, and in 1987 he was promoted to Vice President and group publisher of the Company's OEM publications. In 1989, he also assumed group publisher responsibilities for the channel publications. In 1992, Mr. Cron was appointed Executive Vice President, Technology Publishing Division, and in 1994 he was promoted to President of Publishing, in which role he now oversees CMP's publishing activities. Prior to joining CMP, Mr. Cron was employed by IBM.

     Daniel H. Leeds is an Executive Vice President of the Company and the President of International, as well as a member of the Board of Directors. Since joining CMP in 1985, Mr. Leeds directed CMP's printing business, its entry into electronic publishing and its international operations. Mr. Leeds was appointed President of International in 1992, in which capacity he directs CMP's non-U.S. businesses, including its worldwide sales network, its non-U.S. publications and Internet services, and its international licensing program. Prior to joining CMP, he was a publisher at Harcourt Brace Jovanovich and earlier worked at Digital Equipment Corporation and Schlumberger Ltd.

     Joseph E. Sichler is a Vice President and the Chief Financial Officer of the Company. Mr. Sichler joined CMP in 1992. From 1988 to 1992, he was Executive Vice President and Chief Financial Officer of Devon Group Inc., a publishing, printing and graphic arts company in Stamford, Connecticut. From 1982 to 1988, he was Senior Vice President and Chief Financial Officer of Ensign Bickford, a specialty chemicals company in Simsbury, Connecticut. From 1976 to 1982, Mr. Sichler served with Heublein Inc. in Farmington, Connecticut, as Vice President of Planning and Development.

     Robert D. Marafioti is a Vice President and the Company's Secretary and General Counsel. Mr. Marafioti joined CMP as its General Counsel in 1988. He was previously Senior Vice President and Assistant General Counsel of JWT Group, Inc., the parent company of J. Walter Thompson Company, Hill & Knowlton, Simmons Market Research Bureau and other communications businesses.

     Tina Sanacore was recently promoted from Assistant Treasurer to Treasurer of the Company. Prior to assuming her first treasury post in 1996, Ms. Sanacore was the business manager/assistant to the President of Publishing, and before that held various financial and business management positions with CMP. Ms. Sanacore joined CMP in 1985 as a staff accountant in the financial planning department.

     Barbara Kerbel is Vice President of Corporate Communications. Ms. Kerbel joined CMP in 1981 as a copy editor and then worked on the launch of CommunicationsWeek as senior editor. She then left CMP for a five-year hiatus with Impressions-ABA Industries, Inc., a marketing communications firm. Ms. Kerbel returned to CMP in 1989 as marketing director for CommunicationsWeek. She was appointed director of Corporate Communications in 1993, and she was promoted to her current position in 1995.

     Grace Monahan is a Vice President and the Company's Chief Information Officer ("CIO"). An 18-year veteran of the Company, she was appointed as CIO in early 1996, from her previous position as Executive Vice President of Operations. Ms. Monahan joined CMP in 1978 as a reader service analyst. In 1981, she was named circulation director, and in 1988, she was promoted to Vice President of Operations.

     Gerard G. Leeds is Co-Chairperson of the Board of Directors and co-founded the Company with his wife, Lilo Leeds, in 1971. Prior to founding CMP, Mr. Leeds founded and was CEO of several electronics companies.

     Lilo J. Leeds is Co-Chairperson of the Board of Directors and co-founded the Company with her husband, Gerard Leeds, in 1971. Prior to becoming Co-Chairperson, Lilo Leeds served as Senior Vice President of the Company and as an officer and director of several electronics companies.

     Richard A. Leeds is a member of the Board of Directors. Mr. Leeds is the President of Computer Products Introductions Corp., a company that specializes in developing and implementing marketing campaigns for new software products. Mr. Leeds founded Computer Products Introductions Corp. in 1986.

     E. Drake Lundell, Jr. is a Senior Vice President and the Company's Director of Strategic Planning. After joining CMP in 1984, Mr. Lundell founded CMP's InformationWeek in 1985 and was its publisher until 1990. He was named publisher of WINDOWS Magazine in 1991, became group publisher of the Company's personal computing publications in 1994, and assumed his current position in June 1997. Before joining CMP, he was editor of Computerworld and subsequently helped launch PCWeek, serving as its first associate publisher and editor-in-chief. Mr. Lundell's group sold PC Week to Ziff-Davis in 1983.

     Jeffrey L. Strief is a Senior Vice President and the group publisher of the Company's enterprise and personal computing publications. Mr. Strief joined CMP in 1985 as a district sales manager for Computer Reseller News and became its publisher in 1988. He assumed group publisher responsibilities for the Company's channel publications in January 1992 and for the OEM publications in June 1992. He moved to group publisher of the Company's enterprise computing publications in 1994 and assumed responsibility for the personal computing publications in June 1997.

     Rebecca S. Barna is a Vice President and group publisher of Internet Media products. Ms. Barna was appointed to her current position in January 1997 with responsibility for the Company's Internet services and related investments. Prior to her promotion, Ms. Barna was the publishing director of the Company's enterprise computing publications. In her eight-year career with CMP, she has also served as editor-in-chief, publisher and publishing director of InformationWeek. Before joining CMP, Ms. Barna held numerous editorial and management positions, including editor of Datamation Magazine.

     Girish Mhatre is a Vice President and group publisher of the Company's OEM publications. Mr. Mhatre joined CMP in 1978 as a semiconductor reporter for Electronic Engineering Times. In 1982, he was named editor-in-chief of Electronic Engineering Times and in 1988 became its publisher. Mr. Mhatre was appointed to his present position in 1994. Prior to joining CMP, he spent six years as an electronics design engineer.

     John Russell is a Vice President and the group publisher of the Company's channel publications. He was promoted to his current position in 1994 from his previous position as publishing director of the channel publications. Mr. Russell has been in the computer industry and reseller channel for 15 years. He first joined the Company in 1983 as an editor of Computer Reseller News, where he served as editor-in-chief from 1987 until being named publisher in 1992.

BOARD OF DIRECTORS

     The Company anticipates that the size of the CMP Board of Directors will be increased to seven directors, and that two additional directors who are not affiliates or present or former employees of the Company will be elected to the Board (the "Independent Directors"). Each member of the Board of Directors holds office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified.

DIRECTOR COMPENSATION

     All directors are reimbursed for expenses incurred in connection with attendance at meetings of the Company's Board of Directors. Each non-employee director currently receives an annual retainer of $10,000 for serving as a member of the Board of Directors and a fee of $2,500 for each meeting of the Board attended by such director. Following consummation of the Offerings, each non-employee director will receive an annual retainer of $20,000 for serving as a member of the Board, a fee of $2,500 for each meeting of the Board of Directors attended by such director and a fee of $1,000 for each meeting of a committee of the Board held on a date not coinciding with a meeting of the Board. Under the CMP Media Inc. Directors' Stock Compensation Plan, if a non-employee director beneficially owns less than 1% of the Company's outstanding Common Stock, such director's annual retainer will be paid 50% in cash and 50% in the form of options to purchase shares of Class A Common Stock. It is currently contemplated that the exercise price of any such options will be equal to the fair market value of the Class A Common Stock on the date of grant, and the number of options will be determined using the Black-Scholes option-pricing model. Options granted to non-employee directors will vest in installments of one-third on each anniversary of the grant date. Each non-employee director will have the right to waive the payment of all or any portion of the annual cash retainer in exchange for options to purchase Class A Common Stock. Following initial election and qualification to the Board of Directors, each non-employee director who is not a member of the Founding Family will receive a grant of shares of Class A Common Stock with a fair market value of $10,000, which may be restricted shares. The Company has reserved 35,000 shares of Class A Common Stock for issuance under the Directors' Stock Compensation Plan. Directors who are also employees of the Company receive no compensation for their service as directors of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Gerard Leeds, Lilo Leeds, Michael Leeds and Richard Leeds currently serve on the Compensation Committee of the Board of Directors. Lilo Leeds, Michael Leeds and Daniel Leeds currently serve on the Stock Plan Committee of the Board of Directors. The Company anticipates that the Independent Directors will also serve on the Compensation Committee and on the Stock Plan Committee. Michael Leeds is President and CEO of the Company and Daniel Leeds is President of International. Gerard and Lilo Leeds are Co-Chairpersons of the Board of Directors.

     On November 27, 1996, pursuant to Share Purchase Agreements, Gerard Leeds and Lilo Leeds sold an aggregate of 943,800 shares of Class A Common Stock to Michael Leeds and Daniel Leeds. Michael Leeds purchased 566,280 shares for an aggregate purchase price of $594,000, and Daniel Leeds purchased 377,520 shares for an aggregate purchase price of $396,000. The purchase price for the Class A Common Stock was determined by reference to an independent appraisal of the market value of a minority interest in the Company as of June 30, 1991, as required by an agreement among the members of the Founding Family dated as of June 30, 1991. In connection with the purchase of Class A Common Stock, Michael Leeds and Daniel Leeds each entered into a Stockholders' Agreement (collectively, the "Executive Stockholders' Agreements") with the Company, Gerard Leeds and Lilo Leeds. The Executive Stockholders' Agreements prohibit the disclosure or use of the Company's proprietary or confidential information and restrict certain competitive practices for two years following termination of employment with the Company, or so long as the individual owns shares acquired under the respective Share Purchase Agreements. The Executive Stockholders' Agreements also restrict the amount and timing of any sales of the shares of Class A Common Stock. In addition, the Company granted Michael Leeds and Daniel Leeds options to purchase 755,040 and 943,800 shares of Class A Common Stock, respectively, and each of them entered into an employment agreement with the Company. See "--Option/SAR Grants in Last Fiscal Year" and "--Employment Agreements".

     The Company has guaranteed a loan to Michael Leeds of $3,000,000 and a loan to Daniel Leeds of $1,700,000. The proceeds of both loans were used to pay taxes in connection with their purchase of Class A Common Stock from Gerard Leeds and Lilo Leeds. The loan to Michael Leeds is due and payable in full on November 14, 2001, but the Company has agreed to extend the guarantee until December 31, 2005. The loan to Daniel Leeds is due and payable in full on November 14, 2001, but the Company has agreed to extend the guarantee until December 31, 2007.

     For a discussion of certain other transactions and relationships involving members of the Compensation Committee and the Stock Plan Committee who are also members of the Founding Family, see "Certain Relationships and Related Transactions".

EXECUTIVE COMPENSATION

     The following table shows compensation paid to, deferred or accrued for the benefit of the Company's President and Chief Executive Officer and each of the four remaining most highly compensated executive officers (the "Named Executive Officers") for all services rendered to CMP during the fiscal year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                     COMPENSATION
                                 1996 ANNUAL COMPENSATION        ---------------------
                             ---------------------------------   RESTRICTED              ALL OTHER
                                                       OTHER       STOCK      OPTIONS/   COMPENSA-
NAME AND PRINCIPAL POSITION   SALARY      BONUS      ANNUAL (1)  AWARDS (2)   SARS (#)   TION (3)
---------------------------  --------   ----------   ---------   ----------   --------   ---------
Michael S. Leeds...........  $600,000   $1,908,062         --    $6,606,000   755,040     $13,236
  President and CEO
Kenneth D. Cron............   500,000    1,727,316         --     4,404,000   943,800      17,888
  President of Publishing
Daniel H. Leeds............   400,000      506,814    $86,000     4,404,000   943,800      12,461
  President of
     International
Gerard G. Leeds(4).........   185,000    1,317,000         --            --        --         231
  Co-Chairperson of the
  Board of Directors
Lilo J. Leeds(4)...........   185,000    1,317,000         --            --        --         231
  Co-Chairperson of the
  Board of Directors

---------------

(1) The amount shown for Daniel Leeds, who is based in Europe, reflects a cost of living allowance of $80,000 and a car allowance of $6,000. The Company has not included in the Summary Compensation Table the value of incidental personal perquisites furnished by the Company to the other Named Executive Officers, since such value did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for such Named Executive Officers.

(2) The amounts shown in the Summary Compensation Table represent the fair market value of the restricted stock on the date of purchase, less the amount paid by each Named Executive Officer for the shares. All shares of restricted stock are shares of Class A Common Stock, and holders of restricted stock are entitled to dividends, if any, paid on the Class A Common Stock. As of December 31, 1996, Michael Leeds held a total of 566,280 shares of restricted stock with an appraised aggregate fair market value of $7,200,000; Kenneth Cron held a total of 377,520 shares of restricted stock with an appraised aggregate fair market value of $4,800,000; and Daniel Leeds held a total of 377,520 shares of restricted stock with an appraised aggregate fair market value of $4,800,000. Fair market value was determined by an independent appraisal conducted by Furman Selz LLC, one of the Underwriters of the Offerings. Following consummation of the Offerings, sales of restricted stock by Michael Leeds, Daniel Leeds and Kenneth Cron will be subject to the Executive Stockholders' Agreements. See "--Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions".

(3) Amounts reported under "All Other Compensation" for each Named Executive Officer include $231 for life insurance premiums paid by the Company for the benefit of each Named Executive Officer under the Company's group life insurance benefit plan, and the balance represents contributions made by the Company on behalf of each Named Executive Officer under the Company's Profit Sharing and Retirement Savings Plan.

(4) Following consummation of the Offerings, Gerard and Lilo Leeds will no longer receive a salary or bonus from the Company and will only receive fees for their services as non-employee directors of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--1996 Compared with 1995" and "--Director Compensation".

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table sets forth information for certain Named Executive Officers with respect to grants of options to purchase Class A Common Stock of the Company made during the fiscal year ended December 31, 1996. No grants of SARs were made during the last fiscal year.

                                                     INDIVIDUAL GRANTS
                        ---------------------------------------------------------------------------
                                          PERCENT OF
                                            TOTAL
                                         OPTIONS/SARS
                         NUMBER OF        GRANTED TO      EXERCISE                       GRANT DATE
                        OPTIONS/SARS     EMPLOYEES IN     PRICE PER      EXPIRATION       PRESENT
        NAME             GRANTED(1)      FISCAL YEAR      SHARE(2)         DATE(3)        VALUE(4)
--------------------    ------------     ------------     ---------     -------------    ----------
Michael S. Leeds           755,040            28%          $ 12.72      12/31/2008        $446,374
Kenneth D. Cron            943,800             36            12.72      12/31/2010         763,757
Daniel H. Leeds            943,800             36            12.72      12/31/2010         763,757

---------------

(1) The options issued to Michael Leeds vest on December 31, 2003, and the options issued to Kenneth Cron and Daniel Leeds vest on December 31, 2005. The grant date for these options was November 27, 1996. These options are subject to accelerated vesting if the Company meets certain performance targets.

(2) The exercise price was set at the fair market value of the shares of underlying Class A Common Stock on the date of grant. Fair market value was determined by an independent appraisal conducted by Furman Selz LLC, one of the Underwriters of the Offerings.

(3) The options expire five years after vesting. The expiration dates in the table represent the latest date on which the options will expire.

(4) The present value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 5%, volatility of 0%, risk free interest rates of 6.02% for options vesting in seven years and 6.22% for options vesting in nine years and an expected life of seven to nine years.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table sets forth information for certain Named Executive Officers with respect to options to purchase Class A Common Stock of the Company and SARs held as of December 31, 1996. No options or SARs were exercised in the last fiscal year.

                                                                   VALUE OF UNEXERCISED
                                                                       IN-THE-MONEY
                     NUMBER OF UNEXERCISED OPTIONS/                  OPTIONS/SARS AT
                      SARS AT FISCAL YEAR-END (#)                 FISCAL YEAR-END ($)(1)
                   ----------------------------------       ----------------------------------
      NAME         EXERCISABLE(2)       UNEXERCISABLE       EXERCISABLE(2)       UNEXERCISABLE
-----------------  --------------       -------------       --------------       -------------
Michael S. Leeds       20,000               835,040            $264,000           $ 1,502,374
Kenneth D. Cron        20,000             1,023,800             264,000             1,819,757
Daniel H. Leeds        20,000             1,023,800             264,000             1,819,757

---------------

(1) The options held by Michael Leeds, Daniel Leeds and Kenneth Cron were granted as of November 27, 1996, and the exercise price was set at the fair market value on the date of grant. Fair market value was determined by an independent appraisal conducted by Furman Selz LLC, one of the Underwriters of the Offerings.

(2) A maximum of 20% of the SARs held by any Named Executive Officer may be exercised in any one fiscal year. Therefore, 20% of each Named Executive Officer's SARs are listed in the table under "Exercisable" and the remaining 80% are listed under "Unexercisable". See "-- 1988 Equity Appreciation Plan".

STOCK INCENTIVE PLAN

     The Company established the CMP Media Inc. 1996 Stock Option Plan (the "Option Plan") effective December 2, 1996. Prior to consummation of the Offerings, the Option Plan was amended, restated and renamed the CMP Media Inc. Stock Incentive Plan (the "Stock Plan"). The Option

Plan provides for the issuance of non-qualified stock options to key employees of the Company. Under the Option Plan, a maximum of 1,132,560 shares of Class A Common Stock are available for issuance as of December 31, 1996. The Company intends to register the shares reserved under the Option Plan with the Securities and Exchange Commission (the "SEC"). The Option Plan provides for adjustments in the number of shares available for grant as options and in the exercise price of such shares in the event of a stock split, stock dividend, combination of shares, transfer of assets, merger, reorganization, spin-off, spin-out or other similar change, exchange, reclassification of or any other event affecting the Class A Common Stock at the discretion of the Stock Plan Committee which administers the Option Plan.

     The Stock Plan Committee will be composed of not less than three members, two of whom must be disinterested members of the Company's Board of Directors, who shall not be eligible to be granted options under the Option Plan while serving as members of the Stock Plan Committee. The Stock Plan Committee currently consists of Lilo Leeds, Michael Leeds and Daniel Leeds.

     The Stock Plan Committee has the discretion to determine which eligible individuals will receive options, the number of shares to be covered by the options, the exercise and expiration dates of the options, the exercise price and the terms and conditions of the options. The individuals eligible for awards are key employees of the CMP Group (as defined in the Option Plan), excluding Michael Leeds, Daniel Leeds and Kenneth Cron. In no event may an option be granted under the Option Plan after December 31, 2005. No individual may receive options for more than 357,500 shares in any single taxable year of the Company, unless the Stock Plan Committee expressly determines that an option shall not be designed to comply with the safe-harbor performance-based exception from the tax deductibility limitations of Section 162(m) of the Internal Revenue Code. The exercise price of any option shall be determined by the Stock Plan Committee, but may not be less than 75% of the fair market value of the stock on the grant date, or, if greater, the par value of the stock. Options awarded under the Option Plan generally are not assignable or transferable except by will or by the laws of descent and distribution. The specific terms of any option awarded under the Option Plan will be reflected in a stock option agreement executed by the Company and the optionee. The Stock Plan Committee may permit the exercise price to be paid (i) in cash or its equivalent; (ii) through delivery of other shares of Class A Common Stock, which shall be valued at their fair market value (provided that, if such shares were acquired by the optionee pursuant to the Option Plan, such shares have been owned by the optionee for at least six months prior to their transfer and delivery to the Company); (iii) by any other method authorized by the Stock Plan Committee; or (iv) by any combination of the foregoing methods of payment.

     Once vested, an option may remain exercisable until the earliest of: (i) the expiration date designated by the Stock Plan Committee, (ii) if the optionee's employment ceases by reason of his or her death or Disability (as defined in the Option Plan), two years after such termination of employment, or
(iii) if the optionee's employment ceases by reason of his or her Dismissal Without Cause (as defined in the Option Plan), six months after the date of termination of employment. If the optionee's employment ceases by reason of his or her Retirement (as defined in the Option Plan), his or her options shall remain exercisable and, to the extent not already vested, shall continue to vest until the earlier of the expiration date or three years after the date of termination of employment, unless otherwise determined by the Stock Plan Committee. In any event, an option shall expire no later than the tenth anniversary of the date it is granted.

     Unless otherwise determined by the Stock Plan Committee, if an optionee's employment with the Company terminates for any reason other than death, Disability, Dismissal Without Cause or Retirement (as defined in the Option
Plan), all rights of the Optionee in any option, to the extent they have not already expired or been exercised, shall terminate and be extinguished immediately upon termination of employment. Notwithstanding the above, if an optionee engages in competition (as defined in the applicable stock option agreement) with the CMP Group, whether during or after his or her employment, all rights of the optionee in any option, to the extent such rights have not already expired or been exercised, shall terminate and be extinguished immediately upon com-mencement of such competition. In the event the optionee exercises an option at a time when, without the Company's knowledge or consent, he or she has already engaged in competition with the Company, the Company may rescind and void such exercise and optionee shall return upon demand by the Company such stock certificate(s) representing the shares issued to him or her upon the exercise of the option and still owned by the optionee.

     If the optionee's employment terminates due to Dismissal Without Cause or resignation for Good Reason (as defined in the Option Plan) within three years after a Change in Control, then all of his or her options shall immediately vest and shall remain fully exercisable until their respective expiration dates as set forth in the applicable stock option agreements.

     In the event that the Company redeems any shares of Class B Common Stock owned by any member of the Founding Family pursuant to the 1991 Shareholders' Agreement, the Company shall adjust the number of unissued shares of Class A Common Stock subject to outstanding options under the Option Plan and shall redeem any issued shares to the extent necessary to ensure that each optionee's percentage interest in the Company remains the same as such interest would have been but for such redemption of the Class B Common Stock.

     The Option Plan may be amended, modified, suspended or terminated by the Board of Directors of the Company in whole or in part at any time; provided that
(i) no such amendment, modification, suspension or termination of the Option Plan may materially and adversely affect the rights of or obligations to any optionee without such optionee's consent, and (ii) no amendment which renders the grant or exercise of an option nonexempt under Rule 16b-3 of Section 16(b) of the Securities Exchange Act of 1934 (the "Exchange Act") shall be made or be effective.

     The grant of an option under the Option Plan will not have any immediate effect on the federal income tax liability of the Company or the optionee. If the Stock Plan Committee grants an option to an optionee, then the optionee will recognize ordinary income at the time he or she exercises the option equal to the difference between the fair market value of the Class A Common Stock at that time and the exercise price paid by the optionee, and the Company will receive a deduction for the same amount.

     In January 1997, the Stock Plan Committee approved the grant of and the Company issued options to purchase an aggregate of 419,705 shares of Class A Common Stock under the Option Plan to eleven key employees. The exercise price for these options was set at the fair market value of the Class A Common Stock on the date of grant, as determined by an independent appraisal conducted by Furman Selz LLC, and the options generally vest 15% each year from 1998 through 2001 and 20% each year in 2002 and 2003.

     The Stock Plan will include substantially all of the provisions of the Option Plan, as described above, and will also permit the award of additional forms of equity-based incentive compensation, including incentive stock options, stock appreciation rights, stock bonuses, restricted stock awards, performance units and phantom stock as well as awards consisting of combinations of such incentives.

     The Stock Plan will permit the grant of Incentive Stock Options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code. ISO's issued under the Stock Plan will be subject to the restrictions applicable to stock options issued under the Option Plan, as set forth above, except as follows: (i) the exercise price under any ISO shall be no less than the fair market value of the stock as of the grant date (or, in the case of an individual owning stock possessing 10 percent or more of the combined voting power of all classes of stock, the exercise price shall be no less than 110 percent of the fair market value as of the grant date); (ii) the aggregate fair market value (determined as of the grant date) of stock for which any individual may be granted an ISO which is exercisable for the first time in any calendar year may not exceed $100,000;
(iii) no ISO will be exercisable after the expiration of 10 years from the date the option is granted (or, in the case of an individual owning stock possessing 10 percent or more of the combined voting power of all classes of stock, the options shall not be exercisable for more than five years after the grant date); and (iv) each ISO shall cease to be exercisable no later than three months following an optionee's termination of employment (or, in the case of a termination by reason of Disability (as defined in the Stock Plan), each ISO shall cease to be exercisable no later than one year following such termination).

     The Stock Plan Committee may grant stock appreciation rights as an alternative to or supplement to a related stock option. A stock appreciation right will entitle its holder to be paid an amount equal to the fair market value of the Class A Common Stock subject to the stock appreciation right on the date of exercise of the stock appreciation right less the exercise price of the related stock option, or such other price as the Stock Plan Committee may determine for such stock appreciation right.

     The Stock Plan Committee may grant awards of stock as restricted stock, bonus stock or deferred stock. Shares of Class A Common Stock covered by a restricted stock award will be issued to the recipient at the time the award is granted but will be subject to forfeiture in the event continued employment and/or other conditions established by the Stock Plan Committee at the time the award is granted are not satisfied. A stock bonus award or a deferred stock award will provide for the future payment of cash or the issuance of shares of Class A Common Stock to the recipient if continued employment and other performance objectives established by the Stock Plan Committee at the time of grant are attained. The performance objectives that must be attained to receive any award subject to performance criteria will be designated by the Stock Plan Committee and may be based on pre-established amounts of, among other things, annual net income, operating income, cash flow, return on assets, return on equity, return on capital or total stockholder return.

     The Stock Plan Committee may award dividend equivalents, independently or in conjunction with restricted stock, stock bonus or deferred stock awards, which entitle the holder to the payment of amounts equal to the value of dividends that may be paid with respect to shares of Class A Common Stock in the future. Such dividend equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares or awards, or otherwise reinvested.

     Stock bonus awards, restricted stock awards and performance awards may, in the discretion of the Stock Plan Committee, be settled in cash, on each date on which shares of Class A Common Stock covered by the awards would otherwise have been delivered or become unrestricted, in an amount equal to the fair market value of such shares on such date.

     The Stock Plan Committee has the discretion to provide, in an award under the Stock Plan, that in the event of a change in control (as defined in the Stock Plan): (i) the performance criteria of all performance awards and performance-based restricted stock will be deemed fully achieved and all such awards will become fully earned and vested; (ii) all options will become fully exercisable and vested; and/or (iii) the restrictions, deferral limitations and forfeiture conditions applicable to any other awards granted under the Stock Plan will lapse and such awards will become fully vested.

     The Stock Plan Committee has approved the grant of options to certain employees concurrently with the Offerings to purchase an aggregate of 400,000 shares of Class A Common Stock at an exercise price equal to the initial public offering price of the Class A Common Stock. There is no current intention to issue stock appreciation rights, performance awards, restricted stock awards, deferred stock awards, stock bonus awards or dividend equivalents under the Stock Plan.

EMPLOYEE STOCK PURCHASE PLAN

     Prior to consummation of the Offerings, CMP adopted the CMP Media Inc. Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan will be administered by the Stock Plan Committee. Each eligible employee will be given an option to purchase up to a number of shares of Class A Common Stock equal to 10% of his or her Compensation (as defined in the Purchase Plan), divided by the purchase price per share under the option. The Board of Directors has authorized the issuance under the Purchase Plan of 1,500,000 shares of Class A Common Stock. CMP intends to register the shares reserved under the Purchase Plan with the SEC.

     Options granted under the Purchase Plan will be exercised six months after the grant date. In no case may an employee receive an option which would permit him or her to purchase more than $10,000 (subject to cost of living adjustments) of shares, valued as of the grant date, for each calendar year in which the option is outstanding. Eligible employees are those individuals employed by CMP or any of its subsidiaries for at least three months as of the grant date, other than certain part-time employees, temporary employees or any employee who, immediately after the grant date, would own more than 5% of the total combined voting power or value of all classes of stock of CMP. The price of the shares purchased by employees under the Purchase Plan will be determined at the discretion of the Stock Plan Committee, but will not be less than 85% of the fair market value of the Class A Common Stock on the grant date or 85% of the fair market value of the Class A Common Stock on the exercise date. Employees electing to participate must authorize CMP to withhold from their pay each payroll period during the six months succeeding the grant date, an amount to be applied toward the purchase of shares.

     Generally, the employee does not recognize taxable income, and CMP is not entitled to an income tax deduction, on the grant or exercise of an option under the Purchase Plan. If the employee does not sell the shares acquired upon exercise of his or her option until at least one year after the date he or she exercised the option and at least two years after the date the option was granted to him or her, then the discount between the fair market value of the shares on the date of grant and the exercise price will be recognized as ordinary income and the appreciation over the fair market value as of the date of grant will be treated as a capital gain. In such case, CMP will be entitled to an income tax deduction corresponding to the amount of ordinary income recognized by the employee. If the employee sells the shares acquired upon the exercise of his or her option at any time within one year after the date of exercise of the option, or two years after the date the option was granted, then the employee will recognize ordinary income in an amount equal to the excess, if any, of the lesser of the sale price or the fair market value on the date of exercise, over the exercise price of the option. In the event of such a "disqualifying" disposition, CMP will generally be entitled to a deduction in an amount equal to the amount of ordinary income recognized by the employee.

     The Purchase Plan may be amended, suspended or terminated by the Board of Directors at any time, provided no such amendment, suspension or termination of the Purchase Plan may adversely affect accrued rights of or obligations to the participants without such participants' consent, and any such amendment, suspension or termination will be subject to the approval of CMP stockholders to the extent required by any federal or state law or regulation of any stock exchange.

1988 EQUITY APPRECIATION PLAN

     The Company established the CMP Publications, Inc. 1988 Equity Appreciation Plan (the "EAP") effective January 1, 1988. The EAP provides for the issuance of incentive deferred compensation to key employees and directors of the Company in the form of Share Appreciation Rights ("SARs"). Each SAR represents an interest in the appreciation of an Appreciation Plan Share, the value of which is determined by a formula which considers pre-tax earnings and annual net sales of the Company and its affiliates (an "EAP Share"). Thus, the SARs increase in value as the Company's sales and profits increase.

     The value of a SAR depends upon the appreciation in the value of the EAP Share on the December 31 immediately preceding the date of redemption, less the value of the EAP Share on the date of grant. As of December 31, 1987, the base value of each EAP Share was deemed to be $3.80. No later than April 1 of each year, a participant may elect to redeem a portion of his or her SARs. Normally, payment of 50% of the value of the SARs redeemed each year shall be made by June 30 of that year, and the remainder shall be paid by December 15 of such year. The Board of Directors of the Company has the discretion to delay (but by no more than five years) up to two-thirds of the redemption payments of SARs, in the event that such payments for the calendar year would exceed 20% of pre-tax profits of the Company for the preceding year, or under extraordinary circumstances for a reason deemed appropriate by the Board of Directors. All payments made under the EAP are in the form of cash.

     The Board of Directors of the Company determines which key employees and directors shall be granted SARs under the EAP. The maximum number of SARs which all of the participants may receive in total under the EAP are limited to 2,000,000. SARs have been awarded to ten key employees of the Company, two of whom are also directors of the Company. No SARs have been awarded to directors for their service as directors of the Company, and the Board of Directors has determined that no more SARs will be awarded under the EAP. The SARs normally are subject to a nine-year redemption schedule beginning, at the election of the participant, as early as June 30, 1993, and ending on June 30, 2002, unless the Board of Directors provides an extension. Under the redemption schedule, a participant must have redeemed at least 20% of his or her SARs as of June 30, 1998, 40% as of June 30, 1999; 60% as of June 30, 2000, 80% as of June 30, 2001
and 100% as of June 30, 2002; provided, however, that no more than 20% of a participant's SARs may be redeemed in any one year. The Board of Directors has the discretion to accelerate the payment of any or all redemptions and payments.

     In the event a participant terminates employment with the Company for any reason other than Termination for Cause (as defined in the EAP) or death, the participant shall remain eligible to redeem equal percentages of his or her remaining SARs in five annual installments commencing on the June 30 immediately following the termination. In the event that a participant terminates employment with the Company due to the participant's death, all of the employee's remaining SARs shall be redeemed immediately at their value as of the December 31 immediately preceding the participant's death, and paid in ten semi-annual installments commencing on the June 30 immediately following the participant's death. In the event a participant is terminated for Cause or Competes (as such terms are defined in the EAP) with the Company, he or she shall forfeit all SARs which are not yet paid.

PROFIT SHARING & RETIREMENT SAVINGS PLAN

     CMP established a defined contribution plan, now called the CMP Media Inc. Profit Sharing & Retirement Savings Plan (the "Savings Plan"), effective October 1, 1977. The Savings Plan includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Employees of CMP are eligible to participate in the profit sharing portion of the Savings Plan as of the January 1 following their attainment of age 20 1/2, subject to certain exceptions. Employees of CMP who have attained age 20 1/2 are eligible to participate in the cash or deferred arrangement portion of the Savings Plan as of the first day of the quarter following three months of service, subject to certain exceptions. Subject to limitations imposed by law, an employee participating in the cash or deferred arrangement portion of the Savings Plan may elect to defer and have contributed to the Savings Plan an amount up to 15% of such employee's eligible compensation, on a pre-tax basis. The Savings Plan, as amended, provides for a matching contribution to be made by CMP. For each employee deferral, CMP will contribute an amount equal to 50% of the deferral, but in no event more than 3% of the employee's eligible compensation. Matching contributions are allocated only to those employees qualified to receive profit sharing contributions and actively employed on the first and last business days of the calendar year, subject to certain exceptions. In addition, under the profit sharing component of the Savings Plan, CMP contributes an amount equal to a percentage of each eligible employee's compensation; the percentage is based on the employee's years of employment with CMP and eligible compensation, subject to a minimum annual contribution of $1,000 for every eligible participant. Profit sharing contributions are allocated only to those employees who both are employed on the first and last business days of the calendar year and have completed at least 1,000 hours of service during such calendar year, subject to certain exceptions. Both matching contributions and profit sharing contributions are subject to a seven-year vesting schedule that provides for 20% vesting after completion of three years of service with an additional 20% vested for each additional year of service, so that an employee's account is 100% vested after seven years of service.

PENSION PLAN

     CMP established a defined benefit pension plan, now called the CMP Media Inc. Pension Plan (the "Pension Plan"), effective January 1, 1980. The Pension Plan was frozen as of December 31, 1992, so no additional benefits accrue under the Pension Plan. Prior to December 31, 1992, employees of CMP who completed one year of service and attained age 21 were eligible to participate in the Pension Plan, subject to certain exceptions. The benefit provided under the plan is payable monthly for the life of the participant. The amount of the benefit is equal to 17% of the eligible employee's average monthly compensation, subject to a reduction for those employees with less than 15 years of service, with CMP, as determined on December 31, 1992. Benefits under the Pension Plan are subject to a vesting schedule that provides for 20% vesting after completion of three years of service, with an additional 20% vested for each additional year of service and with 100% vesting after seven years of service. The Named Executive Officers who are participants in the plan are Michael Leeds, Daniel Leeds and Kenneth Cron, and the frozen monthly benefit payable for the life of each such Named Executive Officer is approximately $728, $530 and $1,002, respectively.

EMPLOYMENT AGREEMENTS

     Michael Leeds, Daniel Leeds and Kenneth Cron each have an employment agreement with the Company. Each employment agreement is terminable at the will of either party, provided that the employee gives ninety days notice of any voluntary resignation or ten business days notice of a Resignation for Good Reason, or the Company gives ten business days notice of a Dismissal for Cause (as defined in the respective employment agreements). Each agreement provides that the employee shall be entitled to an annual base salary, the benefits provided to employees generally and an annual incentive bonus determined by the Compensation Committee of the Board of Directors.

     Each agreement prohibits the disclosure or use of any of the Company's confidential or proprietary information. The agreements with Michael Leeds and Daniel Leeds provide that the employee will not compete with the Company for up to three years following termination of employment as long as the Company continues to pay cash compensation as determined under the respective agreements; provided, however, that such payments will be made only if employment with the Company terminates by reason of Dismissal Without Cause or Resignation For Good Reason (as defined in the respective employment agreements) and not by reason of voluntary resignation or Dismissal For Cause (as defined in the respective employment agreements) and only until the employee attains the age of sixty-five. The agreements with Michael Leeds and Daniel Leeds also provide that, upon termination of employment by reason of retirement at or after attainment of age 65, the Company has the right to require, at its option, continued compliance with the non-compete covenants for a period of up to two additional years as long as the Company continues to pay an amount equal to that determined under the agreements. The agreement with Mr. Cron provides that he will not compete with the Company for up to five years following termination of employment as long as the Company pays him cash compensation as determined under his employment agreement. The agreement with Mr. Cron also provides that, upon termination of employment by reason of retirement at or after attaining age 65, the Company has the right to require, at its option, continued compliance with the non-compete covenants for a period of up to five additional years as long as the Company continues to pay cash compensation determined under his employment agreement.

EMPLOYEE SHARE GRANTS

     Upon the consummation of the Offerings, certain members of the Founding Family will make a gift from their personal holdings to each employee of the Company who is employed both on May 9, 1997 and on the date of consummation of the Offerings of 10 shares of Class A Common Stock plus 30 shares for each full year of service rendered by such employee. These shares of Class A Common Stock will be held in trust for the benefit of such employees for one year. An aggregate of approximately 215,000 shares of Class A Common Stock will be given to employees pursuant to this arrangement. Officers of CMP will be given shares on the same basis as other employees, except for Michael Leeds, Daniel Leeds and Kenneth Cron who will not receive gift shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Gerard and Lilo Leeds founded the Institute for Community Development (the "Institute") in 1989, and they currently serve as co-chairpersons of its board of directors. The Institute is a non-profit organization dedicated to providing quality education for underperforming students in low-income communities. The Institute's principal programs, STAR (Success Through Academic Readiness) in high schools and COMET (Children of Many Educational Talents) in middle schools, assist children considered most at risk through academic support, counseling and personal development programs. The Company supports the Institute by providing it with office space and services without charge at its corporate headquarters in Manhasset, New York, and at its New York City office. The Company incurred expenses of approximately $441,000, $489,000 and $544,000 in 1994, 1995 and
1996, respectively, on behalf of the Institute. The Company intends to continue to support the Institute, and expenses incurred by the Company on behalf of the Institute in 1997 are anticipated to be approximately $643,000. CMP's Board of Directors has adopted a resolution to the effect that aggregate annual contributions by the Company, whether in cash or in kind, to public or private charities or foundations (including, without limitation, the Institute) will not exceed 3% of the Company's consolidated income before provision for income taxes for the preceding fiscal year.

     Gerard and Lilo Leeds founded the Margaret and Richard Lipmanson Foundation (the "Lipmanson Foundation") and the Caroline and Sigmund Schott Foundation (the "Schott Foundation", and together with the Lipmanson Foundation, the "Foundations"). Gerard and Lilo Leeds and Greg Jobin-Leeds are the only officers and directors of the each of the Foundations. Prior to the consummation of the Offerings, Gerard and Lilo Leeds donated 550,000 shares of Class A Common Stock to the Lipmanson Foundation and 450,000 shares of Class A Common Stock to the Schott Foundation, and the Foundations will sell all such shares in the Offerings. See "Principal and Selling Stockholders". The Foundations will use the proceeds from the sale of shares of Class A Common Stock in the Offerings primarily to support quality public education and child care in low-income communities.

     The Founding Family has a 15% ownership interest in the facility which the Company leases as its principal offices. The existing lease expires in November 1999. Annual rental expense under this lease is approximately $4,500,000.

     Michael Leeds was a member of the board of directors and treasurer of BPA International, a not-for-profit membership association. Mr. Leeds' membership on the BPA board of directors expired in May 1997. The Company paid BPA approximately $255,000, $215,000 and $157,000 in 1994, 1995 and 1996,
respectively, for circulation auditing and other services.

     The Company and the members of the Founding Family have entered into a stockholders' agreement (the "1997 Stockholders' Agreement") which, among other things, governs the voting of shares of Class B Common Stock held by members of the Founding Family or their permitted transferees (the shares of Class B Common Stock, collectively, the "Class B Shares" and the holders of the Class B Shares, collectively, the "Class B Stockholders"). The 1997 Stockholders' Agreement also restricts the sale of Common Stock held by the Class B Stockholders following consummation of the Offerings and provides the Class B Stockholders with registration rights under certain circumstances.

     With respect to voting for directors of the Company, the 1997 Stockholders' Agreement provides that, until the Company's annual stockholders' meeting in 2002, the Class B Stockholders will vote to elect as directors of the Company
(i) Gerard and Lilo Leeds; (ii) each child of Gerard and Lilo Leeds (a "Sibling Stockholder") who is a full-time senior executive employee of the

Company at the time of such election (an "Employee Stockholder") and (iii) one Sibling Stockholder who is not a full-time senior executive employee of the Company at the time of such election (a "Non-Employee Stockholder"). Until the Company's annual stockholders' meeting in 2002, each of the Non-Employee Stockholders will be elected to a one-year term on a rotating basis, subject to certain conditions. The 1997 Stockholders' Agreement further provides that, at the Company's annual stockholders' meeting in 2002 and thereafter, the Class B Stockholders will vote to elect as directors of the Company each Employee Stockholder and each Non-Employee Stockholder. For a Sibling Stockholder to be eligible to serve as a director, such Sibling Stockholder and his or her permitted transferees, as a group (a "Sibling Stockholder's Group"), must meet certain conditions, including the condition that they collectively own Class B Shares representing at least 5% of the voting power of the Class B Shares then issued and outstanding, unless such condition is waived by Class B Stockholders then holding at least 60% of the voting power of the Class B Shares. If a Sibling Stockholder eligible to serve as a director decides not to serve or dies or becomes incapacitated, his or her spouse or one of his or her children over the age of 27 will be elected as the successor director to such Sibling Stockholder, provided that such successor is approved by Class B Stockholders holding at least 60% of the voting power of the Class B Shares. The 1997 Stockholders' Agreement also provides that the Class B Stockholders will vote to elect as Independent Directors any nominees who have been approved by Class B Stockholders who hold at least 66% of the voting power of the Class B Shares and who include at least one Employee Stockholder; provided that the Class B Stockholders will use their best efforts to cause the Board to nominate at least such number of Independent Directors as is necessary to permit the Class A Common Stock to comply with the requirements of any exchange or market system on which it may trade.

     With respect to voting on any reorganization, recapitalization, sale, merger or liquidation of the Company, a sale of substantially all of its assets, its sale or issuance of securities, the adoption of any compensation plan required to be submitted to security holder action, the amendment or restatement of its certificate of incorporation or similar matters submitted to stockholders of the Company for a vote, the 1997 Stockholders' Agreement provides that no Class B Stockholder will vote in favor of any such action unless approved by Class B Stockholders who hold at least 65% of the voting power of the Class B Shares and who include at least one Employee Stockholder and at least one Non-Employee Stockholder who then owns at least 25% of the Class B Shares he or she owned on the effective date of the 1997 Stockholders' Agreement.

     In determining whether a matter has been approved or authorized by Class B Stockholders holding the requisite percentage of the voting power of the Class B Shares for purposes of the 1997 Stockholders' Agreement, the 1997 Stockholders' Agreement provides that (i) no Sibling Stockholder's Group will vote more Class B Shares than such Sibling Stockholder owned on the effective date of the 1997 Stockholders' Agreement, even if such Sibling Stockholders' Group has acquired additional Class B Shares from other Class B Stockholders; (ii) if a Class B Stockholder, or such Class B Stockholder's spouse or issue sharing the same home, is engaged in competition with the Company, the Class B Shares of such Class B Stockholder will not be counted for purposes of approving or authorizing any matter unless approved by Class B Stockholders holding at least 80% of the voting power of the Class B Shares, and (iii) after February 2002, Gerry and Lilo Leeds will not vote any of their Class B Shares. The 1997 Stockholders' Agreement provides that, in the event of the incapacity or death of a member of the Founding Family, the Class B Shares of such member will be voted by his or her spouse, by his or her children over the age of 27 or by the other Sibling Stockholders, depending on various circumstances.

     With respect to the sale or transfer of shares of Common Stock, the 1997 Stockholders' Agreement provides that a Class B Stockholder may sell or transfer Class B Shares only to his or her spouse, issue, parent, sibling, issue of a sibling, his or her former spouse who is the parent of such Class B Stockholder's issue, or any entity (including a trust, corporation or partnership) in which such Class B Stockholder and/or any of the foregoing either individually or collectively have the majority voting interest and the beneficiaries, stockholders or partners of which are any of the foregoing (a "Permitted Transferee"), or a Qualified Private Foundation as defined in the 1997 Stockholders' Agreement. Any Class B Stockholder wishing to transfer Class B Shares in a private transaction to anyone other than a Permitted Transferee or a Qualified Private Foundation must first offer such Class B Shares to the other Class B Stockholders. To the extent the other Class B Stockholders decline to acquire such Class B Shares, the selling Class B Stockholder may offer them to the Company and, to the extent that the Company declines to acquire such shares, the selling Class B Stockholder may convert such shares to shares of Class A Common Stock and sell such shares to a third party purchaser; provided, however, that such shares may not be sold to a competitor of the Company unless such sale is approved by Class B Stockholders holding at least 80% of the voting power of the Class B Shares; and provided further that no Class B Stockholder can sell to third party purchasers within any 12-month period shares of Class A Common Stock having a fair market value of more than $1,000,000 unless such sale is approved by Class B Stockholders holding at least 65% of the voting power of the Class B Shares.

     The 1997 Stockholders' Agreement provides that beginning in 1998 any Class B Stockholder may require the Company to register for sale under the Securities Act shares of Class A Common Stock held by such Class B Stockholder, subject to certain conditions (a "Demand Registration"). The other Class B Stockholders have the right to participate, subject to certain exceptions, in any Demand Registration requested by such Class B Stockholder. The 1997 Stockholders' Agreement entitles the Class B Stockholders, collectively, to a total of three Demand Registrations in any ten-year period, one of which Gerry and Lilo Leeds will have the right to initiate, one of which Michael and Daniel Leeds will have the right to initiate and one of which the other members of the Founding Family will have the right to initiate. The Company is not required to file more than one Demand Registration within any two-year period or to file any Demand Registration within 12 months after consummation of an offering initiated by the Company. The Company will pay all expenses (except each selling Class B Stockholder's share of underwriting discounts and commissions) related to the three Demand Registrations described above. Class B Stockholders may make additional Demand Registrations in any ten-year period if Class B Stockholders then owning 65% or more of the voting power of the Class B Shares request such registrations; provided, however, that the Class B Stockholders participating in any such additional registrations shall bear all costs and expenses in connection with such registrations, and such costs and expenses shall be borne by the participating Class B Stockholders in proportion to the number of shares of Class A Common Stock being offered by each of them, or as they otherwise unanimously determine. If the Company initiates a registration of shares of Class A Common Stock for sale under the Securities Act (other than in the Offerings, with respect to an employee benefit plan or in connection with a transaction governed by Rule 145 under the Securities Act), the Company will use commercially reasonable efforts to include in such registration all such shares of Class A Common Stock of Class B Stockholders as they may request, and the Company will pay all expenses (except each selling Class B Stockholder's share of underwriting discounts and commissions) related to such registration.

     Each Sibling Stockholder's Group may sell in any calendar year, whether in private transactions or on the public market, up to 10% of the aggregate number of Class B Shares that were owned by such Sibling Stockholder on the effective date of the 1997 Stockholders' Agreement. This right is cumulative, so that any of such Class B Shares not sold in one year may be sold in subsequent years, provided that no more than 20% of the aggregate number of Class B Shares owned by such Sibling Stockholder on the effective date of the 1997 Stockholders' Agreement may be sold in any single calendar year. These limitations may not be waived except with the approval of Class B Stockholders holding at least 65% of the voting power of the Class B Shares.

     The 1997 Stockholders' Agreement has an initial term of 20 years and will be extended for additional five-year terms unless terminated by Class B Stockholders holding at least 65% of the voting power of the Class B Shares. In addition, at such time that the aggregate number of shares of Class A Common Stock and Class B Common Stock owned by the members of the Founding Family and by Permitted Transferees and Qualified Private Foundations of Class B Stockholders is less than 20% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding, each outstanding share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock, and the 1997 Stockholders' Agreement thereupon shall terminate by its terms. See "Description of Capital Stock -- Common Stock -- Conversion Rights".

     The Company has a note receivable from Kenneth Cron, the principal amount of which was $770,000 as of December 31, 1996. This note, which bears interest at a rate which approximates LIBOR, provides for quarterly interest payments and annual principal payments through its repayment in 2023.

     On November 27, 1996, pursuant to a Share Purchase Agreement, Gerard Leeds and Lilo Leeds sold 377,520 shares of Class A Common Stock to Kenneth Cron for an aggregate purchase price of $396,000. The purchase price for the Class A Common Stock was determined by reference to an independent appraisal of the market value of a minority interest in the Company as of June 30, 1991, as required by an agreement among the members of the Founding Family dated as of June 30, 1991. In connection with the purchase of Class A Common Stock, Mr. Cron entered into an Executive Stockholders' Agreement substantially similar to those entered into by Michael Leeds and Daniel Leeds, except that the restrictions on certain competitive practices continue for five years following termination of Mr. Cron's employment with the Company. See "Management -- Compensation Committee Interlocks and Insider Participation". In addition, the Company has granted Mr. Cron options to purchase 943,800 shares of Class A Common Stock, and Mr. Cron has entered into an employment agreement with the Company. See
"-- Option/SAR Grants in Last Fiscal Year" and "-- Employment Agreements".

     For a discussion of certain other relationships and transactions involving certain directors and executive officers who are members of the Compensation Committee or the Stock Option Committee of the Board of Directors see "Management -- Compensation Committee Interlocks and Insider Participation".

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1997, and as adjusted to reflect the sale of 3,750,000 shares of Class A Common Stock by CMP and 1,250,000 shares of Class A Common Stock by the Selling Stockholders in the Offerings, by (i) each person known by CMP to be the beneficial owner of more than 5% of any class of the Company's voting Common Stock, (ii) the Named Executive Officers, (iii) all of the Company's directors and executive officers as a group and (iv) each Selling Stockholder. The Company will not receive any of the proceeds from the sale of the shares of Class A Common Stock being sold by the Selling Stockholders. Unless otherwise noted, each holder has sole voting and investment power with respect to all shares of stock listed as owned by such person.

                                                CLASS A COMMON STOCK
                                  ------------------------------------------------                             PERCENT OF VOTE
                                                                                            CLASS B           OF ALL CLASSES OF
                                       BEFORE                     AFTER OFFERINGS            COMMON            COMMON STOCK(2)
                                      OFFERINGS         SHARES                               STOCK          ---------------------
                                  -----------------      BEING    ----------------     ------------------    BEFORE       AFTER
   NAME OF BENEFICIAL OWNER(1)     NUMBER       %       OFFERED    NUMBER      %         NUMBER       %     OFFERINGS   OFFERINGS
--------------------------------- ---------   -----     -------   ---------   ----     ----------   -----   ---------   ---------
Gerard G. Leeds(3)............... 1,465,000    52.6%    125,000          --     --      6,450,050    40.0%     40.3%       38.5%
Lilo J. Leeds(3)................. 1,465,000    52.6%    125,000          --     --      6,450,050    40.0%     40.3%       38.5%
Michael S. Leeds(4)..............   566,280    20.3%         --     566,280    8.7%     1,927,640    12.0%     12.1%       11.9%
Daniel H. Leeds(5)...............   377,520    13.5%         --     377,520    5.8%     1,927,640    12.0%     12.0%       11.7%
Richard A. Leeds(6)..............        --      --          --          --     --      1,927,640    12.0%     11.8%       11.5%
Greg Jobin-Leeds(3)(7)........... 1,000,000    35.9%         --          --     --      1,927,640    12.0%     12.4%       11.5%
Jennifer Leeds...................        --      --          --          --     --      1,927,640    12.0%     11.8%       11.5%
Kenneth D. Cron(8)...............   377,520    13.5%         --     377,520    5.8%            --      --       0.2%        0.2%
The Lipmanson Foundation(3)......   550,000    19.7%    550,000          --     --             --      --       0.3%         --
The Schott Foundation(3).........   450,000    16.2%    450,000          --     --             --      --       0.3%         --
All directors and executive
  officers as a group (11
  persons)....................... 2,786,320   100.0%    250,000   1,323,050   20.2%    12,232,970    76.0%     76.4%       73.9%

---------------
(1) Gerard G. Leeds and Lilo J. Leeds are husband and wife. Michael S. Leeds, Daniel H. Leeds, Richard A. Leeds, Greg Jobin-Leeds and Jennifer Leeds are the children of Gerard and Lilo Leeds. The members of the Founding Family are parties to the 1997 Stockholders' Agreement, which contains provisions relating to the transfer and voting of shares of Common Stock by the holders of shares of Class B Common Stock. See "Certain Relationships and Related Transactions". As a result, members of the Founding Family may be deemed to be beneficial owners of shares held by each other, but the members of the Founding Family each disclaim such beneficial ownership. The address for each beneficial owner, other than the Foundations, is c/o CMP Media Inc., 600 Community Drive, Manhasset, New York 11030.

(2) Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote of stockholders, except as otherwise required by law. See "Description of Capital Stock -- Common Stock -- Voting Rights".

(3) 732,500 shares of Class A Common Stock and 3,225,025 shares of Class B Common Stock are held by Gerard Leeds, and 732,500 shares of Class A Common Stock and 3,225,025 shares of Class B Common Stock are held by Lilo Leeds, which gives effect to their conversion of an aggregate of 1,465,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock. As husband and wife, Gerard and Lilo Leeds are deemed to be the beneficial owner of shares held by the other spouse and, therefore, the combined beneficial ownership is shown in the table. Gerard and Lilo each disclaim beneficial ownership of the shares held by the other. Gerard and Lilo Leeds plan to use a substantial portion of the proceeds from their sale of Class A Common Stock in the Offerings to fund certain non-profit organizations and programs. Prior to the consummation of the Offerings, each of Gerard and Lilo Leeds donated a total of 1,000,000 shares of Class A Common Stock to the Foundations, which shares are being sold by the Foundations in the Offerings. As officers and directors of each of the Foundations,

    Gerard Leeds, Lilo Leeds and Greg Jobin-Leeds may be deemed to be the beneficial owners of the shares of Class A Common Stock held by the Foundations, and the aggregate shares of Class A Common Stock shown in the table for Gerard Leeds, Lilo Leeds and Greg Jobin-Leeds include the shares to be donated to the Foundations. Gerard Leeds, Lilo Leeds and Greg Jobin-Leeds each disclaim beneficial ownership of the shares of Class A Common Stock held by the Foundations. In addition, upon the consummation of the Offerings, Gerard and Lilo Leeds will give approximately 215,000 shares of Class A Common Stock to the Company's employees.

(4) Includes 283,140 shares of Class A Common Stock and 566,280 shares of Class B Common Stock held in a trust by Michael Leeds as trustee for certain members of his family, and excludes 755,040 shares of Class A Common Stock issuable upon the exercise of options that are not exercisable within 60 days.

(5) Includes 377,520 shares of Class A Common Stock and 755,040 shares of Class B Common Stock held in a trust by Daniel Leeds as trustee for certain members of his family, and excludes 943,800 shares of Class A Common Stock issuable upon the exercise of options that are not exercisable within 60 days.

(6) Includes 1,132,560 shares of Class B Common Stock held in trust by Richard Leeds as trustee for certain members of his family.

(7) Includes 377,520 shares of Class B Common Stock held in trust by Greg Jobin-Leeds as trustee for certain members of his family.

(8) Includes 113,256 shares of Class A Common Stock held in a trust by Kenneth Cron as trustee for certain members of his family, and excludes 943,800 shares of Class A Common Stock issuable upon the exercise of options that are not exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company was founded in 1971 as CMP Publications, Inc., a New York corporation. On May 24, 1996, a new corporation, CMP Media Inc., was incorporated in Delaware. On May 31, 1996, CMP Publications, Inc. was merged with and into CMP Media Inc. so that, effective as of such merger, CMP Media Inc. possessed all the rights and became subject to all the liabilities of CMP Publications, Inc.

     The Company has the authority to issue 70,000,000 shares of common stock, par value $.01 per share, of which 50,000,000 shares are designated Class A Common Stock (the "Class A Common Stock") and 20,000,000 shares are designated Class B Common Stock (the "Class B Common Stock"). Prior to the consummation of the Offerings, the Company had the authority to issue shares of Class C Common Stock (the "Class C Common Stock"). Following the Offerings, no shares of Class C Common Stock will be outstanding, and the Company will no longer have the authority to issue any additional shares of Class C Common Stock. The Class A Common Stock and the Class B Common Stock collectively are sometimes referred to as the "Common Stock". The Company has the authority to issue 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), none of which are issued and outstanding.

COMMON STOCK

     Except as otherwise set forth below or as otherwise required by law, the rights and privileges of each class of the Common Stock are identical in all respects, including the right to participate ratably in dividends and liquidation distributions and the right of the members of a class of Common Stock to participate ratably in offers by the Company to repurchase shares of Common Stock that are directed to all of the holders of any other class of the Common Stock. No shares of any class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently the shares of the other classes of Common Stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and the same manner. No class of Common Stock has preemptive rights.

  VOTING RIGHTS

     Each outstanding share of Class A Common Stock is entitled to vote on each matter on which the stockholders of the Company are entitled to vote, and each holder of Class A Common Stock is entitled to one vote for each share of such stock held by such holder. Each outstanding share of Class B Common Stock is entitled to vote on each matter on which the stockholders of the Company are entitled to vote, and each holder of Class B Common Stock is entitled to ten votes for each share of such stock held by such holder. If at any time the aggregate number of shares of Class A Common Stock and Class B Common Stock owned by the members of the Founding Family and by Permitted Transferees and Qualified Private Foundations of Class B Stockholders is less than 20% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding, all of the then outstanding shares of Class B Common Stock automatically will be converted into Class A Common Stock and, thereafter, the Company will no longer have the authority to issue any additional shares of Class B Common Stock. The holders of the Common Stock entitled to vote on any matter vote together as a single class on all such matters. The stockholders of the Company are not entitled to cumulate their votes in any election of the directors of the Company.

  DIVIDENDS

     The Board of Directors of the Company may cause dividends to be paid to holders of shares of Common Stock out of funds legally available for the payment of dividends; however, the Company does not anticipate paying dividends in the foreseeable future. See "Dividend Policy". Any dividend or distribution on the Common Stock shall be payable on shares of Class A Common Stock and

Class B Common Stock share and share alike; provided that in the case of dividends payable in shares of Class A Common Stock or Class B Common Stock of the Company, or options, warrants or rights to acquire shares of such Common Stock or securities convertible into or exchangeable for shares of such Common Stock, the shares, options, warrants, rights or securities so payable shall be payable in shares of, or options, warrants or rights to acquire or securities convertible into or exchangeable for, Common Stock of the same class upon which the dividend or distribution is being paid.

  LIQUIDATION RIGHTS

     In the event of any dissolution, liquidation or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the remaining assets and funds of the Company, if any, shall be divided among and paid ratably to the holders of Class A Common Stock and the holders of Class B Common Stock. A merger or consolidation of the Company with or into any other corporation or a sale or conveyance of all or any part of the assets of the Company (which shall not in fact result in the liquidation of the Company and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Company.

  CONVERSION RIGHTS

     Each and every share of Class B Common Stock is convertible into Class A Common Stock at any time at the option of the holder. Such conversion shall be on a share-for-share basis, one share of Class A Common Stock for each share of Class B Common Stock so converted. Shares of Class A Common Stock are not convertible.

     Each share of Class B Common Stock shall convert automatically into one fully paid and non-assessable share of Class A Common Stock upon its issuance, sale, assignment, gift, pledge, hypothecation or other transfer to a person or entity other than a member of the Founding Family, a Permitted Transferee or a Qualified Private Foundation. A "Permitted Transferee" of a holder of Class B Common Stock shall be the spouse of any holder of Class B Common Stock, any issue, parent or sibling of such Class B Stockholder, any issue of such sibling, any former spouse of such Class B Stockholder who is the parent of such Class B Stockholder's issue or any entity (including a trust, corporation or partnership) in which such Class B Stockholder and/or any Permitted Transferees of such Class B Stockholder either individually or collectively have the majority voting interest and of which, in the case of a trust or similar entity, the beneficiaries are any of the aforesaid persons; in the case of a corporation or similar entity, the stockholders are any of the aforesaid persons; and in the case of a partnership or similar entity, the partners are any of the aforesaid persons. A "Qualified Private Foundation" of any person shall be a duly organized charitable entity organized pursuant to Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, provided that (i) such person has caused such entity to be established, (ii) a majority of the initial and successor trustees, directors or managers, as the case may be, of such entity are either Class B Stockholders and/or their Permitted Transferees, and (iii) any shares of Class B Common Stock owned by such entity are voted by or at the direction of such trustees, directors or managers, as the case may be. The foregoing automatic conversion provisions shall not be applicable to any transfer of shares of Class B Common Stock by operation of law upon incompetence, death, dissolution or bankruptcy of any Class B Stockholder to an executor, guardian or trustee, respectively, of such Class B Stockholder but only if the beneficial ownership of such shares continues to be held by one or more Permitted Transferees or Qualified Private Foundation.

     In addition, if at any time the aggregate number of shares of Class A Common Stock and Class B Common Stock that are owned by the members of the Founding Family and by Permitted Transferees and Qualified Private Foundations of Class B Stockholders is less than 20% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding, each share of Class B Common Stock then outstanding shall automatically be converted into one fully paid and non-assessable share of Class A Common Stock and, thereafter, the Corporation shall not have the authority to issue any further shares of Class B Common Stock.

     Prior to February 28, 1997, no shares of Class C Common Stock were issued or outstanding. On February 28, 1997, the Company paid a stock dividend of nine shares of Class C Common Stock on each outstanding share of Class A Common Stock and Class B Common Stock. Prior to consummation of the Offerings, shares of Class C Common Stock issued as a stock dividend were exchanged for an equal number of shares of the same class of Common Stock with respect to which such dividend was paid. As a result, the 16,987,113 shares of Class C Common Stock outstanding prior to the Offerings were exchanged for 1,189,188 shares of Class A Common Stock and 15,797,925 shares of Class B Common Stock. All information set forth in this Prospectus gives effect to the exchange of such Class C Common Stock. No additional shares of Class C Common Stock will be outstanding, authorized or issued after consummation of the Offerings.

  MERGERS AND CONSOLIDATIONS

     In the event of a merger, consolidation or other business combination of the Company with or into another entity (whether or not the Company is the surviving entity), or in the event of the dissolution of the Company, provision shall be made so that the holders of each class of Common Stock will be entitled to receive the same amount and form of consideration per share as the per share consideration, if any, received by holders of the other classes of Common Stock in such merger, consolidation, combination or dissolution; provided, however, that in connection with any such merger, consolidation or business combination in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and Class B Common Stock differ as currently provided; and provided further, however, that if such shares differ as to voting rights, the shares having superior voting rights shall be subject to conversion provisions that are no more or less favorable to the holders of such shares than those provided with respect to the Class B Common Stock.

PREFERRED STOCK

     The Company's amended and restated certificate of incorporation authorizes the Board of Directors, without any further action by the stockholders, to issue the Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions thereof. Although the ability of the Board of Directors to designate and issue shares of the Preferred Stock provides desirable flexibility, including the ability to engage in future public offerings to raise additional capital, the issuance of shares of the Preferred Stock may have adverse effects on the holders of Common Stock, including restrictions on dividends on the Common Stock if dividends on shares of the Preferred Stock have not been paid; dilution of voting power of the Common Stock to the extent the shares of the Preferred Stock have voting rights; or deferral of participation in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to holders of shares of the Preferred Stock. In addition, issuance of shares of the Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock and accordingly may be used as an "anti-takeover" device. The Board of Directors, however, currently does not contemplate the issuance of any shares of the Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" not approved in advance by the corporation's board of directors (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder". The effect of the Anti-Takeover Law on the Company is to discourage takeover attempts, including attempts that might result in a premium over the market price of the Class A Common Stock. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

     Under the Company's amended and restated certificate of incorporation (the "Amended Certificate"), special meetings of stockholders may be called by the Company's Board of Directors or the President. Except as otherwise required by law, stockholders, in their capacity as such, will not be entitled to request or call a special meeting of stockholders. In addition, stockholders of the Company will be required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of stockholders. The failure to deliver proper notice within the periods specified in the Company's restated by-laws will result in the denial to the stockholder of the right to make such nominations or propose such action at the meeting.

CERTAIN LIABILITY AND INDEMNIFICATION PROVISIONS

     The Amended Certificate limits the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit. In addition, the Amended Certificate does not eliminate the monetary liability of directors under the federal securities laws.

     Delaware law provides that a corporation may indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify directors and officers only if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The Amended Certificate gives CMP the power to indemnify its officers, directors, employees and agents to the full extent permitted by Delaware law. The Company's bylaws also require the Company to provide such indemnification to its directors and officers and provide that the Company may, but is not required to, provide such indemnification to its employees or agents.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Class A Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Offerings, CMP will have 6,536,320 shares of Class A Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment options and assuming further that, prior to such time, there is no conversion of Class B Common Stock into shares of Class A Common Stock) and 16,088,250 shares of Class B Common Stock outstanding (assuming that no shares of Class B Common Stock are converted into Class A Common Stock prior to the Offerings other than the shares converted into shares of Class A Common Stock to be sold by the Selling Stockholders in the Offerings or gifted to employees). All of the shares of Class A Common Stock sold in the Offerings (together with any shares sold under the Underwriters' over-allotment options) will be freely transferable and tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate," as defined below, of CMP, which will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The shares of Class A Common Stock and Class B Common Stock held by CMP's existing stockholders are "restricted" securities within the meaning of Rule 144 and may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an applicable exemption from registration, including Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned shares of an issuer for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of such class or the average trading volume in composite trading in all national securities exchanges during the four calendar weeks preceding the filing of the required notice of such sale, provided that such issuer has been a reporting Company for at least 90 days. A person (or persons whose shares are required to be aggregated) who is not deemed an affiliate of an issuer and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

     The Company, its directors, certain executive officers and the holders of Class B Common Stock (including the Selling Stockholders) have agreed that, subject to certain exceptions, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option and stock purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class A Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Class A Common Stock, without the prior written consent of Goldman, Sachs & Co.

     Certain members of the Founding Family will make a gift from their personal holdings of an aggregate of approximately 215,000 shares of Class A Common Stock to substantially all of the employees of the Company upon the consummation of the Offerings, which shares will be held in trust for such employees for one year. See "Management -- Employee Share Grants". Options to purchase 819,705 shares of Class A Common Stock have been granted under the Company's Stock Incentive Plan and 312,855 additional shares of Class A Common Stock have been reserved and are available for grants under the Stock Incentive Plan. See "Management -- Stock Incentive Plan". The Company has reserved 1,500,000 shares of Class A Common Stock for issuance under the Company's Employee Stock Purchase Plan and 35,000 shares of Class A Common Stock for issuance under the Company's Directors' Stock Compensation Plan. See "Management -- Employee Stock Purchase Plan" and " -- Directors Compensation". In addition, options to purchase 2,642,640 shares of Class A Common Stock are held by certain members of senior management. See "Management -- Executive Compensation -- Option/SAR Grants in Last Fiscal Year". The

Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A Common Stock subject to stock options granted under the Stock Incentive Plan and the shares available under the Employee Stock Purchase Plan as well as those shares subject to the options held by certain members of senior management that will permit resale of such shares, subject to the Rule 144 volume limitations applicable to affiliates of the Company and any agreements between option holders and the representatives of the Underwriters.

     The shares of the Company's Class B Common Stock are convertible into shares of Class A Common Stock and, following the conversion of such shares and expiration of the 180 day lock-up agreement with the Underwriters, 16,088,250 of the aggregate shares of Class A Common Stock owned by the Class B Stockholders upon conversion of their shares of Class B Common Stock would be eligible for sale pursuant to the provisions of Rule 144 under the Securities Act. However, the members of the Founding Family have entered into the 1997 Stockholders' Agreement, which contains provisions restricting the transfer of shares of Common Stock held by the holders of shares of Class B Common Stock. In addition, the holders of the shares of Class B Common Stock have the right to require the Company to register under the Securities Act the shares of Class A Common Stock into which their shares of Class B Common Stock are convertible. See "Certain Relationships and Related Transactions". No assurances can be given that a Class B Stockholder will not decide, based upon then prevailing market and other conditions, to convert his or her Class B Common Stock to Class A Common Stock and to dispose of all or a portion of the Class A Common Stock held by such person. Also, following expiration of the 180 day lock-up agreement with the Underwriters, 1,321,320 of the aggregate shares of Class A Common Stock issued and outstanding prior to the Offerings would be eligible for sale pursuant to the provisions of Rule 144.

     Prior to the Offerings, there has been no established market for the Class A Common Stock, and no predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market may have an adverse impact on the market for the shares of Class A Common Stock offered hereby.

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Dow, Lohnes & Albertson, PLLC, Washington, D.C. Debevoise & Plimpton, New York, N.Y., has acted as counsel for the Underwriters with respect to certain legal matters in connection with the Offerings.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994, 1995 and 1996 and for the three-year period ended December 31, 1996 appearing in this Prospectus and in the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     Effective September 11, 1996, Coopers & Lybrand L.L.P. was engaged as the Company's independent accountants. Prior to September 11, 1996, Miller, Ellin & Company had been the Company's independent accountants. The decision to change independent accountants was approved by the Company's Board of Directors. There were no disagreements with Miller, Ellin & Company regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Miller, Ellin & Company to make reference to the subject matter of the disagreement in connection with its report. The former accountants' reports for the fiscal years ended December 31, 1994 and 1995 are not a part of the financial statements of the Company included in this Prospectus or the related financial statement schedules included elsewhere in the Registration Statement. Such reports did not contain an adverse opinion or disclaimer of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles. Prior to September 11, 1996, the Company had not consulted with Coopers & Lybrand L.L.P. on any items which involved the Company's accounting principles or the form of audit opinion to be issued on the Company's financial statements.

                             ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Class A Common Stock offered hereby. Although the material provisions of documents described in this Prospectus have been accurately summarized, statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Room 1228, 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. The SEC also maintains a World Wide Web site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                        CMP MEDIA INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       ----
Report of Independent Accountants on Consolidated Financial Statements...............   F-2

Consolidated Statements of Income for the years ended December 31, 1994, 1995 and
  1996 and the three months ended March 31, 1996 and 1997 (unaudited)................   F-3

Consolidated Balance Sheets as of December 31, 1995, 1996 and March 31, 1997
  (unaudited)........................................................................   F-4

Consolidated Statements of Stockholders' Equity for the years ended December 31,
  1994, 1995 and 1996 and the three months ended March 31, 1997 (unaudited)..........   F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996 and the three months ended March 31, 1996 and 1997 (unaudited)................   F-6

Notes to Consolidated Financial Statements...........................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CMP Media Inc.:

     We have audited the accompanying consolidated balance sheets of CMP Media Inc. and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CMP Media Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
February 28, 1997, except Notes 1 and 9
as to which the date is July 18, 1997.

                        CMP MEDIA INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                                                        FOR THE THREE MONTHS
                                                  FOR THE YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                 ----------------------------------     --------------------
                                                   1994         1995         1996        1996         1997
                                                 --------     --------     --------     -------     --------
                                                                                        (UNAUDITED)
Revenues...................................      $316,800     $382,360     $418,059     $84,910     $101,914
Operating costs and expenses:
  Cost of revenues.........................       129,250      166,092      172,475      38,104       42,941
  Selling and promotion....................       113,870      128,640      138,319      29,328       37,029
  General and administrative...............        57,498       68,013       78,460      19,872       22,888
                                                 --------     --------     --------     --------    --------
Income (loss) from operations..............        16,182       19,615       28,805      (2,394)        (944)
                                                 --------     --------     --------     --------    --------
Gain (loss) on sales of businesses.........        13,650         (282)       1,434       1,216           --
Other income (expense), net................          (863)      (2,103)      (2,476)        376       (3,047)
                                                 --------     --------     --------     --------    --------
Income (loss) before provision (benefit)
  for income taxes.........................        28,969       17,230       27,763        (802)      (3,991)
Provision (benefit) for income taxes.......         1,230          595          904         (26)        (133)
                                                 --------     --------     --------     --------    --------
Net income (loss)..........................      $ 27,739     $ 16,635     $ 26,859     $  (776)    $ (3,858)
                                                 ========     ========     ========     ========    ========
Pro Forma Data (unaudited):
  Historical income (loss) before provision
    (benefit) for income taxes.............      $ 28,969     $ 17,230     $ 27,763     $  (802)    $ (3,991)
  Pro forma provision (benefit) for income
    taxes..................................        12,643        7,694       11,707        (338)      (1,740)
                                                 --------     --------     --------     --------    --------
  Pro forma net income (loss)..............      $ 16,326     $  9,536     $ 16,056     $  (464)    $ (2,251)
                                                 ========     ========     ========     ========    ========
  Pro forma net income (loss) per share....      $   0.73     $   0.43     $   0.72     $ (0.02)    $  (0.10)
                                                 ========     ========     ========     ========    ========
  Pro forma weighted average number of
    shares of common stock and common stock
    equivalents............................    22,361,777   22,361,777   22,361,777  22,361,777   22,361,777
                                              ===========   ==========   ==========  ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                        CMP MEDIA INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                              DECEMBER 31,
                                                          ---------------------      MARCH 31,
                                                            1995         1996          1997
                                                          --------     --------     -----------
                                                                                    (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents.............................  $  6,091     $  6,721      $  --
  Accounts receivable, less allowance for doubtful
     accounts of $2,945, $3,189 and $2,969 as of
     December 31, 1995, 1996 and March 31, 1997,
     respectively.......................................    64,154       65,145         67,679
  Inventories...........................................    12,244        6,091          6,724
  Deferred subscription acquisition costs...............        --           --          7,394
  Prepaid expenses and other current assets.............     7,057        6,431          5,613
                                                          --------     --------       --------
     Total current assets...............................    89,546       84,388         87,410
                                                          --------     --------       --------
Property and equipment, net.............................    20,834       26,461         28,013
Investment in and advances to unconsolidated
  affiliates............................................        --        8,197          6,340
Intangible assets.......................................     1,307        3,382          3,236
Other assets............................................     1,639        1,507          1,910
                                                          --------     --------       --------
                                                          $113,326     $123,935      $ 126,909
                                                          ========     ========       ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $ 26,042     $ 27,146      $  29,445
  Accrued expenses and other current liabilities........    28,254       33,995         28,519
  Deferred revenue......................................    11,363       11,382         13,867
                                                          --------     --------       --------
     Total current liabilities..........................    65,659       72,523         71,831
                                                          --------     --------       --------
Long-term debt..........................................    12,000       25,000         34,250
Deferred compensation...................................     5,169        6,730          7,318
Other liabilities.......................................     2,671        2,969          3,807
                                                          --------     --------       --------
          Total liabilities.............................    85,499      107,222        117,206
                                                          --------     --------       --------
Commitments and contingencies (Note 14)
Stockholders' equity:
  Class A Common Stock, par value $.01 per share,
     50,000,000 shares authorized, 18,874,570 shares
     issued and outstanding at December 31, 1995 and
     1,321,320 shares issued and outstanding at December
     31, 1996 and March 31, 1997........................       189           13             13
  Class B Common Stock, par value $.01 per share,
     20,000,000 shares authorized, 17,553,250 shares
     issued and outstanding at December 31, 1996 and
     March 31, 1997.....................................        --          176            176
  Additional paid-in capital............................     2,366       17,843         17,860
  Retained earnings.....................................    25,723       14,323          6,815
  Unamortized restricted stock compensation.............        --      (15,174)       (14,693)
  Other.................................................      (451)        (468)          (468)
                                                          --------     --------       --------
          Total stockholders' equity....................    27,827       16,713          9,703
                                                          --------     --------       --------
                                                          $113,326     $123,935      $ 126,909
                                                          ========     ========       ========

   The accompanying notes are an integral part of the consolidated financial statements.

                        CMP MEDIA INC. AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NOTES 1 AND 9)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                           COMMON STOCK
                                 ---------------------------------
                                                                                             UNAMORTIZED
                                              SHARES                 ADDITIONAL               RESTRICTED
                                 ---------------------------------    PAID-IN     RETAINED      STOCK               STOCKHOLDERS'
                                   CLASS A      CLASS B     AMOUNT    CAPITAL     EARNINGS   COMPENSATION   OTHER      EQUITY
                                 -----------   ----------   ------   ----------   --------   ------------   -----   -------------
Balance as of January 1,
  1994.........................   18,874,570                 $189     $  2,046    $ 21,238                            $  23,473
  Net income...................                                                     27,739                               27,739
  Distributions to S
    corporation stockholders
    for taxes and other........                                                    (32,064)                             (32,064)
  Contributed capital..........                                            250                                              250
  Decrease in market value of
    marketable securities......                                                                             $ (53)          (53)
                                 -----------   ----------    ----      -------    --------     --------     -----     ---------
Balance as of December 31,
  1994.........................   18,874,570           --     189        2,296      16,913           --       (53)       19,345
                                 ===========   ==========    ====      =======    ========     ========     =====     =========
  Net income...................                                                     16,635                               16,635
  Distributions to S
    corporation stockholders
    for taxes and other........                                                     (7,825)                              (7,825)
  Contributed capital..........                                             70                                               70
  Minimum pension liability
    adjustment.................                                                                              (451)         (451)
  Adjustment to unrealized loss
    on decline in market value
    of securities..............                                                                                53            53
                                 -----------   ----------    ----      -------    --------     --------     -----     ---------
Balance as of December 31,
  1995.........................   18,874,570           --     189        2,366      25,723           --      (451)       27,827
                                 ===========   ==========    ====      =======    ========     ========     =====     =========
  Net income...................                                                     26,859                               26,859
  Distributions to S
    corporation stockholders
    for taxes and other........                                                    (38,259)                             (38,259)
  Conversion of Class A Common
    Stock to Class B Common
    Stock......................  (18,874,570)  18,874,570
  Conversion of Class B Common
    Stock to Class A Common
    Stock......................    1,321,320   (1,321,320)
  Sale of restricted stock.....                                         15,414                 $(15,414)                     --
  Amortization of restricted
    stock compensation.........                                                                     240                     240
  Contributed capital..........                                             63                                               63
  Minimum pension liability
    adjustment.................                                                                               (17)          (17)
                                 -----------   ----------    ----      -------    --------     --------     -----     ---------
Balance as of December 31,
  1996.........................    1,321,320   17,553,250     189       17,843      14,323      (15,174)     (468)       16,713
                                 ===========   ==========    ====      =======    ========     ========     =====     =========
  Net income (unaudited).......                                                     (3,858)                              (3,858)
  Distributions to S
    corporation
    stockholders for taxes and
    other
    (unaudited)................                                                     (3,650)                              (3,650)
  Amortization of restricted
    stock compensation
    (unaudited)................                                                                     481                     481
  Contributed capital
    (unaudited)................                                             17                                               17
                                 -----------   ----------    ----      -------    --------     --------     -----     ---------
Balance as of March 31, 1997
  (unaudited)..................    1,321,320   17,553,250    $189     $ 17,860    $  6,815     $(14,693)    $(468)    $   9,703
                                 ===========   ==========    ====      =======    ========     ========     =====     =========

   The accompanying notes are an integral part of the consolidated financial statements.

                        CMP MEDIA INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                            FOR THE THREE MONTHS
                                                                      FOR THE YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                                                                     ----------------------------------     ---------------------
                                                                       1994         1995         1996         1996         1997
                                                                     --------     --------     --------     --------     --------
                                                                                                                 (UNAUDITED)
Cash flows from operating activities:

  Net income (loss)................................................  $ 27,739     $ 16,635     $ 26,859     $   (776)    $ (3,858)
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation and amortization of property and equipment........     4,685        6,068        6,952        1,818        2,009
    Write-off of property and equipment............................     1,792        1,622          872          174          253
    Amortization of intangible assets..............................       579          283          369           78          146
    Provision for doubtful accounts................................     2,767        2,150        2,216          635          583
    Compensation expense under incentive plans.....................       583        1,595        2,192          308        1,069
    (Gain) loss on sales of businesses.............................   (13,650)         282       (1,434)      (1,216)
    Losses from unconsolidated affiliates..........................       925          743        1,330          187        2,713
    Deferred income taxes..........................................         7         (134)         207           (6)         (21)
    Gain on sale of marketable securities..........................                     44
    Cash effects of changes in assets and liabilities, net of the effects of businesses acquired and sold:
      (Increase) decrease in accounts receivable...................   (12,327)     (22,105)      (2,807)       9,497       (3,117)
      (Increase) decrease in inventories...........................    (1,420)      (8,088)       6,153          845         (633)
      Increase in deferred subscription acquisition costs..........                                           (5,760)      (7,394)
      (Increase) decrease in prepaid expenses and other current
        assets.....................................................    (1,840)       1,142          419        1,438          839
      Decrease (increase) in other assets..........................       516         (181)         132         (466)        (403)
      Increase (decrease) in accounts payable......................    11,916       (1,474)       1,104       (4,115)       2,299
      Increase (decrease) in accrued expenses and other current
        liabilities................................................     4,817        6,724        4,294         (513)      (7,759)
      Increase in deferred revenue.................................     2,786        2,144           19        3,533        2,485
      Increase (decrease) in other liabilities.....................       581         (202)        (520)         (25)         901
                                                                     --------     --------     --------     --------     --------
        Net cash provided by (used in) operating activities........    30,456        7,248       48,357        5,636       (9,888)
                                                                     --------     --------     --------     --------     --------
Cash flows from investing activities:
  Purchase of property and equipment...............................   (13,674)      (8,224)     (12,728)      (2,046)      (3,814)
  Purchase of intangible assets....................................      (935)        (102)        (219)        (150)
  Investment in and advances to unconsolidated affiliates..........      (906)        (339)      (9,950)        (340)        (856)
  Purchase of business.............................................                              (2,000)
  Purchase of marketable securities................................    (7,122)
  Proceeds from sale of marketable securities......................     2,000        7,080
  Proceeds from sales of businesses................................    14,000          126        2,489        2,198
                                                                     --------     --------     --------     --------     --------
        Net cash used in investing activities......................    (6,637)      (1,459)     (22,408)        (338)      (4,670)
                                                                     --------     --------     --------     --------     --------
Cash flows from financing activities:
  Borrowings under revolving credit agreement......................    11,000       74,550       43,050        4,050       24,970
  Repayment of borrowings..........................................                (73,550)     (30,050)      (4,050)     (15,720)
  Distributions paid to S corporation stockholders for taxes and
    other..........................................................   (32,064)      (7,825)     (38,259)      (6,881)      (2,848)
  Contributed capital..............................................       250           70           63           16           17
  Increase in book overdraft.......................................                                                         1,481
  Other financing activities.......................................                                (123)                      (63)
                                                                     --------     --------     --------     --------     --------
        Net cash provided by (used in) financing activities........   (20,814)      (6,755)     (25,319)      (6,865)       7,837
                                                                     --------     --------     --------     --------     --------
Net change in cash and cash equivalents............................     3,005         (966)         630       (1,567)      (6,721)
Cash and cash equivalents at beginning of period...................     4,052        7,057        6,091        6,091        6,721
                                                                     --------     --------     --------     --------     --------
Cash and cash equivalents at end of period.........................  $  7,057     $  6,091     $  6,721     $  4,524     $     --
                                                                     ========     ========     ========     ========     ========
Supplemental disclosure of cash flow information:
  Interest paid....................................................  $     --     $    840     $    724     $    231     $    307
                                                                     ========     ========     ========     ========     ========
  Income taxes paid................................................  $    875     $    734     $    781     $     80     $     28
                                                                     ========     ========     ========     ========     ========
Supplemental disclosure of business acquired:
  Fair value of assets acquired....................................                            $  2,275
  Liabilities assumed..............................................                                (275)
                                                                                               --------
  Cash paid........................................................                            $  2,000
                                                                                               ========
Non-cash transactions:
  On November 27, 1996, three senior executives acquired shares of the Company's Class A Common Stock from the Company's principal stockholders, resulting in a $15,414 credit to Additional
    paid-in capital and a $15,414 debit to Unamortized restricted stock compensation, both components of Stockholders' equity.
    See Note 10 to the Consolidated Financial Statements.

    The accompanying notes are a integral part of the consolidated financial statements.

                        CMP MEDIA INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

1.  BASIS OF PRESENTATION:

     CMP Media Inc. and subsidiaries (the "Company") operate in one business segment by publishing magazines and newspapers and providing Internet services for the manufacturers, engineers, designers and purchasers of electronic systems and components, including computers, telecommunications equipment and related products, distributors, resellers and retailers of those products and the end-users, in business and at home, of information systems, computer systems, personal computers, software, the Internet and related products and services. In addition, the Company licenses the titles, editorial content and designs of many of its publications to publishers outside the United States and represents foreign technology publishers in the sale of advertising space to U.S. technology advertisers.

     The accompanying financial statements include the accounts of CMP Media Inc. ("Media"), CMP International Corp. ("International"), CMP Communications Corp. ("Communications"), CMP Media Partnership (the "Partnership"), CMP France S.N.C. ("S.N.C."), Englewood Enterprises Corp. ("Enterprises"), and CMP Japan K.K. ("K.K."), which are all related through common ownership.

     Through a series of transactions which occurred from October 21, 1996 through February 3, 1997, Media became the parent company of International, S.N.C. and Enterprises as follows:

     - On October 21, 1996, Media and Communications merged, and the outstanding shares in Communications were subsequently cancelled (the "Merger"). As a result of the Merger, the Partnership (which owned S.N.C.) between Media and Communications ceased to exist;

     - In December 1996, K.K. was liquidated by its stockholders;

     - On February 3, 1997, the stockholders of International and Enterprises contributed all of the shares of capital stock of those corporations to Media as capital, and International and Enterprises became wholly-owned subsidiaries of Media. On April 21, 1997, Enterprises was merged with Media.

     As all of the entities were under common control, the most meaningful presentation of the financial statements is the retroactive consolidation of Media and its subsidiaries for all periods presented.

     On February 3, 1997, the Company declared a stock dividend of nine shares of its non-voting Class C Common Stock for each share of Class A Common Stock and Class B Common Stock outstanding. The stock dividend, which was paid on February 28, 1997, has been given retroactive treatment for all periods presented. Prior to the consummation of the initial public offering, the stockholders of the Company exchanged each of their shares of Class C Common Stock for one share of the class of Common Stock upon which the dividend was paid. The exchange has been given retroactive treatment in the consolidated financial statements for all periods presented. See Note 9.

     Prior to the consummation of the initial public offering, the Company declared a 35.75-for-one stock split, in the form of a stock dividend, of all classes of its common stock and restated its certificate of incorporation to, among other things, change the par value of all classes of its common stock from $0.10 per share to $0.01 per share. The stock dividend and change in par value have been given retroactive treatment in the consolidated financial statements for all periods presented. See Note 9.

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  a. Principles of Consolidation

     The consolidated financial statements include the accounts of Media and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Investments in companies in which ownership interests range from 20 to 50 percent and the Company has the ability to exercise significant influence over the operating and financial policies of such companies are accounted for under the equity method. Other investments are accounted for under the cost method.

  b. Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates are related to provisions for estimated returns, rebates, discounts and adjustments and allowances for doubtful accounts.

  c. Revenue Recognition

     Advertising revenues from the Company's controlled-circulation trade newspapers and magazines are recognized based on the publications' cover dates net of provisions for estimated rebates, adjustments and discounts. Advertising revenues from the Company's paid-subscription and newsstand-circulation consumer magazines are recognized at the on-sale date, net of provisions for estimated rebates, adjustments and discounts. Revenues from newsstand sales are recognized at the on-sale date for all publications, net of provisions for estimated returns. Revenues from subscription sales are recognized over the terms of the subscription on a straight-line basis. Licensing revenues are recognized on a straight-line basis over the term of the license agreement.

  d. Operating Costs and Expenses

     Cost of revenues include editorial, production, paper, distribution and fulfillment costs. Selling and promotion costs include subscription acquisition costs. Such costs are expensed as incurred. For interim financial reporting purposes, subscription acquisition costs are deferred and allocated among interim periods based upon the benefit received.

  e. Marketable Securities

     On January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." There was no cumulative effect upon adoption. In computing realized gain or loss on sale, the cost of marketable securities has been determined based upon specific identification. Unrealized gains and losses on marketable securities available for sale are included as a separate component of stockholders' equity.

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- CONTINUED
  f. Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

  g. Concentration of Credit Risk

     The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of federally insured limits. The Company has not experienced losses in such accounts.

     The Company provides publishing, marketing and information services to its customers who represent a variety of technology companies in the United States and other countries. The Company extends credit to its customers and historically has not experienced significant losses relating to receivables from individual customers or groups of customers.

  h. Inventories

     Inventories, which consist primarily of paper used in the production of the Company's publications, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

  i. Property and Equipment

     Property and equipment is recorded at cost. Depreciation is computed principally using the straight-line method over estimated useful lives which range from three to seven years. Maintenance and repairs are charged to expense as incurred; renewals and improvements which extend the life of the asset are capitalized. Gains or losses on the disposition of property and equipment are reflected in results of operations. Leasehold improvements are amortized over the shorter of the lease term or the remaining useful life of the related assets.

  j. Intangible Assets

     Intangible assets consist of goodwill, trademarks, subscriber lists and covenants not to compete. Intangible assets are amortized on a straight-line basis over periods ranging from three to fifteen years.

     At each balance sheet date, management assesses whether there has been a permanent impairment in the value of intangible assets. If the carrying value of the assets exceeds the estimated undiscounted future cash flows from operating activities of the related businesses, a permanent impairment is deemed to have occurred. In this event, the assets are written down to fair value.

  k. Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), which is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 specifies the recognition and measurement criteria for such impairments. Adoption of SFAS No. 121 on January 1, 1996 had no impact on the Company's financial position, results of operations or cash flows.

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- CONTINUED
  l. Income Taxes

     The Company and certain affiliates elected to be treated as S corporations for U.S. federal income tax purposes, which requires that the income or loss for federal and certain state and local tax jurisdictions be recognized by the stockholders. The other affiliates are partnerships whereby income or loss is included in a partner's tax return based upon its respective ownership percentage. Accordingly, the provision for income taxes includes state, local and foreign income taxes.

     In connection with the proposed sale of its Class A Common Stock in an initial public offering, the Company will terminate its S corporation election and make a final S corporation distribution to its stockholders, which is estimated to be approximately $38,000. As a result of terminating its S corporation election and converting to a C corporation, the Company will be subject to U.S. federal and all applicable state and local taxes. The unaudited pro forma provision for income taxes, unaudited pro forma net income and unaudited pro forma net income per share are presented as if the Company had terminated its S corporation election prior to January 1, 1994.

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end on the basis of enacted laws and statutory tax rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

  m. Pro Forma Net Income (Loss) Per Share and Weighted Average Common Shares Outstanding (Unaudited)

     Pro forma net income (loss) per share-primary is computed using the weighted average number of shares of common stock and common stock equivalents outstanding (using the Treasury Stock Method). Common stock options issued during the twelve-month period prior to the Company's initial public offering have been included in the calculation as if they were outstanding for all periods using the Treasury Stock Method and the initial public offering price of $22.00 per share. In addition, the calculation includes shares of common stock representing the number of shares, based upon the initial public offering price of $22.00 per share, the proceeds from which would be necessary to pay the final S corporation distribution referenced in Note 2(l) above and S corporation distributions of approximately $10,300 made in the twelve months preceding May 31, 1997 which were in excess of net income for such twelve-month period. Net income (loss) per share-fully diluted is not presented as it is equivalent to net income (loss) per share-primary.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), which simplifies existing computational guidelines, revises disclosure requirements and increases the comparability of earnings-per-share-data on an international basis. SFAS No. 128 is effective for financial statements for periods ending after December 15, 1997 and requires restatement of all prior-period earnings-per-share data presented. The Company is currently evaluating the new statement; however, the impact of adoption of SFAS No. 128 on the Company's financial statements is not expected to be significant.

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: -- CONTINUED
  n. Unaudited Interim Financial Statements

     The consolidated financial statements as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 are unaudited but have been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

3.  PROPERTY AND EQUIPMENT:

     Property and equipment at December 31, 1995 and 1996 consisted of the following:

                                                                  1995        1996
                                                                 -------     -------
        Production, editorial and circulation equipment........  $ 6,029     $ 9,739
        Office equipment.......................................   17,566      20,077
        Furniture and fixtures.................................    2,513       2,054
        Leasehold improvements.................................    9,573      10,485
                                                                 -------     -------
                                                                  35,681      42,355
        Less: accumulated depreciation and amortization........   14,847      15,894
                                                                 -------     -------
          Property and equipment, net..........................  $20,834     $26,461
                                                                 =======     =======

4.  INTANGIBLE ASSETS:

     Intangible assets at December 31, 1995 and 1996 consisted of the following:

                                                                    1995       1996
                                                                   ------     ------
        Goodwill.................................................  $  498     $2,673
        Trademark................................................     817        817
        Subscriber lists.........................................      --        220
        Covenants not to compete.................................     986        150
                                                                   ------     ------
                                                                    2,301      3,860
        Less: accumulated amortization...........................     994        478
                                                                   ------     ------
          Intangible assets, net.................................  $1,307     $3,382
                                                                   ======     ======

     In May 1996, the Company acquired a business which represents non-U.S. technology publishers in the sale of advertising space to U.S. technology advertisers for $2,275 in cash and assumed liabilities. The acquisition has been accounted for by the purchase method of accounting. The results of operations of the business acquired have been included in the Company's Consolidated Statement of Income from the date of acquisition. In connection with this acquisition, the Company recorded $2,175 of goodwill which is being amortized over fifteen years. Pro forma data have been omitted as the impact is not material to the Company's results of operations for 1995 and 1996.

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

5.  INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES:

     In 1996, the Company made equity investments totaling $5,748 in three companies, and an investment accounted for under the cost method of $3,000 in another company. These companies are engaged in the Internet services and technology industries. The excess of the Company's investments over equity in net assets acquired amounted to $2,534 at December 31, 1996, net of accumulated amortization of $504. This excess is being amortized on a straight-line basis over three years. In addition, during 1996, the Company made advances of $1,177 to its two publishing joint venture investments.

     Losses from unconsolidated affiliates were $925, $743, and $1,330 for 1994, 1995 and 1996, respectively, and have been included in other income (expense), net, in the Company's Consolidated Statements of Income.

6.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

     Accrued expenses and other current liabilities at December 31, 1995 and 1996 consisted of the following:

                                                                  1995        1996
                                                                 -------     -------
        Salaries, commissions, vacation and employee
          benefits.............................................  $14,701     $17,330
        Profit sharing contributions...........................    3,102       4,141
        Volume discounts.......................................    4,244       3,025
        Other..................................................    6,207       9,499
                                                                 -------     -------
                                                                 $28,254     $33,995
                                                                 =======     =======

7.  REVOLVING CREDIT AGREEMENT:

     On November 14, 1996, the Company modified an existing revolving credit agreement with two financial institutions to provide for borrowings of up to $75,000. Borrowings bear interest at either LIBOR plus .35% to .825%, depending on outstanding loan balances and Company earnings levels, or the prime rate, at the Company's option. The agreement contains certain negative covenants regarding minimum levels of net worth, fixed coverage and limitations on indebtedness. As of March 31, 1997, the Company was in default of its net worth covenant, and there was a default under a related negative pledge covenant; however, the lenders have permanently waived these defaults. The Company believes that it is not probable that there will be defaults under these covenants for the applicable measurement dates during the twelve-month period ending on April 1, 1998. Borrowings under the agreement were $12,000 and $25,000 as of December 31, 1995 and 1996, respectively. The agreement expires November 14, 2001. The weighted average interest rates for borrowings under the agreement were 7.26% and 6.11% for the years ended December 31, 1995 and 1996, respectively. Interest expense was approximately $0, $852 and $667 for the years ended December 31, 1994, 1995 and 1996, respectively and is included in other income (expense), net, in the Company's Consolidated Statements of Income.

8.  GAIN (LOSS) ON SALES OF BUSINESSES:

     Gain (loss) on sales of businesses for the years ended December 31, 1994, 1995 and 1996 consisted primarily of the following:

     In January 1994, the Company sold its travel-related publications for $14,000. The sale resulted in a gain of $13,650. Excluding this gain, the operations of these publications had no impact on revenues or income before provision for income taxes for 1994.

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

8.  GAIN (LOSS) ON SALES OF BUSINESSES: -- CONTINUED
     In September 1995, the Company sold its Japanese conference business for approximately $125. The sale resulted in a loss of approximately $407. The Company's results of operations for 1994 and 1995 include revenues and (loss) before provision for income taxes of approximately $481 and $(1,032), and $1,331 and $(77), respectively, from this business.

     In March 1996, the Company sold its publication, CommunicationsWeek International, for $2,198. The sale resulted in a gain of $1,216. The Company's results of operations for 1994, 1995 and 1996 included revenues and income
(loss) before provision for income taxes of approximately $4,794 and $(1,488), $11,042 and $1,370 and $175 and $(107), respectively, from this publication.

9.  STOCKHOLDERS' EQUITY:

     The Company has the authority to issue 70 million shares of common stock, par value $.01 per share, of which 50 million shares are designated Class A Common Stock and 20 million shares are designated Class B Common Stock.

     Holders of Class A Common Stock and Class B Common Stock vote together as a single class as follows: holders of Class A Common Stock are entitled to one vote for each share of such stock held and holders of Class B Common Stock are entitled to ten votes for each share of such stock held. Dividends may be paid out of legally available funds if declared by the Board of Directors and are payable equally to each class of Common Stock. Each share of Class B Common Stock is convertible, at the option of the holder, into Class A Common Stock, on a share-for-share basis.

     Prior to the consummation of the initial public offering, the Company declared a 35.75-for-one stock split, in the form of a stock dividend, of all classes of its common stock and restated its certificate of incorporation to, among other things, change the par value of all classes of its common stock from $0.10 per share to $0.01 per share. The stock dividend and change in par value have been given retroactive treatment in the consolidated financial statements for all periods presented.

     In May 1996, the 18,874,570 outstanding shares of Class A Common Stock were converted by the Company into an equal number of shares of Class B Common Stock.

     In November 1996, 1,321,320 outstanding shares of Class B Common Stock were converted into an equal number of shares of Class A Common Stock.

     On January 31, 1997, a distribution of approximately $800 was declared payable in June 1997 to all stockholders of International. See Note 1.

     On February 3, 1997, the Company declared a stock dividend of nine shares of Class C Common Stock for each share of Class A and Class B Common Stock outstanding. This dividend, which was paid on February 28, 1997, resulted in the issuance of 16,987,113 shares of Class C Common Stock and has been given retroactive treatment in the consolidated financial statements for all periods presented. Prior to the consummation of the initial public offering, the stockholders of the Company exchanged each of their shares of Class C Common Stock for one share of the class of Common Stock upon which the dividend was paid. As a result, 16,987,113 shares of Class C Common Stock were exchanged for 1,189,188 shares of Class A Common Stock and 15,797,925 shares of Class B Common Stock, and there are no shares of Class C Common Stock outstanding. The exchange has been given retroactive treatment in the consolidated financial statements for all periods presented.

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

9.  STOCKHOLDERS' EQUITY: -- CONTINUED
     In connection with the Company's expected change in tax status from an S corporation to a C corporation, the Company will make a final S corporation distribution to its stockholders, which is estimated to be approximately $38,000. See Note 2(l). As of March 31, 1997, on a pro forma basis giving effect to the payment of this distribution, Stockholders' equity would be a deficit of $28,297.

10.  INCENTIVE AWARDS:

     a. Equity Appreciation Plan

     In 1988, the Company established an equity appreciation plan (the "Equity Appreciation Plan") for certain key employees and directors which provides for incentive deferred compensation in the form of Share Appreciation Rights ("SARs") pursuant to formulas contained in the Equity Appreciation Plan. All SARs are granted at the discretion of the Company's Board of Directors. The SARs normally are subject to a nine-year redemption schedule beginning, at the election of the participant, as early as June 30, 1993, and ending on June 30, 2002, unless the Board of Directors provides an extension. Under the redemption schedule, a participant must have redeemed at least 20% of his or her SARs as of June 30, 1998, 40% as of June 30, 1999, 60% as of June 30, 2000, 80% of as June
30, 2001 and 100% as of June 30, 2002; provided, however, that no more than 20% of a participant's SARs may be redeemed in any one year. The Board of Directors has the discretion to accelerate the payment of any or all redemptions and payments. Pursuant to the Equity Appreciation Plan, approximately $583, $1,595 and $1,952 were charged to operations in 1994, 1995 and 1996, respectively. As of December 31, 1994, 1995 and 1996, $4,866, $6,461 and $8,414, respectively, has been accrued for payment under the Equity Appreciation Plan. Cumulative payments made under the Equity Appreciation Plan approximated $70 as of December 31, 1996.

     b. Executive Stock Purchase and Option Agreements

     On November 27, 1996, three senior executives acquired 1,321,320 shares of the Company's outstanding Class A Common Stock from principal stockholders of the Company for $1,386 in cash. At the date of purchase, the aggregate market value of the shares was $16,800. The Company will recognize $15,414 in non-cash compensation expense pro rata over the vesting periods ranging from seven to nine years. Compensation expense for 1996 was $240.

     On November 27, 1996, the Company granted the same three senior executives stock options to purchase 2,642,640 shares of Class A Common Stock pursuant to certain stock option agreements between these executives and the Company. The option price per share of Class A Common Stock of $12.72 was equal to the market value per share on the date of grant. Subject to acceleration based on certain performance criteria, options with respect to 755,040 shares and 1,887,600 shares of Class A Common Stock vest on December 31, 2003 and 2005, respectively. Options expire no later than December 31, 2010.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its incentive plans. Accordingly, no compensation expense has been recognized for the Company's incentive plans other than for the restricted stock purchased and formula-based awards. The fair value of the options granted was estimated as $1,974 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 5%, volatility of 0%, risk-free interest rates of 6.02% for options vesting in seven years and 6.22% for options vesting in nine years and an expected life of seven to nine years. Had compensation cost for the Company's stock option awards been

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

10.  INCENTIVE AWARDS: -- CONTINUED
determined based upon the fair value at the grant date consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's unaudited pro forma net income for the year ended December 31, 1996 would have been reduced by approximately $20.

     c. Employee Stock Option Plan

     In December 1996, the Company adopted its 1996 Stock Option Plan (the "Option Plan"). The Option Plan provides for the issuance of options for the purchase of 1,132,560 shares of the Company's Class A Common Stock. The exercise period for options granted under the Option Plan is ten years from the date of grant.

     Under the Option Plan, in January 1997, the Company granted certain key employees options to purchase 419,705 shares of Class A Common Stock at an option price of $12.72 per share. The option price per share was equal to market value per share at date of grant. The options become exercisable at varying dates from July 1998 through January 2003.

11.  INCOME TAXES:

     Income before provision for income taxes for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                                           1994        1995        1996
                                                          -------     -------     -------
    Domestic............................................  $37,526     $25,374     $32,388
    Foreign.............................................   (8,557)     (8,144)     (4,625)
                                                          -------     -------     -------
                                                          $28,969     $17,230     $27,763
                                                          =======     =======     =======

     Foreign income before provision for income taxes includes foreign source losses from entities characterized as a partnership for U.S. state and local income tax purposes. Accordingly, these losses provided U.S. state and local income tax benefit.

     The provision (benefit) for historical income taxes for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                                                1994      1995      1996
                                                               ------     -----     ----
    State and local income taxes:
      Current................................................  $1,057     $ 482     $446
      Deferred...............................................       7      (134)     207
                                                               ------     -----     ----
                                                                1,064       348      653
    Foreign income taxes.....................................     166       247      251
                                                               ------     -----     ----
                                                               $1,230     $ 595     $904
                                                               ======     =====     ====

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

11.  INCOME TAXES: -- CONTINUED
     A reconciliation of the U.S. federal statutory rate to the historical effective income tax rates of the Company for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                                                 1994      1995      1996
                                                                 -----     -----     -----
    U.S. federal statutory rate................................   35.0%     35.0%     35.0%
    Benefit of S corporation status............................  (35.0)    (35.0)    (35.0)
    State and local income taxes...............................    3.7       2.0       2.4
    Foreign income taxes.......................................    0.6       1.5       0.9
                                                                 -----     -----     -----
                                                                   4.3%      3.5%      3.3%
                                                                 =====     =====     =====

     The components of the net deferred income tax asset as of December 31, 1995 and 1996 are as follows:

                                                                           1995     1996
                                                                           ----     ----
    Accounts receivable................................................    $ 85     $102
    Accruals for operating expenses....................................     575      344
    Property, equipment and leasehold improvements.....................     (72)     (62)
    Other..............................................................       4       34
    Valuation allowance................................................      --      (33)
                                                                           ----     ----
                                                                           $592     $385
                                                                           ====     ====

     The provision for pro forma income taxes (unaudited) for the years ended December 31, 1994, 1995 and 1996 as if the Company had terminated its S corporation election prior to January 1, 1994 is as follows:

                                                           1994        1995        1996
                                                          -------     -------     -------
    U.S. federal income taxes:
      Current...........................................  $10,812     $ 7,401     $ 6,853
      Deferred..........................................     (934)     (1,504)      2,223
    State and local income taxes:
      Current...........................................    2,842       1,933       1,796
      Deferred..........................................     (244)       (383)        584
    Foreign income taxes................................      167         247         251
                                                          -------     -------     -------
                                                          $12,643     $ 7,694     $11,707
                                                          =======     =======     =======

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

11.  INCOME TAXES: -- CONTINUED
     A reconciliation of the U.S. federal statutory rate to the pro forma effective income tax rates (unaudited) of the Company for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                                                    1994     1995     1996
                                                                    ----     ----     ----
    U.S. federal statutory rate...................................  35.0%    35.0%    35.0%
    State and local income taxes..................................   5.8      5.8      5.4
    Foreign income taxes..........................................   0.6      1.5      0.9
    Operating expenses disallowed for tax purposes................   1.3      1.8      1.2
    Operating losses (income) with no income tax
      benefit (expense)...........................................   1.2      1.3     (1.9)
    Other.........................................................  (0.3)    (0.7)    (0.1)
    Valuation allowance...........................................    --       --      1.7
                                                                    ----     ----     ----
                                                                    43.6%    44.7%    42.2%
                                                                    ====     ====     ====

     The components of the pro forma deferred income tax asset (unaudited) as of December 31, 1995 and 1996 are as follows:

                                                                        1995       1996
                                                                       ------     ------
    Accounts receivable..............................................  $1,069     $1,362
    Accruals for operating expenses..................................   7,786      4,596
    Property, equipment and leasehold improvements...................    (971)      (830)
    Other............................................................      56        445
    Valuation allowance..............................................      --       (440)
                                                                       ------     ------
                                                                       $7,940     $5,133
                                                                       ======     ======

12.  EMPLOYEE BENEFIT PLANS:

  a. Defined Benefit Pension Plan

     As of December 31, 1992, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the "Pension Plan"). The Company reports pension expense in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS No. 87"), and Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The Company has funded the Pension Plan in accordance with the Employee Retirement Income Security Act of 1974. The Pension Plan's assets consist primarily of time deposits, money market funds, guaranteed income annuity contracts, pooled income funds, and equity securities.

     As of January 1, 1993, the Pension Plan was amended and frozen so that employees will earn no further benefits for future services. Future service will continue to be the basis for vesting of non-vested benefits existing at December 31, 1992 and the Pension Plan will continue to hold assets and pay benefits. This amendment was treated as a curtailment for the year ended December 31, 1992.

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

12.  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     The following table sets forth the Pension Plan's funded status and amounts recognized at December 31, 1995 and 1996:

                                                                        1995       1996
                                                                       ------     ------
    Actuarial present value of benefit obligation:
    Accumulated benefit obligation, including vested benefits of
      $1,944 in 1995 and $2,087 in 1996..............................  $2,039     $2,117
                                                                       ======     ======
    Projected benefit obligation for service rendered to date........  $2,039     $2,117
    Pension Plan assets at fair value................................   1,707      1,786
                                                                       ------     ------
    Fund status......................................................    (332)      (331)
    Unrecognized transition amount being recognized over 15 years....    (648)      (563)
    Unrecognized net loss............................................   1,099      1,031
    Adjustment to recognize minimum liability........................    (451)      (468)
                                                                       ------     ------
              Accrued pension cost...................................  $ (332)    $ (331)
                                                                       ======     ======

     As required by SFAS No. 87, pension cost was computed using the projected unit credit actuarial cost method (previously the entry age normal actuarial cost method had been used). Net periodic pension cost includes the following components for the years ended December 31, 1994, 1995 and 1996:

                                                                1994      1995     1996
                                                                -----     ----     -----
    Interest cost.............................................  $ 211     $141     $ 143
    Return on assets..........................................   (119)     (90)     (109)
    Net amortization and deferral.............................   (136)     (51)       (5)
                                                                -----     ----     -----
              Net periodic pension (income) expense...........  $ (44)    $ --     $  29
                                                                =====     ====     =====

     For the years ended December 31, 1994, 1995 and 1996, the actuarial present value of the projected benefit obligation was computed using an average discount rate of 7.25%, 7% and 7%, respectively. The rate of increase in future compensation levels no longer applies since the Pension Plan was frozen as of January 1, 1993. The expected long-term rate of return on plan assets was 6.5%, 5% and 5% in 1994, 1995 and 1996, respectively.

     In accordance with the provisions of SFAS No. 87, the Company recorded a minimum pension liability representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liabilities. Because the liability recognized exceeds the amount of unrecognized prior service cost, the liability as of December 31, 1995 and 1996 is reported as a separate reduction of stockholders' equity.

  b. Profit Sharing Plan:

     Substantially all employees of the Company are covered by a profit sharing plan (the "Profit Sharing Plan"). The Profit Sharing Plan provides that employees may make annual pre-tax contributions of up to 15% of their eligible compensation pursuant to Section 401(k) of the Internal Revenue Code. Through December 31, 1996, the Company contributed an amount equal to 25% of each employee's contribution up to 1.5% of the employee's eligible compensation. As of January 1, 1997, the Company will contribute an amount equal to 50% of each employee's contribution up to

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

12.  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
3% of the employee's eligible compensation. The Company's contributions were $557, $630 and $882 for the years ended December 31, 1994, 1995 and 1996, respectively. The Company at its discretion has made additional annual contributions as defined in the Profit Sharing Plan. The provision for these contributions amounted to $2,154, $3,118 and $4,283 in 1994, 1995 and 1996,
respectively.

13.  RELATED PARTY TRANSACTIONS:

     Certain stockholders of the Company have a 15% ownership interest in the facility which the Company leases as its principal offices. The existing lease expires in November 1999. Total rental expense with respect to this lease was approximately $4,500 for each of the years ended December 31, 1994, 1995 and 1996. See Note 14. The Company has a note receivable from one of its executive officers, the unpaid principal amount of which was $780 and $770 as of December 31, 1995 and 1996, respectively. This note, which bears interest at a rate which approximates LIBOR, provides for quarterly interest payments and annual principal payments of $10 per year through 2003, $20 per year through 2013 and $50 per year through 2023. In addition, in April 1997, the Company guaranteed loans to two of its senior executives totaling $4,700. The loans are from one of the financial institutions with which the Company has its revolving credit agreement. These loans will be payable in November 2001 and are guaranteed through such date. The Company is obligated to extend the guarantees for $3,000 and $1,700 through December 31, 2005 and December 31, 2007, respectively, at the request of the senior executives. The Company incurred expenses of approximately $441, $489 and $544 for the years ended December 31, 1994, 1995 and 1996, respectively, on behalf of a not-for-profit organization managed by the Co-Chairpersons of the Company.

14.  COMMITMENTS AND CONTINGENCIES:

     The Company leases its office facilities and certain office equipment under non-cancellable operating leases expiring in various years through 2005. Future minimum lease payments as of December 31, 1996 are as follows:

            YEAR ENDING DECEMBER 31,
            ----------------------------------------------------------
            1997......................................................  $10,593
            1998......................................................   10,656
            1999......................................................    9,743
            2000......................................................    5,535
            2001......................................................    5,264
            Thereafter................................................   14,190
                                                                        -------
                                                                        $55,981
                                                                        =======

     Certain of the above leases are subject to escalation clauses for taxes and other expenses. Rent expense amounted to $7,547, $9,098 and $9,851 in 1994, 1995 and 1996, respectively.

     The Company has employment agreements with three senior executives. The agreements provide minimum terms for base compensation and fringe benefits. The agreements also contain confidentiality and non-competition clauses ranging from three to five years as well as termination provisions. The Company is accruing the probable amount of expected termination costs over the

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

14. COMMITMENTS AND CONTINGENCIES: -- CONTINUED expected service period. The maximum contingent liability under such agreements at December 31, 1996 was approximately $17,000.

     In the normal course of business, the Company is sometimes named as a defendant in litigation. In the opinion of management, based upon the advice of counsel, any uninsured liability which may result from the resolution of any present litigation or asserted claim will not have a material effect on the Company's financial position, results of operations or cash flows.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Cash and cash equivalents, marketable securities, short-term receivables and trade payables and accrued expenses are carried at amounts approximating fair value. Based on the interest rates currently available to the Company for similar borrowings, long-term debt is also carried at amounts approximating fair value.

16.  QUARTERLY FINANCIAL DATA (UNAUDITED):

               1995                  MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,      TOTAL
----------------------------------  -----------   -----------   -------------   ------------   -----------
Revenues..........................  $    77,958   $    93,319    $    95,192    $   115,891    $   382,360
Operating costs and expenses......       81,729        91,033         89,579        100,404        362,745
                                     ----------    ----------     ----------     ----------     ----------
Income (loss) from operations.....       (3,771)        2,286          5,613         15,487         19,615
Gain (loss) on sales of
  businesses(1)...................                        126           (408)                         (282)
Other income (expense), net.......         (338)         (125)           138         (1,778)        (2,103)
                                     ----------    ----------     ----------     ----------     ----------
Income (loss) before provision
  (benefit) for income taxes......       (4,109)        2,287          5,343         13,709         17,230
Provision (benefit) for income
  taxes...........................         (142)           79            185            473            595
                                     ----------    ----------     ----------     ----------     ----------
Net income (loss).................  $    (3,967)  $     2,208    $     5,158    $    13,236    $    16,635
                                     ==========    ==========     ==========     ==========     ==========
Historical income (loss) before
  provision (benefit) for
  income taxes....................  $    (4,109)  $     2,287    $     5,343    $    13,709    $    17,230
Pro forma provision (benefit) for
  income taxes(2).................       (1,835)        1,021          2,386          6,122          7,694
                                     ----------    ----------     ----------     ----------     ----------
Pro forma net income (loss).......  $    (2,274)  $     1,266    $     2,957    $     7,587    $     9,536
                                     ==========    ==========     ==========     ==========     ==========
Pro forma net income (loss) per
  share(3)........................  $     (0.10)  $      0.06    $      0.13    $      0.34    $      0.43
                                     ==========    ==========     ==========     ==========     ==========
Pro forma weighted average shares
  outstanding.....................   22,361,777    22,361,777     22,361,777     22,361,777     22,361,777
                                     ==========    ==========     ==========     ==========     ==========

                        CMP MEDIA INC. AND SUBSIDIARIES

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

16.  QUARTERLY FINANCIAL DATA (UNAUDITED): -- (CONTINUED)

             1996               MARCH 31,     JUNE 30,    SEPTEMBER 30,   DECEMBER 31,     TOTAL
------------------------------  ----------   ----------   -------------   ------------   ----------
Revenues......................  $   84,910   $  107,674    $   110,578     $  114,897    $  418,059
Operating costs and expenses..      87,304       98,450        101,498        102,002       389,254
                                ----------   ----------     ----------     ----------    ----------
Income (loss) from
  operations..................      (2,394)       9,224          9,080         12,895        28,805
Gain (loss) on sales of
  businesses(1)...............       1,216           72            146                        1,434
Other income (expense), net...         376          (95)          (655)        (2,102)       (2,476)
                                ----------   ----------     ----------     ----------    ----------
Income (loss) before provision
  (benefit) for income
  taxes.......................        (802)       9,201          8,571         10,793        27,763
Provision (benefit) for income
  taxes.......................         (26)         300            279            351           904
                                ----------   ----------     ----------     ----------    ----------
Net income (loss).............  $     (776)  $    8,901    $     8,292     $   10,442    $   26,859
                                ==========   ==========     ==========     ==========    ==========
Historical income (loss)
  before provision (benefit)
  for income taxes............  $     (802)  $    9,201    $     8,571     $   10,793    $   27,763
Pro forma provision (benefit)
  for income taxes(2).........        (338)       3,880          3,614          4,551        11,707
                                ----------   ----------     ----------     ----------    ----------
Pro forma net income (loss)...  $     (464)  $    5,321    $     4,957     $    6,242    $   16,056
                                ==========   ==========     ==========     ==========    ==========
Pro forma net income (loss)
  per share(3)................  $    (0.02)  $     0.24    $      0.22     $     0.28    $     0.72
                                ==========   ==========     ==========     ==========    ==========
Pro forma weighted average
  shares outstanding..........  22,361,777   22,361,777     22,361,777     22,361,777    22,361,777
                                ==========   ==========     ==========     ==========    ==========

---------------
(1) See Note 8 -- Gain (Loss) on Sales of Businesses

(2) See Note 11 -- Income Taxes

(3) See Note 2(m) -- Pro Forma Net Income (Loss) Per Share and Weighted Average Common Shares Outstanding (Unaudited)

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Lazard Freres & Co. LLC, Bear, Stearns & Co. Inc. and Furman Selz LLC are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                                                             SHARES OF
                                                                              CLASS A
                                UNDERWRITER                                 COMMON STOCK
  -----------------------------------------------------------------------   ------------
  Goldman, Sachs & Co....................................................       790,000
  Lazard Freres & Co. LLC................................................       790,000
  Bear, Stearns & Co. Inc................................................       790,000
  Furman Selz LLC........................................................       790,000
  Alex. Brown & Sons Incorporated........................................        90,000
  Deutsche Morgan Grenfell Inc...........................................        90,000
  Donaldson, Lufkin & Jenrette Securities................................        90,000
  A.G. Edwards & Sons, Inc...............................................        90,000
  Morgan Stanley & Co. Incorporated......................................        90,000
  Wasserstein Perella Securities, Inc....................................        90,000
  William Blair & Company, L.L.C.........................................        50,000
  Cowen & Company........................................................        50,000
  Legg Mason Wood Walker Incorporated....................................        50,000
  Raymond James & Associates, Inc........................................        50,000
  Roney & Co., L.L.C.....................................................        50,000
  Utendahl Capital Partners, L.P.........................................        50,000
                                                                              ---------
       Total.............................................................     4,000,000
                                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.90 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 1,000,000 shares of Class A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the U.S. Offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Lazard Capital Markets, Bear, Stearns International Limited and Furman Selz LLC.

     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will
(i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 600,000 additional shares of Class A Common Stock, solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Class A Common Stock offered. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 150,000 additional shares of Class A Common Stock.

     The Company, its directors, certain executive officers and directors and the holders of Class B Common Stock (including the Selling Stockholders), who will hold in the aggregate 1,321,320 of Class A Common Stock and 16,088,250 shares of Class B Common Stock following the Offerings, have agreed that, subject to certain limited exceptions, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option or stock purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class A Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Class A Common Stock, without the prior written consent of Goldman, Sachs & Co.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Class A Common Stock offered by them.

     Prior to the Offerings, there has been no public market for the Class A Common Stock. The initial public offering price has been negotiated between the Company, the Selling Stockholders and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CMPX".

     In connection with the Offerings, the Underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company and the Selling Stockholders in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares sold in the Offerings may be reclaimed by the syndicate if such shares of Class A Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the Nasdaq National Market, in the over-the-counter market or otherwise.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of Class A Common Stock, including shares of Class A Common Stock initially sold in the International Offering, to persons located in the United States.

     Furman Selz LLC has performed certain valuation and appraisal services for the Company.

           =========================================================

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                            ------------------------

                               TABLE OF CONTENTS

                                          Page
                                          ----
Prospectus Summary......................    3
Risk Factors............................   10
Use of Proceeds.........................   14
Dividend Policy.........................   14
Dilution................................   15
Capitalization..........................   16
Selected Consolidated Financial Data....   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   20
Business................................   28
Management..............................   39
Certain Relationships and Related
  Transactions..........................   51
Principal and Selling Stockholders......   55
Description of Capital Stock............   57
Shares Eligible for Future Sale.........   61
Legal Matters...........................   63
Experts.................................   63
Change in Accountants...................   63
Additional Information..................   63
Index to Financial Statements...........  F-1
Underwriting............................  U-1

     Through and including August 18, 1997 (the 25th day after the date of this Prospectus), all dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

           =========================================================

           =========================================================
                                5,000,000 Shares

                                 CMP MEDIA LOGO

                              Class A Common Stock
                           (par value $.01 per share)

                                   [CMP LOGO]

                              Goldman, Sachs & Co.
                            Lazard Freres & Co. LLC
                            Bear, Stearns & Co. Inc.
                                  Furman Selz

                      Representatives of the Underwriters
           =========================================================